DE 12/31/06

AR/S

1-14568

07048248

Shaping our future

2006 Annual Report

IPSCO

Financial and operating highlights

Year ended December 31 ($ U.S. millions*)		2006	2005	2004
Net sales*		$ 3,776	$ 3,033	$ 2,531
Operating profit*		$ 997	$ 910	$ 668
Operating profit per ton		$ 245	$ 263	$ 188
Net income*		$ 643	$ 586	$ 455
Net income per diluted share		$ 13.43	$ 11.96	$ 8.69
Shareholders' equity*		$ 2,260	$ 1,741	$ 1,286
Return on equity		32%	39%	41%
Share price (NYSE)	High	$ 111.60	$ 83.60	$ 49.52
	Low	$ 80.52	$ 40.50	$ 14.20
	Close	$ 93.87	$ 82.98	$ 47.80
Dividends per share (CDN)		$ 0.78	$ 0.56	$ 0.25
Tons shipped (000s)		4,069	3,460	3,561
Number of employees (end of year)		4,400	2,700	2,500


$3,776 M
02
03
04
05
06

Since 2002, IPSCO's revenues have grown at a compound average growth rate of 35%.


$13.43
02
03
04
05
06

IPSCO's earnings per share have grown at a compound average growth rate of 212% since 2002.


$434 M
02
03
04
05
06

Strong operating cash flows decreased in 2006 due to increases in working capital.

IPSCO is a leading low-cost producer of steel plate and energy tubulars in North America with an annual liquid steel-making capacity of 4.3 million tons. The Company operates four steel mills, eleven pipe mills, nine product finishing facilities and nine scrap processing centers in 25 geographic locations across the United States and Canada. IPSCO's pipe mills produce a wide range of seamless and welded energy tubular products including oil and gas well casing and tubing, line pipe, drill pipe, large diameter transmission pipe, standard pipe and hollow structural sections. The Company also manufactures premium connections for oil and natural gas drilling and production under its ULTRA™ brand name. IPSCO trades as "IPS" on both the New York and Toronto Stock Exchanges.

During the past year, we continued *Shaping our future* by improving productivity, building closer relationships with our customers and adding more value to an increasingly diverse range of products and services within the most promising sectors of the steel industry.

In December, these efforts culminated in the acquisition of NS Group, a leading producer of seamless tubular steel products and premium oilfield connections. Today, we are a leading producer of plate and energy tubulars in North America, serving approximately 700 customers in the energy, transportation, construction and industrial equipment markets.


02
06

Capital investments have increased to meet growing opportunities.



Vicki Avril
Senior Vice President & Chief Financial Officer


02
06

Operating income has increased significantly to $997 million in 2006.

We can't control the business cycle, but we aren't about to let it control us.

At IPSCO, we continue to shape our business in ways that help deliver superior results throughout the full business cycle. Over the past few years, we have built robust platforms for growth through significant investment in three of the most dynamic sectors in the steel industry – plate, energy tubulars and large diameter pipe. Together, they represent a well diversified revenue stream that's contributed to IPSCO's stable earnings growth. What's more, our facilities have the flexibility to migrate product mix based on changes in demand. Our "steel short" strategy, which sizes internal steel-making capacity to meet demand for finished products during the weakest part of the cycle, also helps to optimize capacity utilization.

STEADY GROWTH

Shipments of IPSCO's tubular and steel mill products have grown by 2.9 million tons in the past 10 years, a compound average growth rate of 13%.


STEEL
PIPE

#1

IPSCO is the #1 plate supplier in North America.



John Tulloch
Executive Vice President - Steel & Chief Commercial Officer

>60%

Over 60% of the world's active drilling rigs operate in North America.*

*Source: Baker Hughes, 2006

We're all about profitable growth, so we focus on the most promising industry sectors.

IPSCO is the #1 supplier of plate in North America and one of the continent's leading manufacturers of welded and seamless energy tubulars, from Oil Country Tubular Goods (OCTG) products to large diameter pipe. And we have recently established an important presence in premium oilfield connections. Each of these businesses is supported by strong long-term fundamentals. Demand for plate is expected to remain strong thanks to growing global applications and the refurbishment of North America's infrastructure. Sustained strength in the need for oil and gas is projected to drive heightened exploration and drilling activity, steady growth in transmission networks and continued demand for our energy tubular products.



More than half of IPSCO's sales are energy related, a growing category that includes pipe and plate products used in the construction of drilling rigs, wind towers and energy infrastructure.

#1

We have the largest energy tubular capacity in the U.S. and Canada.



David Britten
VICE PRESIDENT,
CORPORATE DEVELOPMENT

IPSCO + NS Group



59% of 2007 sales are expected to be energy related.

There's a word that best describes our fit with NS Group – seamless.

Following the December 1, 2006 acquisition of NS Group, IPSCO improved its position in the fast-growing energy tubular market, with the largest manufacturing capacity of any producer in the United States and Canada. What's more, NS Group has accelerated IPSCO's growth into complementary, value-added product lines such as alloy and seamless energy tubulars. Through ULTRA™ Premium Oilfield Services, the acquisition has also given IPSCO a growing presence in high performance oilfield connections. The combination of IPSCO and NS Group has also created a fully integrated production platform – from scrap to steel to pipe to field services – with closer proximity to key U.S. energy markets and the capability to produce all the steel required for our growing product offering.


Steel
Tubular
Coil processing
Scrap processing
Seamless tubular
ULTRA™
Operational headquarters
IPSCO facility
Former NS Group facility


02
06

Since 2002, revenue per ton sold has increased by more than 130%.

Joseph Russo
Senior Vice President & Chief Technical Officer




02
06

Value-added products reached 48% of total tons shipped in 2006.

How many ways can you add value to plate and pipe? We keep finding more.

IPSCO's success has always depended on finding new ways to add value to our products and services. We invested more than $50 million in a new plate heat treat facility in Mobile, Alabama to meet customer demand for increasingly advanced products. Heat treat capacity was similarly increased at our energy tubular facility in Calgary, Alberta and new tubular heat treat capacity is being installed at Blytheville, Arkansas and Baytown, Texas. We also continued to strengthen our leadership in large diameter pipe and are investing $80 million in our Regina, Saskatchewan spiral mills to increase annual capacity by 66% to 500,000 tons. In North America, IPSCO has more Grade X80 high-strength pipe in the ground than any other producer and is the first and only supplier of installed and operating Grade X100 pipe.

ULTRA-FX™ GL (Glass Lined)
ULTRA™ Premium Oilfield Services *manufactures* and services the advanced connections required for deep, high-pressure and directional drilling.



6σ

Our Six Sigma program has generated significant savings.

Peter MacPhail
VICE PRESIDENT OF PRIMARY OPERATIONS





02
06

Operating income was an industry-leading $245 per ton in 2006.

How do we keep costs low and quality high? It's no big secret.

IPSCO's industry-leading profitability starts with advanced mini-mill technology, which converts scrap to liquid steel to achieve significant savings in labor, raw material and energy costs. Our lean manufacturing and Six Sigma initiatives also continue to bear fruit, as evidenced by a continuous reduction in man-hours per ton of plate and coil produced over the past five years. However, IPSCO's most important competitive advantage may be its unique operating structure. As a fully integrated steel and pipe company, we are invested along a single value chain from raw materials to steel manufacturing and processing. This gives us the opportunity to optimize production, control quality and enhance margins at every stage of our operations.

INDUSTRY-LEADING PROFITABILITY
IPSCO's December 2006 acquisition of NS Group resulted in the strategic combination of two of the most profitable players in the steel and energy services industries.

OPERATING INCOME AS A % OF SALES



26.4%
04
05
06

IPSCO



24.4%
04
05
06

NS Group*

*NS Group results reflect unaudited nine-month results for the period from January 1, 2006 to September 30, 2006.

44%

Direct sales to OEM customers represent 44% of total sales.



Daniel Miksta
Vice President & General Sales Manager, Steel Products

 # 1

IPSCO has a leading market share in small diameter seamless pipe.

Our customers are counting on us, so we're doing our best to measure up.

IPSCO's migration toward higher value-added products and services goes hand in hand with our efforts to build stronger customer relationships. During the past year, we have continued to increase direct sales and build a stronger brand presence in the market by working more collaboratively with original equipment manufacturers (OEMs), as well as service centers and distributors. Former NS Group operations are similarly focused. The advanced performance properties of ULTRA's™ patented connections have earned a high degree of customer loyalty and our small diameter seamless pipe has achieved a leading market share in the energy tubular market. Strong customer relationships are also very much in evidence in our plate and coil businesses. In 2006, IPSCO achieved the industry's #1 ranking in overall satisfaction, quality, service and on-time delivery in an independent survey of our plate customers.


8.25
7.50
6.75
2001
2002
2003
2004
2005
2006
IPSCO rated an 8.25 out of 10 in Q4 2006
Our competitors rated a 7.65 out of 10 in Q4 2006

OVERALL CUSTOMER SERVICE RATING

IPSCO is growing its lead over competitors in overall customer satisfaction, according to an independent survey of IPSCO's plate customers from 2001 to 2006.

Source: Jacobson & Associates, overall customer satisfaction rating



David Sutherland
President &
Chief Executive Officer

By carefully shaping the circumstances within our control, we're positioning IPSCO to outperform the industry throughout the cycle.

RECORD FINANCIAL RESULTS

Supported by strong demand for our steel products, IPSCO posted its fifth consecutive year of record performance in 2006. Revenues rose 24% to $3.78 billion and net income reached $643.1 million or $13.43 per share, an increase of 12% from 2005. Since 2003, our revenues have grown by 178%.

It's clear that the past three years have been good for IPSCO – so good that some investors might be wondering, "How long can this extraordinary performance continue?" Demand in this industry has always fluctuated; in fact, IPSCO elected to reduce output volumes in the fourth quarter of 2006 to accommodate what we believe will be short-lived inventory reductions in plate and tubular markets. As for how the demand and pricing environment for steel will play out in 2007 and in the years ahead, that's something we cannot predict with certainty. The more relevant question for us, however, is this: "Can IPSCO continue to outperform the industry?" Thanks to the strategies we've been following to shape the Company's future, I believe the answer is "Yes".

BUILDING OUR LEADERSHIP IN PLATE AND PIPE

Shaping our future starts with building meaningful scale in the most promising sectors of the steel business. We are the largest supplier of steel plate in North America, a region that hosts one of the world's steadiest economies, and our prospects are supported by positive fundamentals. Demand for high-quality plate products is expected to remain strong thanks to steady economic growth and the required maintenance of North America's aging infrastructure. Meanwhile, rapid growth in the developing world will continue to sustain strong global demand.

Following the acquisition of NS Group, we improved our position as one of North America's leading producers of energy tubular products, with a greatly expanded product range that now includes seamless pipe and premium oilfield connections and services. This part of our business also continues to benefit from solid fundamentals. While energy prices can be volatile in the short term, most analysts have no doubt about the long-term trend toward higher energy prices and increased exploration activity. Better yet, we have the good fortune of being located in North America, a region that includes more than half of the world's active drilling rigs.

Our large diameter pipe business is similarly well positioned. IPSCO has long been a leader in the development of high-performance steels and the large diameter pipe produced from them. In response to strong demand, we'll be running our spiral mills at capacity through the first quarter of 2008. Our longer-term prospects also remain promising thanks to several million tons of pipeline projects currently under consideration. To meet this increased demand, we announced an $80 million investment to increase the annual capacity at our large diameter spiral mills in Regina by 66% to 500,000 tons by early 2008.

$928

Revenue per ton sold reached a record $928 in 2006.



A slab at IPSCO's Mobile Steelworks is readied for further processing. Mobile has the capacity to heat treat 170,000 tons of steel a year, part of our strategy to add more value to IPSCO's product mix.

0.09

Lost time injuries per 200,000 hours worked in 2006 were a record 0.09.

ADDING MORE VALUE

At the same time, we continue to improve our prospects by adding more value to our products. Revenue per ton sold reached a record $928 in 2006 and this important metric has more than doubled in the past four years. Our customers are looking for higher performance steels with advanced chemical and physical properties and we strive to meet those needs. Early in the year, we announced a $17.7 million installation of a vacuum degasser in Montpelier that will enable us to produce ultra-low hydrogen steel for more demanding applications. We also continued to reap commercial benefits from the work of IPSCO's Frontier Pipe Research Unit, the only industry research facility that is principally focused on the development of advanced steel for sophisticated large diameter pipe applications. Aided by these efforts, IPSCO became the first North American steel producer to supply Grade X100 pipe. In December, we finalized the aforementioned acquisition of NS Group, which greatly advanced our value-added and diversification strategies by adding a wide range of seamless energy tubulars and premium oilfield connections to our product mix. NS Group itself had already initiated a $98 million program to increase its seamless pipe and heat treating capabilities.

IMPROVING OUR OPERATIONS

Proactively shaping the future also requires that we extend our leadership as a high quality, low-cost producer. From an operating perspective, we continued to break prior records in 2006 including vital measures such as total throughput, yield and man-hours per ton.

This performance rests on some very powerful competitive advantages. All of our steelworks feature mini-mill technology, which converts scrap to liquid steel with significant savings in labor, raw material and energy costs. We are also considered a leader in Steckel mill technology, which allows us to switch production between coil and a wide variety of discrete plate products in response to changing market opportunities. IPSCO's unique operating structure – with fully integrated platforms in plate and pipe – is another plus. Both our history and our strategic direction are based on integration along a single value chain from raw materials through steel making and processing. This allows us to optimize production, control quality and enhance margins at every step.

Even more important, IPSCO's operating performance has been accompanied by an unwavering commitment to safety and the environment. We reported the lowest lost time injury frequency rate in our Company's history during 2006 – 0.09 cases per 200,000 hours worked – while achieving record production and productivity.

50th

Our 50th year of operations included many new performance records.


IPSCO
IPS
NYSE
IPS
NYSE
IPS
NYSE
8

CEO David Sutherland rang the closing bell in December to mark IPSCO's 10th anniversary of listing on the New York Stock Exchange.

1

IPSCO is ranked #1 in overall plate customer satisfaction.

*Source: Jacobson & Associates

FOCUSING ON OUR CUSTOMERS

Today, IPSCO serves the needs of hundreds of customers in energy services, transportation, industrial equipment, construction and other markets. In all of these sectors, customers want to work with a smaller number of trusted suppliers and we are working hard to make IPSCO their first and best choice. We do it by working more collaboratively with original equipment manufacturers, as well as service centers and distributors, to find new solutions to emerging engineering and manufacturing challenges. And by making the required investments to meet their needs.

Above all, we strive to be regarded as their most dependable supplier and we consistently measure how we are doing. I am proud to report that an independent survey of our plate customers for 2006 ranked IPSCO #1 in overall customer satisfaction for the second straight year.

THE YEAR AHEAD

The steel industry will continue to be cyclical, although likely less so than in years past as a result of recent consolidation and a steady rise in global demand. We will also continue to benefit from diversification and value-adding strategies which have helped stabilize earnings. What's more, the outlook in our chosen businesses remains strong. Our plate customers are projecting steady activity in 2007, business in the energy sector is expected to pick up early in the year and we are adding capacity in large diameter pipe to keep up with demand.

Meanwhile, our financial position remains strong. During the past year, IPSCO's unsecured senior debt was elevated to investment grade by two of North America's principal rating agencies, Moody's and Standard & Poor's. We also remain firmly on track with regard to the integration and optimization of our new facilities and expect to exceed our initial $25 million synergy targets during 2007.

As we close the books on 2006, IPSCO's 50th year of operation and the 10th anniversary of our listing on the New York Stock Exchange, I would like to thank our loyal customers and suppliers for making another great year possible. I would also like to thank our now more than 4,400 employees for helping us achieve record operating results while carefully shaping the conditions for IPSCO's continued success in the years ahead.

David Sutherland

David Sutherland
President and Chief Executive Officer

March 1, 2007



Burton Joyce
CHAIRMAN OF THE BOARD

LETTER FROM OUR CHAIRMAN

BURTON JOYCE director since 1993
Mr. Joyce is the Chairman of the Board of Directors of IPSCO Inc. and a former President and CEO of Terra Industries Inc., a manufacturer of fertilizer and methanol.

The past year witnessed more new performance records and milestones at IPSCO. Buoyed by continued strength in steel and energy prices, and a strong operating performance, our share price climbed more than 13% on both the New York Stock Exchange and the Toronto Stock Exchange in 2006. During the past four years, IPSCO's share price has risen by more than 800%.

Meanwhile, our ability to create value could also be seen in an annual dividend which increased 39% from CDN $0.56 in 2005 to CDN $0.78 in 2006. We also renewed our share repurchase program through the Toronto Stock Exchange, authorizing the repurchase of up to 10% (approximately 4.7 million shares) of our public float over a one-year period beginning May 9, 2006. At year-end, approximately 1 million shares had been repurchased through the program.

We also took advantage of our abundant cash flow to significantly strengthen IPSCO's platform for long-term earnings growth. On December 1, 2006, we finalized the $1.43 billion acquisition of NS Group, a move that gives us the largest energy tubular manufacturing capacity of any producer in the United States and Canada with a significantly expanded product offering in higher value alloy and seamless tubulars and a new presence in premium oilfield connections. As a result of this transaction, IPSCO is now well positioned to be the provider of choice in a North American energy pipe market that will continue to benefit from positive long-term fundamentals.

As always, our ability to create sustainable value for investors was grounded in our commitment to the highest possible standards of corporate governance. And, once again, we were pleased to see that commitment recognized by independent corporate governance studies. IPSCO achieved a "AAA" rating on the Shareholder Confidence Index published by the Joseph L. Rotman School of Management at the University of Toronto in December 2006. We also remained in the top quartile of Canadian public companies in the annual *Globe and Mail* survey of corporate governance practices. Please see "Governance at IPSCO" on the following page to learn more about the Company's corporate governance policies and practices.

In closing, I would like to acknowledge the valuable contributions of Mr. Roger Tetrault who will be retiring from the Board in 2007 following eight years of service. I would also like to extend the Board's thanks and congratulations to all the employees of IPSCO for making 2006 another year for the record books. Thanks to their efforts, we have been able to reinforce the confidence of our customers, our suppliers and our investors while shaping our business for continuing success in the future.

Burton Joyce
Chairman of the Board

March 1, 2007


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Governance at IPSCO

At IPSCO, we believe that good corporate governance is an essential ingredient in the effective management of the Company and in the creation of sustainable value for our stakeholders. We work hard to ensure that IPSCO's practices and policies reflect both regulatory requirements and best practices in the United States and Canada.

Each year, the Board of Directors reviews IPSCO's corporate governance practices against relevant Canadian securities statutes, regulations and policies, including the corporate governance guidelines adopted by the Canadian Securities Administrators (CSA) as well as the listing requirements of the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), the provisions of the *Sarbanes-Oxley Act of 2002* and the rules announced by the U.S. Securities and Exchange Commission (SEC) in response to Sarbanes-Oxley. In addition, IPSCO's Board regularly reviews the performance of other leading public companies to ensure that our own approach to governance continues to meet or exceed best practices. As a result of these efforts, we are confident that IPSCO meets all applicable corporate and securities law requirements and continues to be a leader in good corporate governance practices.

Director independence and accountability are the foundation of the Company's corporate governance practices. Each of IPSCO's directors, except the Chief Executive Officer, is "independent" within the meaning of the rules of the SEC, NYSE, TSX and CSA. No director, except the Chief Executive Officer, has any "material relationship" with the Company.

Also at the core of the Company's strong corporate governance record are its Code of Business Conduct and Conflicts of Interest Policy, which were enhanced in 2004 with the introduction of the IPSCO Whistleblower Policy. The Whistleblower Policy is an extension of the Company's commitment to ensuring its business is conducted with the utmost integrity and transparency. Each of these policies can be viewed on our website at www.ipsco.com.

A detailed Statement of Corporate Governance Practices, made by members of the Governance and Compliance Committee of the Board of Directors, is included in our 2006 Proxy Statement, and we encourage shareholders to take the time to review the Company's governance infrastructure and initiatives.


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1. MICHAEL GRANDIN director since 2003
Mr. Grandin is the Chairman and CEO of Fording Canadian Coal Trust and Fording Inc. and the former Dean of the Haskayne School of Business at the University of Calgary. He is also the former President of PanCanadian Energy Corporation and former Executive Vice President and CFO of Canadian Pacific Limited.

2. JUANITA HINSHAW director since 2002
Ms. Hinshaw is President of H&H Advisors, a private consulting firm, and the retired Senior Vice President and CFO of Graybar Electric Company, Inc., an electrical, telecommunications and data products distributor. She is also the former Vice President and Treasurer of Monsanto Company.

3. JACK MICHAELS director since 2000
Mr. Michaels is Chairman, President and CEO of tool manufacturer Snap-On Incorporated. He is also the former Chairman, CEO and President of HNI Corporation, an office furniture and hearth products manufacturer.

4. BERNARD MICHEL director since 1998
Mr. Michel is the retired Chairman, President and CEO of Cameco Corporation, the world's largest uranium producer. He also serves as Chairman of the Board of Directors for Bruce Power Inc.

5. ALLAN OLSON director since 1989
Mr. Olson is President and CEO of First Industries Corporation, a business investment and management company, and former President and CEO of Churchill Corporation, an industrial construction company.

6. ARTHUR PRICE director since 1979
Mr. Price is the Chairman and CEO of Axia NetMedia Corporation, an IP network systems and media solutions company.

7. RICHARD SIM director since 1994
Mr. Sim is the retired Chairman, President and CEO of APW Ltd., an integrated electronic enclosure systems company. Prior to this, he served as Chairman of Actuant Corporation (formerly Applied Power Inc.), a manufacturer of hydraulic equipment.

8. DAVID SUTHERLAND director since 2002
Mr. Sutherland is President and CEO of IPSCO Inc. He also holds directorships with the Steel Manufacturers Association, the American Iron and Steel Institute, the Canadian Steel Producers Association (Chairman) and the International Iron and Steel Institute.

9. ROGER TETRAULT director since 1999
Mr. Tetrault is the retired Chairman and CEO of McDermott International, Inc., a worldwide energy services company. He is also a former member of the NASA Advisory Council. Mr. Tetrault will be retiring from the Board in 2007.

10. GORDON THIESSEN, O.C. director since 2001
Mr. Thiessen is Chairman of the Canadian Public Accountability Board, which oversees the auditors of public companies, and a former Governor of the Bank of Canada.

11. D. MURRAY WALLACE
director from 1974 to 1982 and since 1987
Mr. Wallace is Chairman of Park Street Capital Corporation and the former President of Axia NetMedia Corporation, an IP network systems and media solutions company.

12. JOHN ZAOZIRNY, Q.C. director since 1987
Mr. Zaozirny is counsel to McCarthy Tétrault LLP, barristers and solicitors. He currently serves as Vice Chairman of Canaccord Capital Corp. and is a Governor of the Business Council of British Columbia. He is a former Minister of Energy for the Government of Alberta.


SURREY
2005 BEST OF CLASS

In 2006, IPSCO facilities took part in a friendly safety competition that is based on reported accident statistics as well as a scored audit performance. Employees of Surrey coil processing (featured here), Montpelier steel and Blytheville tubular earned Best of Class honors in 2006.

ISO 14001

Our steel and tubular environmental management systems were first to be certified in North America.



IPSCO's Mobile Steelworks enlists the support of other local businesses and media each year to help *Fill the Bus* – a vital initiative that delivers essential classroom supplies to area public schools.

Our responsibilities

At IPSCO, we know that our investors' interests are best served by being sensitive to the impact of our business on society at large. That's why we have an unwavering commitment to good corporate citizenship. This commitment is reflected in comprehensive policies that guide and monitor our performance in all aspects of the Company's operations, including health and safety, community involvement and the environment.

As a member of both the American Iron and Steel Institute and the Canadian Steel Producers Association, IPSCO is also committed to specific industry-wide principles of sustainable development in making innovative products that answer society's needs in the most responsible manner possible. This commitment is aimed at improving the quality of life for all people, now and for generations to come, and placing the utmost value on the interdependence of environmental, social and economic aspects in all decision-making processes.

IPSCO is also an active member of the International Iron and Steel Institute, which introduced a comprehensive sustainability reporting process in 2005 that is based on 11 measurable sustainability indicators that track economic, environmental and social performance.

HEALTH, SAFETY AND PERFORMANCE

At IPSCO, we focus on safety first not just because it's the right thing to do but because it is simply not possible to sustain improvements in quality and productivity without a fundamentally safe working environment. IPSCO achieved record production and productivity in 2006 while experiencing the lowest lost time injury frequency rate in the Company's history – 0.09 cases per 200,000 hours worked. Over the past five years, IPSCO has reduced its total recordable injury frequency rate by 59% to 3.5 total cases per 200,000 hours worked. In 2006, this was 58% lower than the industry average of 8.3 cases per 200,000 hours worked.

ENVIRONMENTAL LEADERSHIP

At IPSCO, we recognize that sound environmental performance is in the best interest of our shareholders and the communities in which we operate. In fact, we were the first steel company in North America to successfully register all of its steel and tubular operations' Environmental Management Systems (EMSs) to the ISO 14001 Standard. Since 2002, IPSCO has invested millions of dollars in projects designed to minimize the impact of our operations on the environment.


02
06

Recordable injury rate was 58% lower than the industry average.


welcome to
ipscoplace
enriching our community

IPSCO Place is an exciting new cultural and commercial hub in Regina, Saskatchewan. Anchored by the renovated 7,000-seat Brandt Centre, the facility provides an important, large-scale venue for international exhibits and trade shows as well as local sporting, agricultural and other events.

1.5%

We direct 1.5% of after-tax profits toward philanthropic endeavors.

IPSCO'S COMMITMENT TO SUSTAINABLE OPERATIONS STARTS WITH THE CONSUMPTION OF SCRAP STEEL – THE MOST RECYCLED MATERIAL ON EARTH.

Our environmental performance has also been aided by a core mini-mill manufacturing process that relies primarily on scrap for its raw steel-making material. In 2006, the Company recycled 4.2 million tons of steel scrap, thereby eliminating the need for mining a similar quantity of iron ore and smelting it in a far more energy intensive process. Since 2003, we've been taking a similar approach to the successful utilization of scrap tires as a carbon substitute in the manufacture of steel. This program has resulted in the consumption of more than 22,000 tons of scrap tires.

SUPPORTING OUR COMMUNITIES

IPSCO believes that taking care of the communities in which we operate is an integral part of good corporate citizenship. It's also good business sense. That's why we have consistently directed 1.5% of after-tax profits toward philanthropic endeavors and participate each year in numerous charitable and community initiatives. We also encourage our employees to volunteer their time and resources in the communities that host our facilities throughout the United States and Canada.

In June 2006, IPSCO announced a multi-million dollar community partnership agreement that will see IPSCO contribute $2.5 million to assist in the renewal and revitalization plan for Regina Exhibition Park, now called IPSCO Place. Located in the heart of Regina, Saskatchewan, IPSCO Place will welcome more than 1 million visitors each year, with an annual economic impact of about $66 million.

This contribution will help fund a long-range plan for renewal of the Brandt Centre and the development of a new 400,000 square foot Agri-Trade and Event Complex. This state-of-the-art facility will host a wide range of economic and cultural activities including trade shows, agricultural events and indoor winter sports.

At the Mobile Steelworks, IPSCO continues to fund charitable activities through the IPSCO Foundation for Education, established in 2004. IPSCO directs $100,000 annually to the Foundation from savings generated by the use of scrap tires in the manufacturing process. The Foundation uses the funds to support projects at nearby schools in Mobile County. To date, the program has directed more than $300,000 to the local community.

The Foundation provides further support through the annual *Fill the Bus* campaign, which has generated more than $33,000 in school supplies. With the support of local media, residents and businesses, such efforts continue to build momentum.

For more information on IPSCO's health and safety, environmental and community initiatives, please visit our website at www.ipsco.com.

24%

IPSCO's sales increased 24% in 2006 to a record $3.78 billion.


2 INCH COMP SHOES

IPSCO produced more than 3.6 million tons of plate and coil in 2006 and shipped 2.7 million tons of steel mill products, an increase of 16% from tons shipped in the previous year.

1

IPSCO is the leading supplier of plate in North America.

Financial and operating review

BUSINESS PROFILE

IPSCO owns and operates flat rolled steelworks in: Regina, Saskatchewan; Montpelier, Iowa; and Mobile, Alabama. These steelworks use electric arc furnace or "mini-mill" technology to convert scrap metal into liquid steel. Liquid steel is cast into slabs and subsequently hot rolled, using Steckel mill technology, into either discrete plate or coil.

We also own and operate one round billet steelworks which we acquired as part of the NS Group acquisition with an estimated annual meltshop capacity of 450,000 tons. Liquid steel is cast into 5 ½ inch round billets that are further processed into seamless tubes or sold as billets.

Five coil-processing locations, sourced primarily with IPSCO produced coil, fabricate cut-to-length products to meet customer requirements.

Seven pipe locations throughout North America utilize both IPSCO produced and third party coil to fabricate electric resistance welded (ERW) tubular products, as well as spiral formed, double submerged arc welded tubular products greater than 24 inches in diameter. Our seamless pipe mill in Ambridge, Pennsylvania, a former NS Group facility, heats and pierces solid steel billets into seamless pipe.

We also operate five auto shredder facilities in Western Canada and nine smaller scrap metal processing and auto wrecking yards. These supply a significant portion of the scrap metal requirements of our Regina Steelworks in addition to processing ferrous and non-ferrous materials that are sold throughout the world.

OUR PRODUCTS

IPSCO is the leading supplier of plate in a North American market that reached approximately 14 million tons in 2006. Our flat rolled steelworks can produce discrete plate in thicknesses up to 4 ½ inches and coil in thicknesses up to ¾ inches. We have expanded our value-added product lines to include blast and painted products, as well as quench and tempered, and normalized plate products.

We are also a major supplier in the energy tubular markets in the U.S. and Canada, shipping more than 1.1 million tons in 2006. More than 80% of our tubular shipments in 2006 were energy related. We produce Oil Country Tubular Goods (OCTG) and small diameter line pipe in both seamless and ERW pipe in both carbon and alloy grades.

IPSCO is also a major producer of the large diameter pipe used in transporting oil and gas across long distances. Our large diameter pipe facility in Regina, Saskatchewan makes use of our own coil, allowing us full control of the production process. IPSCO also manufactures industrial pipe, including hollow structural sections (HSS) and standard pipe, which is produced at various tubular facilities.

$13.43

Earnings per diluted share rose 12.3% to a record $13.43.



IPSCO's large diameter spiral pipe mills are booked at full capacity through the first quarter of 2008.

4.1 million

Shipment volumes increased 18% to nearly 4.1 million tons in 2006.

WE BELIEVE OUR DIVERSE PRODUCT OFFERING, STATE-OF-THE-ART PRODUCTION FACILITIES AND THE STRENGTH OF OUR BALANCE SHEET WILL ALLOW US TO CONTINUE TO PERFORM WELL.

As part of the acquisition of NS Group, we also acquired ULTRA™ Premium Oilfield Services Ltd. ("ULTRA") which specializes in premium connections, oilfield accessories and field services for complex oil and gas exploration and production, with operating facilities in Odessa and Houston, Texas. ULTRA is well positioned to support our growing carbon and alloy tubular market.

DIVERSIFIED CUSTOMER BASE

During 2006, our products served the needs of approximately 700 customers in the service center, distribution, energy, agricultural equipment, transportation equipment, heavy machinery and construction industries. Seventy percent of our sales were made to U.S. customers. Our wide assortment of plate product widths, lengths, thicknesses and grades are used by end customers to manufacture construction and farm equipment, rail cars, barges, ships, storage tanks, bridges, structural poles, wind towers, large diameter pipe and many other products.

FINANCIAL PERFORMANCE AND POSITION

- Net sales increased 24% to a record $3.78 billion
- Operating income increased 10% to a record $997 million
- Net income increased 10% to a record $643 million
- Earnings per diluted share increased 12.3% to a record $13.43
- Cash dividends on common shares increased 39% to CDN $0.78

CAPITAL AND STRATEGIC INVESTMENTS

- Completed the $1.43 billion acquisition of NS Group, Inc., a leading U.S. producer of tubular products serving energy and certain other industrial markets. This transaction broadened the Company's energy product offering with seamless pipe and premium oilfield connections and strengthened IPSCO's position as a leading North American supplier of tubular products to the oil and natural gas sectors.
- Announced plans for the installation of a vacuum degasser at our Montpelier, Iowa Steelworks to provide a more sophisticated and extensive range of steel products.
- Announced plans for the construction of Oil Country Tubular Goods (OCTG) heat treat facilities in Blytheville, Arkansas and Baytown, Texas. These new facilities will produce heat treated OCTG beginning in the third quarter of 2007 and increase our total tubular heat treat capacity to 575,000 tons annually.
- Announced the expansion of our large diameter pipe facility in Regina, Saskatchewan to include an additional pipe forming mill and related finishing equipment. This will increase our large diameter spiral pipe capacity to 500,000 tons by early 2008.

$300 M

Planned capex of $300 million will add more value to the product mix.



IPSCO produces value-added coil products for its own pipe facilities as well as for a wide range of external customers in the United States and Canada.



02
06

Cash dividends increased 39% to CDN $0.78 in 2006.

OUR STRATEGY

The core objective of our strategy is to clearly differentiate IPSCO from other steel and pipe manufacturers through superior execution of: a customer-focused commercial strategy, delivery to market, product quality, value-added products, technical competence and financial performance. We strive to achieve a high brand presence in the primary markets we serve in order to support and extend our ability to differentiate "who we are" and "what we do" from others in the marketplace.

We attempt to minimize the volatility of our business and maximize earnings through our low-cost platform and flexibility to move finished production between plate, coil and other value-added products based on market trends. Our strength comes from our intrinsic competitive abilities at every link in the value chain, as well as the synergistic combination of our facilities. The benefits of this structure include better service for our customers, good penetration in competitive markets, and a set of alternatives which provides a strong defense in difficult markets. We are vigilant about maintaining low costs in each of our activities and strive to be among the lowest cost producers in the world.

We also operate "steel short," which means we have more outlets for steel product than steel capacity. We purchase additional steel needs from third parties. We plan to continue to increase our value-added mix of products without the need for adding a green-field steel-making facility. We will continue to secure outlets for products through close customer collaboration, partnership, joint venture or acquisition.

OUTLOOK

The end-use market demand for IPSCO's diverse product offering remains strong for both steel and tubular products. Distributor inventory reductions in both product groups are expected to continue through the first quarter of 2007. We will adjust production schedules as required to accommodate order levels from our distributors and focus on end-user sales, increased value-added product mix and maintaining our market share.

We anticipate continued strength in end-use markets overlaid with continuing inventory corrections throughout distribution channels. Although oil and gas prices continue to be volatile, we expect them to remain at levels sufficient to maintain high drilling activity and resultant demand for our Oil Country Tubular Goods (OCTG) products. Large diameter pipe shipments will be strong in 2007, consistent with our full order book. Margins in the first quarter are expected to experience some compression due to increased scrap prices and continued amortization of inventory and other tangible assets fair value increments.

IPSCO has positioned itself as a leader in the markets we serve. The addition of the NS Group to our family will help us deliver continued growth in the energy tubular market as well as the anticipated synergies. We believe our diverse product offering, state-of-the-art production facilities and the strength of our balance sheet will allow us to continue to perform well.

This review highlights some of the more significant financial and operating performance information. For a more complete discussion of IPSCO's performance, risks and other information, please refer to the Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-14568

IPSCO Inc.

(Exact name of registrant as specified in its charter)

CANADA	**98-0077354**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 Warrenville Road, Suite 500, Lisle, Illinois 60532
Telephone: (630)-810-4800
(Address and telephone number of principal executive offices)

Securities registered pursuant to section 12(b) of the Act: **Common Shares** Registered On: **NYSE and TSX**

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

The aggregate market value of the common stock held by non-affiliates was approximately $3,349,460,036, computed by reference to the price at which the common stock was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently second fiscal quarter completed June 30, 2006.

47,213,592 shares of common stock were outstanding at February 23, 2007.

Documents incorporated by reference into this report include Sections of the registrant's Proxy Statement to be filed on or before March 28, 2007 for the Annual Meeting of Stockholders to be held on April 26, 2007 (Part III). Such portions, except for the parts therein which have been specifically incorporated by reference, shall not be deemed "filed" for the purposes of this report on Form 10-K.

Statement Regarding Forward-Looking Information

Except for the historical information contained in this report, certain matters discussed herein contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and include, but are not limited to, statements that relate to projections of sales, earnings, earnings per share, cash flows, capital expenditures or other financial items, discussions of estimated future revenue enhancements and cost savings. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document, the words "anticipates," "believes," "expects," "intends," "may," "plans," "predicts," "projects," "should," and similar terms and phrases are used to identify forward-looking statements in this report, as well as in the documents incorporated in this report by reference. These forward-looking statements are subject to numerous risks and uncertainties. They are important factors that could cause actual results to differ materially from those in the forward-looking statements, certain of which are beyond our control. These factors, risks and uncertainties include the following:

- general economic conditions in North America and globally
- domestic and international competitive factors, including global and North American consolidation, and the level of steel imports into Canadian and U.S. markets
- general industry conditions, including competition and product and raw material prices
- changes in supply and demand for steel and our specific steel products
- potential replacement products or technology
- supply, demand and pricing for scrap steel and iron, alloys and other raw materials
- supply, demand and pricing for electricity and natural gas
- fluctuations in other costs, including freight, input and employee costs
- availability of scrap, gas, electricity and other critical inputs to our manufacturing processes
- availability of transportation for the Company's products
- our ability to properly and efficiently staff our manufacturing facilities
- labor organizing activities, labor difficulties or changes to labor laws and regulations
- access to capital markets
- equipment performance at our manufacturing facilities
- unanticipated capital expenditure requirements
- fluctuations in interest rates, currencies and exchange rates
- the occurrence of any material lawsuits
- trade sanction activities and the enforcement of trade sanction remedies
- legislative or regulatory requirements, particularly concerning environmental matters
- weather and its effects on production and business
- failure to successfully integrate the operations of NS Group, Inc.
- other risks described under "Risk Factors"

This list is not exhaustive of the factors that may impact our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements. Neither we, nor any other person, assume responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward-looking statements contained in this report.

PART I

Item 1. Business

In this Form 10-K, IPSCO Inc. and its subsidiaries, unless otherwise specified, are collectively referred to as "IPSCO" or the "Company," and unless the context otherwise requires, the terms "we," "us" or "our" refer to the Company.

General

IPSCO is a North American producer of steel products with facilities located at 25 sites throughout the U.S. and Canada. Four of these facilities are steelworks; three of which produce carbon steel slabs, hot rolled discrete plate and coil and one that produces round billets. Downstream processing facilities further process the plate, coil and billets into value-added products, including heat treated and normalized plate, cut-to-length plate, and a comprehensive line of casing, tubing, large and small diameter line pipe and industrial pipe. Tubular product offerings include both seamless and welded pipe in carbon and alloy grades.

IPSCO was incorporated by certificate of incorporation under the laws of Saskatchewan on July 13, 1956 and was continued by articles of continuance under the Canada Business Corporations Act on January 28, 1977. Originally known as Prairie Pipe Manufacturing Co. Ltd., the name of the Company was changed to Interprovincial Steel and Pipe Corporation Ltd. on August 26, 1960. On April 2, 1984, the Company changed its name to IPSCO Inc.

On December 1, 2006, we completed our acquisition of NS Group, Inc. ("NSG"), a leading producer of tubular products in the U.S. serving energy and certain other industrial markets.

Financial Information about Segments

We operate and report our business as a single business segment. Our operations are managed, and operating results are reviewed, as a consolidated enterprise for purposes such as resource allocation and performance assessment. The Chief Operating Decision Maker ("CODM") and the Board of Directors review profitability for the Company on a consolidated basis. The financial information reviewed by the CODM is presented on a consolidated basis which at times includes information by product only at the levels of gross margins. Allocation of selling, general, administrative and other costs is not computed between product groupings. Operating income by product group is not presented in the financial data we prepare. We believe the information presented in this report meets the requirements for segment reporting as defined by generally accepted accounting principles in the United States of America.

Description of Business

Operations:

We own and operate three flat rolled steelworks in: Regina, Saskatchewan; Montpelier, Iowa; and Mobile, Alabama. The Regina tubular operations began in 1956, followed by the steel mill operations in 1961. The Montpelier Steelworks began production in 1997 and the Mobile Steelworks in 2001. These steelworks use electric arc furnace or "mini-mill" technology to convert scrap metal into liquid steel. Alloys are added during processing to create a variety of steel grades. Liquid steel is cast into slabs and subsequently hot rolled, using Steckel mill technology, into either discrete plate or coil.

We own and operate one round billet steelworks, which we acquired as part of the NSG acquisition with a current estimated annual meltshop capacity of 450,000 tons which also uses mini-mill technology to convert scrap metal into liquid steel. Alloys are added during processing to create a variety of steel grades. Liquid steel is cast into 5½ inches round billets that are further processed into seamless tubes or sold as billets.

Five coil-processing locations, sourced primarily with IPSCO produced coil, fabricate cut-to-length products. Cut-to-length products are produced from steel coils of various widths, thicknesses and grades. They are cut to specific lengths to meet customer requirements in lengths ranging from 8 feet to over 60 feet. We produce a wide range of cut-to-length products in yield strengths as high as 100,000 pounds per square inch, thicknesses of up to ½ inch and widths as great as 96 inches.

Seven pipe mill locations throughout North America utilize both IPSCO and third party coil to fabricate electric resistance welded (ERW) tubular products that range from 1½ inches to 24 inches in diameter, as well as spiral formed, double submerged arc welded tubular products greater than 24 inches in diameter. One of the facilities, located in Wilder, Kentucky was acquired through our NSG acquisition.

Our seamless pipe mill in Ambridge, Pennsylvania also acquired through our NSG acquisition, heats and pierces solid steel billets into seamless pipe from 1.9 inches to 5 inches in outside diameter.

As part of the acquisition of NSG, we acquired ULTRA™ Premium Oilfield Services Ltd. ("ULTRA") which specializes in premium connections, oilfield accessories and field services for today's complex oil and gas exploration and production activities with operating facilities in both Odessa and Houston, Texas. ULTRA is well positioned to support our growing carbon and alloy tubular market by providing the highly regarded line of ULTRA premium connections.

We operate five auto shredder facilities in Western Canada and nine smaller scrap metal processing and auto wrecking yards. These supply a significant portion of the scrap metal requirements of our Regina Steelworks as well as selling scrap to third parties in addition to processing non-ferrous materials that are sold throughout the world.

With the acquisition of NSG on December 1, 2006, our workforce increased by approximately 1,500 to 4,400 employees. On an annual basis, steel production volumes exceed 4 million tons. Acquisition and investment in new facilities and technology in the U.S., combined with training of production employees, have allowed us to expand production volumes through improved efficiencies. We believe we have a high rate of employee retention as a result of providing industry competitive wages that are supplemented by profit-driven incentives for achieving production, safety, on time shipment and other targets.

Strategy:

The core objective of our strategy is to clearly differentiate ourselves from other steel and pipe manufacturers through superior execution of: a customer-focused commercial strategy, delivery to market, product quality, value-added products, technical competence and financial performance. We aim to achieve a high brand presence in the primary markets we serve in order to support and extend our ability to differentiate "who we are" and "what we do" from others in the marketplace.

We attempt to minimize the volatility of our business and maximize earnings through our low cost platform and flexibility to move finished production between plate, coil and other different value-added products based on market trends. Our strength derives not only from the intrinsic competitive abilities of each of the activities along our value chain, but also from the synergistic combination of our facilities, resulting in better service to our customers, good penetration in competitive markets and a set of alternatives which provides a strong defense in difficult markets. We are vigilant about maintaining low costs in each of our activities and strive to be among the lowest cost steel products producers in the world.

We operate "steel short," which means we expect to have more outlets for steel product than steel capacity. We purchase additional steel needs from third parties. We plan to continue to increase our value-added mix of products without the need for adding a green-field steel-making facility. We will continue to secure outlets for products by close customer collaboration, partnership, joint venture or acquisition.

We have the ability to adopt a variety of operating configurations to match market and competitive environments. Our employees are trained to operate within the uncertainties of a highly competitive industry. We devote considerable resources to making sure that employees have the skills and motivation to manage both the individual units and the integrated whole to maximize our competitive and financial performance.

Our financial goals derive directly from our operating configuration and practices. We aim not only to achieve high returns relative to our products, but also to moderate the cyclical performance typical of most steel producers. To do, so our investments are directed toward:

- differentiating our goods and services to maximize revenue for each unit of output and to limit exposure to the commodity auction
- keeping our cost among the lowest globally
- stabilizing our earnings through a diversity of end markets, attempting to create a buffer for cyclical swings
- growing the Company, including expanding our value-added product lines

We have currently targeted a regional geography–North America–where our focus, differentiation and value chain oriented strategy will have maximum effect. However, we actively seek ways to extend the scope of our ability to compete in, and meet the demands of our chosen region. Where it enhances our opportunity to grow shareholder returns, we may expand outside North America.

Capital and Strategic Investments:

Upon completion on December 1, 2006 of the NSG acquisition, IPSCO became a leading U.S. producer of tubular products serving energy and certain other industrial markets and became a leading North American supplier of tubular products to the oil and natural gas sector. This $1.43 billion transaction represents a strategic opportunity to broaden our energy product offering with seamless pipe, premium oilfield connections and services. The rated annual capacities of the seamless and welded tubular facilities acquired are 266,000 tons and 570,000 tons, respectively. The vast majority of seamless tubular sales are value-added alloy grades. The acquisition included tubular processing and finishing facilities located in Oklahoma, Texas and Pennsylvania with upsetting, heat treating, threading, premium threading, straightening and coating.

In 2006, we announced plans for the installation of a vacuum degasser at our Montpelier, Iowa Steelworks facility to provide a more sophisticated and extensive range of steel products. The vacuum degasser is a metallurgical refining process which allows production of ultra-low hydrogen steel with superior cleanliness. The vacuum degasser will help meet the growing demand for construction applications such as heavy equipment and bridge manufacturing and for higher strength large diameter line pipe. The vacuum degasser is expected to be operational in the third quarter 2007.

We also announced in 2006 the approval of a coil preparation facility and other related enhancements to our large diameter spiral pipe mill operations located in Regina, Saskatchewan. The new coil preparation area and equipment modifications will improve yield and productivity, as well as increase capacity from these mills by more than 25%. Upon completion of the project, our annual large diameter capacity, which is dependent on varying pipe diameters, may exceed 375,000 tons. The coil preparation facility is expected to be completed by the third quarter 2007.

In January 2007, we announced the expansion of our large diameter pipe facility located in Regina, Saskatchewan. The expansion will include an additional pipe forming mill and related finishing equipment which will increase the capacity, productivity and flexibility of the existing facility. This will further increase our nominal large diameter spiral pipe capacity to 500,000 tons by early 2008.

We also announced plans for the construction of an Oil Country Tubular Goods (OCTG) heat treat facility adjacent to our Blytheville, Arkansas pipe mill. This new facility will produce heat treated OCTG in 2⅜ inches through 5½ inches diameters. Commercial production is expected to begin in the third quarter of 2007. The facility will increase our OCTG heat treat capacity by an additional 100,000 tons annually. Combined with the previously announced heat treat facility in Baytown, Texas and existing heat treat capacity in Calgary, Alberta; Catoosa,

Oklahoma; Koppel and Ambridge, Pennsylvania; our total tubular heat treat capacity will increase to 575,000 tons annually.

Capital expenditures in 2006 were $101 million excluding the NSG acquisition. We continue to invest in improving both our steel and pipe making capabilities and to further expand the ongoing development of IPSCO's range of value-added products consistent with our high levels of capacity utilization. We continually review potential projects that target cost reductions, capacity or product line expansion, and strategic support. Before approval, these projects must anticipate a return in excess of our risk-adjusted cost of capital. Current expectations for capital spending in 2007 are approximately $300 million reflecting approximately $230 million of strategic projects and $70 million in maintenance and compliance.

Products:

Our flat rolled steelworks can produce discrete plate in thickness from 3/16 to 4½ inches and coil in thickness from 1/10 to ¾ inches. Widths for discrete plate and coil range from 48 inches to 120 inches and 40 inches to 120 inches, respectively. Discrete plate may either be sold directly to customers or further processed at our heat treat facility. Coil may be sold either directly to our customers or further processed at our cut-to-length and tubular facilities. We have also expanded our value-added product lines to include blasted and painted, quenched and tempered, and normalized plate products.

We estimate the North American plate market in sizes that we produce was approximately 14 million tons in 2006. The North American production of plate in those same sizes was approximately 12 million tons and we believe we are the leading producer.

We are a major supplier in the energy tubular markets in the U.S. and Canada, shipping over 1.1 million tons in 2006. Over 80% of our tubular shipments in 2006 were energy related, as classified by casing and tubing, large and small diameter line pipe. Our primary source of material for ERW tubular production is coil produced by our flat rolled steelworks. Additional requirements are sourced externally, with approximately 30% of the 2.0 million tons consumed in our pipe and cut-to-length lines purchased from third parties in 2006. Our primary source for seamless tubular production is solid round billets produced by our Koppel, Pennsylvania steelworks acquired in the NSG transaction. We produce OCTG and small diameter line pipe in both seamless and ERW pipe in both carbon and alloy grades.

Our energy tubular products consist of three major components — oil and gas well casing and tubing, small diameter line pipe and large diameter line pipe. OCTG consists of casing and tubing which are used in the exploration and production of oil and natural gas from well sites. Line pipe is used in the gathering, transmission and distribution of extracted oil and natural gas. We have developed a strong network of distributors and customers within the North American OCTG market. We estimate the North American market for OCTG to be 6.2 million tons and our share of this market to be 12% based on our shipments in 2006. Major competitors in the North American OCTG market are Tenaris, Lone Star Steel Company, United States Steel Corporation and a high percentage of imports, primarily from China.

Large diameter pipe, a subset of line pipe, is defined as pipe 16" and greater. Large diameter pipe is used in transporting oil and gas across long distances. Demand for large diameter pipe is generally driven by the need to transmit production from newly developed reserves, the need to meet demand greater than the current oil and gas delivery system capacity or replacement needs related to existing large diameter lines.

We produce large diameter pipe at our Regina facility, using our own coil, allowing us full control of the production process. Our Western Canadian location provides us with a freight advantage in the northern part of North America. In addition, we are able to compete effectively elsewhere in North America. Our competitors in the North American large diameter pipe market are Berg Steel Pipe Corporation, Oregon Steel Mills Inc, American Cast Iron Pipe Company, Jindal, Durabond and Stupp Corporation.

Our industrial pipe including hollow structural product (HSS) and standard pipe is produced at various tubular facilities. IPSCO has a small share of the North American industrial pipe market, which is supplied by numerous producers.

As previously noted, a portion of the coil produced at our steelworks is used at our cut-to-length facilities. Three of our facilities (Houston, St. Paul and Toronto) have temper leveled cut-to-length lines, which produce product with superior flatness, surface quality, higher strength, and other qualities needed in certain manufacturing processes, all without heat treatment.

During 2006, we had approximately 700 customers purchasing our products, primarily in the service center, distribution, energy, agricultural equipment, transportation equipment, heavy machinery and construction industries. Seventy percent of our sales were made to U.S. customers. Our wide assortment of plate product widths, lengths, thicknesses and grades are used by end customers to manufacture construction and farm equipment, rail cars, barges, ships, storage tanks, bridges, structural poles, wind towers, offshore platforms, marine equipment, large diameter pipe and many other products.

Raw Materials:

Significant variable costs of steel mill production are steel scrap, alloys, electricity and natural gas. The most significant variable cost for our pipe mills and coil processing facilities is the cost of hot rolled coils.

Scrap metal is the primary raw material input for mini-mill producers. Scrap metal prices can increase or decrease significantly depending on market conditions. In 2006, our average cost per ton of consumed steel scrap, used at all of our steel mills was $193 compared to $173 in 2005.

We are vertically integrated through General Scrap Partnership, a Canadian scrap metal operation owned by IPSCO, with 14 collection sites, five of which include shredders. This Partnership processes approximately 400,000 tons per year of ferrous scrap. We also cultivate strong business relationships with most major scrap yards and brokers.

Alloys are consumed in the production of specialty grade steels, which are used to produce finished products with desired strength, hardness and abrasion characteristics. Specialty grade steel products typically command higher selling prices. Alloys were approximately 10% of the cost of steel produced in our own steel mills in 2006.

Electricity and natural gas are a significant variable cost for IPSCO representing 10% of our total steel mill product cost in 2006. We have long-term electricity contracts for our mills in Mobile, Montpelier, and Regina that extend to April 2011, December 2016 and December 2018, respectively. We are currently negotiating for a long-term contract for our Koppel facility. All of our contracts establish a fixed rate for our electrical usage subject to adjustments as provided in the individual agreements. For natural gas, we utilize forward purchase contracts and hedging programs for consumption in the normal course of business covering a four-year period to smooth price volatility. These programs help mitigate significant increases in spot prices.

Product Development:

We continually evaluate new ways to add value to our product lines. With focused development from our research personnel and product development engineers based on input from our customer base and sales force, we have expanded our plate and pipe product lines to include certain niche or specialty steels and advanced energy pipe, which have replaced a portion of our commodity grade products.

We operate a newly constructed modern research unit specifically dedicated to accelerate development of the Company's capability to produce large diameter pipe suited for frontier climates, as well as high-end grades of plate. Known as the Frontier Pipe Research Unit, it will also be committed to conducting research related to other energy tubular products such as OCTG for frontier environments and other advanced energy sector steel products.

Competitive Conditions in the Business:

Integrated Mills Versus Mini-Mills — There are generally two types of primary steel producers that are differentiated by the process used to make raw steel. Steel manufacturing by an integrated mill involves the production of liquid iron by combining iron ore and coke with lime and oxygen in a blast furnace. The molten iron is sent to a basic oxygen furnace where scrap is added and oxygen is injected to make steel. In contrast, we are a mini-mill producer and our steel-making facilities in Regina, Montpelier, Mobile and Koppel use electric arc furnaces to directly melt scrap or scrap substitutes into liquid steel. As a group, mini-mills have historically been characterized by lower costs of production and lower man-hours per ton than integrated mills. This is due, in part, to lower capital costs and lower operating costs. However, as a result of steel industry consolidation globally, and in North America, and the emergence from bankruptcy of previously inefficient and high cost steel-making assets, the cost differential between mini-mills and some integrated mills has begun to narrow. During periods of historically high scrap costs, where iron ore costs have not increased at the same rate, such as those experienced in 2005 through 2006, the historical cost differentials between integrated and mini-mill steel-making are further reduced as scrap is a secondary input for integrated mills and a primary input for mini-mills. Our product lines must compete against both domestic and offshore supply. The domestic industry has gone through a period of consolidation. The volume of imported steel varies depending on the level of government control, demand and pricing in other parts of the world relative to North America, and the strength of the U.S. and Canadian dollars against other foreign currencies. Generally, foreign steel products must be offered at discounts great enough to warrant the additional risks of earlier purchase commitment, longer delivery lead times, and in some cases, the uncertainty of quality.

Plate and Coil — Our hot rolled steel products compete with many North American integrated and mini-mill coil and plate producers and imports. Our major competitors in discrete plate products are Nucor Corporation, the Mittal Steel group of companies, Oregon Steel Mills Inc., and Algoma Steel Inc. A large proportion of our coil production is further processed into cut-to-length plate and pipe, while the balance competes against wide coil producers such as Algoma Steel Inc., Mittal Steel and Nucor Steel Inc., and to a more limited extent with many North American mills making coil less than 72 inches wide.

In December 2006, under the sunset review provisions of the World Trade Organization, the U.S. International Trade Commission (ITC) revoked anti-dumping orders against imports of plate products from 11 countries (Belgium, Brazil, Finland, Germany, Mexico, Poland, Romania, Spain, Sweden, U.K. and Taiwan) that had been in place since 1993. Earlier the U.S. Department of Commerce had ruled that the countries involved would resume unfair trading practices if the findings were lifted, however, in its decision the ITC determined that a resumption of dumping did not pose a threat to U.S. producers. With the exception of Taiwan (1979) these orders had been in place since 1993.

In August 2006, the Canadian International Trade Tribunal (CITT) determined that a revocation of anti-dumping orders against hot rolled steel imports into Canada from Brazil, China, India, Taiwan, South Africa and Ukraine would result in a resumption of injurious dumping and continued the findings for five years. At the same time, the Tribunal revoked findings against Yugoslavia, Bulgaria and Serbia/Montenegro.

Tubular Products — Our tubular products in sizes less than or equal to 16 inches in diameter compete with several North American producers and imports. Our major domestic competitors for energy tubular products are Tenaris, United States Steel Corporation and Lone Star Steel Company. Our tubular products in excess of 16 inches in diameter compete with the products of Berg Steel Pipe Corporation, Oregon Steel Mills Inc., Stupp Corporation, American Cast Iron Pipe Company and United States Steel Corporation. Other than us, United States Steel Corporation, Jindal and Oregon Steel Mills Inc. are the other large diameter pipe fabricators that have the capability to produce their own coil or plate for input to their pipe making process.

Since 1995, the U.S. government has been imposing duties on imports of various OCTG products from Argentina, Italy, Japan, Korea and Mexico in response to anti-dumping and countervailing duty cases filed by several U.S. companies. These duties are subject to sunset reviews that began in June 2006. We expect that the International Trade Commission (ITC) will make final rulings on these cases by the second quarter of 2007. We cannot predict the outcome of these rulings or any other future actions regarding other import duties or other trade restrictions on imports of OCTG and line pipe products. We expect to continue to experience high levels of competition from imports of OCTG.

In June 2006, in a similar sunset review process, the ITC continued for a period of five years the anti-dumping findings against standard pipe imports from Turkey, Thailand, India, Brazil, South Korea, Mexico and Taiwan.

Environmental Compliance:

We are subject to comprehensive and continually evolving environmental regulation of our operations under federal, state, provincial and local laws with respect to air emissions, wastewater and storm water discharges, handling and use of hazardous substances and waste management practices, including the handling, generation, storage, transportation, treatment and disposal of hazardous waste. These would include, among others, the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, including the 1990 Amendments to the Clean Air Act, the Clean Water Act, the Canadian Environmental Protection Act, the Canadian Fisheries Act and regulations promulgated in connection with those laws. Such laws and regulations include those concerning the discharge of contaminants as air emissions or waste water effluents and the disposal of solid and/or hazardous wastes, such as electric arc furnace dust. As a result, we are from time to time involved in administrative and judicial proceedings and administrative inquiries related to environmental matters.

We require federal, state and provincial permits regulating air and water discharges in order to operate our facilities. We believe that our facilities are in compliance with all relevant federal, state and provincial environmental laws and regulations.

Pursuant to RCRA, which governs the treatment, handling and disposal of solid and hazardous wastes, the U.S. Environmental Protection Agency (USEPA) and authorized state environmental agencies can require facilities to take corrective action to remediate releases of wastes. RCRA also allows citizens to bring suits against regulated facilities for potential damages and clean up. We operate four steel mini-mills, three of which are in the U.S., that produce dust that contains lead, cadmium and chromium, which are classified as a hazardous waste. Dust produced by our electric arc furnaces are collected through emission control systems and is managed in facilities that are approved by the appropriate regulatory authority. While we cannot predict the future actions of the regulators or other interested parties, the potential exists for required corrective action at our facilities, the costs of which could be substantial.

When we acquired NSG, we assumed the obligations related to a closed hazardous waste landfill on our property in Wilder, Kentucky that is being monitored according to post-closure care and monitoring requirements and a permit that was issued by the Kentucky Division of Waste Management. We have accrued the estimated costs for the post-closure care of the landfill and funds have been set aside in a trust to pay these costs.

The USEPA has proposed an air emission rule relating to air emissions from Electric Arc Furnace ("EAF") operations. The USEPA regulates major sources of hazardous air emissions under a rule known as Maximum Achievable Control Technology ("MACT"). EAF operations are not major sources of hazardous air pollutants and are, therefore, not subject to MACT requirements. However, the USEPA has authority to regulate small hazardous emission sources under a set of rules called the Area Source Rules. The main focus of the proposed air emission rule relating to EAF operations has been mercury emissions caused by mercury switches in automotive scrap. It had been expected that this rule would be effective in 2005, however, USEPA recognized that the removal of switches from automobiles prior to the shredding process was the best method to control EAF mercury emissions. As a result, USEPA began multi-stakeholder negotiations to develop a national program for removal and recycling of these switches prior to the time shredded automotive scrap is sent to the EAF operations. The negotiations lead to an agreement on a National Program which was signed by all stakeholders in the fall of 2006. As a result of these negotiations, the finalization of the EAF Area Source Rule was delayed and it is now expected that the final rule will be issued in 2007 and will include the National Mercury Switch Recovery Program as a key component. While we cannot, at this time, predict the impact of the final rule on our operations, it is expected that they will not be material to our electric arc furnace operations.

In Canada, Environment Canada has been looking to mirror the mercury switch program being developed by USEPA. As a result of the length of time taken by USEPA to complete the negotiations, Environment Canada has issued a notice under the Canadian Environmental Protection Act that requires development of a cost sharing arrangement between the auto manufacturers and the steel industry to remove mercury switches from autos before they are shredded. The negotiation of this type of program is ongoing. The current version of Environment Canada notice does not include regulations that would require the installation of mercury control equipment at the Company's Regina EAF operations. The Company believes that the program contemplated in Canada would not add any material cost in operations or in capital expenditures. The Company's scrap recycling operation, General Scrap Partnership, has been proactive in this area and has been removing mercury switches and properly disposing of them since 2003. This program was used by both the USEPA and Environment Canada as a model during development of their respective programs.

In 2006, a new emission standard for Canadian manufacturers covering dioxin emissions from EAF operations became effective. For new or significantly modified EAF related facilities, the standard is 100 picograms per normal cubic meter of exhaust gas from the EAF melting operations, while the existing EAF facilities standard is 150 picograms. A new baghouse to capture EAF particulate emissions was recently constructed at the Regina Steelworks, at a cost of approximately CDN $14 million. In addition to dramatic improvements in the capture and control of particulates, the new baghouse has allowed the Regina operations to meet the new source dioxin standard of 100 picograms. The Regina facility is subject to annual compliance testing for dioxin emissions; however, we do not anticipate any further material impact associated with the implementation of this new standard.

In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA," the USEPA and, in some instances, private parties have the authority to impose joint and several liability for the remediation of contaminated properties upon generators of waste, current and former site owners and operators, transporters and other potentially responsible parties, regardless of fault or the legality of the original disposal activity. We have a number of waste handling agreements with various contractors to properly dispose of our electric arc furnace dust and certain other waste products of steel-making. However, we cannot assure that, even if there has been no fault by us, we may not still be cited for liability as a waste generator by reason of an environmental clean up at a site to which our waste products were transported.

In late 2001, the USEPA designated Imperial Adhesives, Inc., a former subsidiary of the NSG, as one of a number of potentially responsible parties (PRP) under CERCLA at an environmental remediation site. The USEPA has contended that any company linked to a CERCLA site is potentially liable for costs associated with the site under the legal doctrine of joint and several liabilities. This environmental remediation site involves a municipal waste disposal facility owned and operated by an independent operator. In December of 2006, a settlement was paid in full of all outstanding environmental claims associated with the sale of Imperial Adhesives.

In addition to RCRA and CERCLA, there are a number of other environmental, health and safety laws and regulations that apply to our facilities and may affect our operations. By way of example and not of limitation, certain portions of the United States Clean Air Act, Clean Water Act, Oil Pollution Act, Safe Drinking Water Act, Emergency Planning and Community Right-to-Know Act and the Canadian Environmental Protection Act, as well as state, provincial and local laws and regulations implemented by the regulatory agencies, apply to our facilities' operations. Many of these laws allow both the governments and citizens to bring certain suits against regulated facilities for alleged environmental violations. Finally, any steel-making company could be subject to certain toxic tort suits brought by citizens or other third parties alleging causes of action such as nuisance, negligence, trespass, infliction of emotional distress or other claims alleging personal injury or property damage.

With the ratification of the Kyoto Protocol Treaty (the "Protocol") by the Canadian government, manufacturing operations in Canada have become subject to reporting of greenhouse gases, and will likely be subject to mandated reductions in emissions of greenhouse gases. In Canada, as part of the effort to comply with the Protocol, the Canadian government identified a number of industrial sectors that would be required to reduce emissions during the first commitment period ending in 2012. These sectors were classified as "Large Final Emitters." The steel industry was included in this group. The Company has been actively engaged in negotiations with the Canadian government on implementation of any reductions that may be required within the steel industry. As a result of these negotiations, and the fact that the government has capped the cost of CO2 credits at $15 per ton, we do not currently expect the implementation of the Protocol in Canada to have a material impact on our operations. In late 2006, the Canadian Government issued a draft Clean Air Act which contemplates reductions of emissions of greenhouse gases as well as criteria air pollutants by industry. As part of this proposal, the Government has agreed to conduct consultations with impacted industry segments including the steel industry and the Company will participate in these consultations. It is difficult to predict impacts of this proposed regulation, but any outcome that significantly restricts access to sufficient allocations of carbon credits could impact our ability to expand steel melting operations in Regina.

The U.S. has not ratified the Kyoto Protocol and, as a result, has not agreed to mandated reduction, but instead has committed to national emissions reporting under the Protocol, and also is conducting many voluntary reduction programs.

Since the level of enforcement of environmental laws and regulations, or the nature of those laws that may be enacted from time to time are subject to changing social or political pressures, our environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. The cost of current and future environmental compliance may also place North American producers at a competitive disadvantage with respect to foreign steel producers, which may not be required to undertake equivalent costs in their operations.

We have accrued liabilities of approximately $7.3 million and $3.7 million for environmental remediation obligations at December 31, 2006 and 2005, respectively. Based upon our evaluation of available information, we do not believe that any of the environmental contingency matters discussed above are likely, individually or in the aggregate, to have a material adverse effect upon our consolidated results of operations, financial position or cash flows. However, we cannot predict with certainty that new information or developments with respect to our environmental contingency matters, individually or in the aggregate, will not have a material adverse effect on our consolidated results of operations, financial position or cash flows.

We, believe, that we are currently in substantial compliance with applicable environmental regulations. We cannot predict the level of required capital expenditures or operating costs that may result from compliance with future environmental regulations.

Capital expenditures for the next 12 months relating to environmental control facilities are expected to be approximately $3.0 million. However, such expenditures could be influenced by new or revised environmental regulations and laws or new information or developments with respect to our operating facilities. Given the continual evolution of environmental laws and increased enforcement actions taken by regulators, our environmental capital expenditures, as well as compliance costs, will likely increase in the future and may vary substantially from those currently anticipated.

Our Employees:

The Company currently employs approximately 4,400 people, approximately 50% are represented by trade unions. In 2005, the Company renewed the separate collective bargaining agreements with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary for the period August 1, 2006 to July 31, 2011. The separate collective bargaining agreements with locals of the USWA which represent unionized employees at NSG facilities expire in April 2009, May 2010 and May 2011. These contracts account for approximately 85% of the Company's unionized employees.

Financial Information about Geographic Areas

As noted above, we are organized and managed as a single business segment. Sales are allocated to the country in which the third party customer receives the product.

The table below sets out financial information for the last three fiscal years according to geographic areas:

	2006	2005 (thousands)	2004
Sales			
Canada	**$1,114,469**	$ 978,898	$ 825,680
United States	**2,661,134**	2,053,829	1,705,710
Total	**$3,775,603**	$3,032,727	$2,531,390
Long-lived assets (includes intangibles)			
Canada	**$ 217,309**	$ 213,621	$ 216,254
United States	**2,394,352**	842,565	852,335
Total	**$2,611,661**	$1,056,186	$1,068,589

Sales information by product group is as follows:

	2006	2005	2004
Steel Mill Products	**$2,162,220**	$1,801,153	$1,573,201
Tubular Products	**1,613,383**	1,231,574	958,189
Total	**$3,775,603**	$3,032,727	$2,531,390

Available Information

Upon listing with the NYSE in 1996, IPSCO was given "Canadian foreign private issuer" status and fulfilled its U.S. Securities and Exchange Commission ("SEC") reporting obligations using the SEC's foreign private issuer forms (and, in particular, the SEC's Multijurisdictional Disclosure System, or MJDS, Forms 40-F and 6-K). As a result of the increased U.S. resident ownership of IPSCO stock, along with our substantial investment in building new steel mill facilities in Mobile, Alabama and Montpelier, Iowa and the relocation of the majority of our executive officers to the United States, management has, in good faith, determined as of January 1, 2006 that we are no longer a "foreign private issuer" as that term is defined in Rule 3604 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

Effective January 3, 2006, IPSCO's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, may be accessed, free of charge, through the "Investors Information" section of the Company's website (www.ipsco.com) as soon as reasonably practicable after the Company electronically files such materials with or furnishes them to the SEC.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1a. Risk Factors

Our business, financial condition or results of operations could be materially adversely affected by the principal risks and uncertainties described in this section.

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve

The price of steel may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects our product mix, production volumes and our sales and earnings. The steel industry has been highly cyclical and many of our products are subject to fluctuations in supply and demand. Highly cyclical industries such as the oil and natural gas, gas transmission, commercial equipment, rail transportation and durable goods industries represent significant markets for our Company. Future economic downturns, stagnant economies or currency fluctuations in the U.S. or globally could decrease the demand for our products or increase the amount of imports of steel into the U.S., which would decrease our sales, margins and profitability.

The energy tubular products (excluding large diameter pipe) business is dependent on the demand for and pricing of oil and natural gas, which drives the number of active drilling rigs in both the U.S. and Canada. The large diameter pipe business is dependent on the existence of large pipeline projects. During times of lower demand from the oil and natural gas industry, we endeavor to shift steel production from tubular products toward steel mill products or cut-to-length products and vice versa. Prolonged weakness in the oil and natural gas industry and the existence of fewer large diameter pipe projects in combination with weakened plate demand or an excessive supply of large diameter pipe could adversely affect our operations.

Imports of steel products into North America have, in recent years, adversely affected, and may yet again adversely affect, North American steel prices, which would impact the level of our sales, margins and profitability

Excessive imports of steel products into North America have in recent years caused, and may again in the future cause downward pressure on North American steel product prices and significantly reduce our sales, margins and profitability. North American steel producers compete with many foreign producers. Competition from foreign producers is typically strong when the economies of certain foreign steel-making countries weaken, and is further intensified during periods when the U.S. dollar strengthens relative to foreign currencies. Economic difficulties in these countries, combined with a reduction in demand for steel produced or an excess of supply by these countries tends to encourage greater steel exports to North America at prices lower than the prices otherwise charged by North American producers.

In addition, we believe the downward pressure on, and periodically depressed levels, of North American steel prices over the years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. The effects of these unfairly traded imports have been mitigated somewhat by government actions such as implementation of safeguard remedies and the enforcement of anti-dumping and countervailing duty orders; however these measures must comply with World Trade Organization rules and are temporary in nature. Moreover, products and countries that are not covered by measures and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. In any event, when any of the trade remedies are relaxed or repealed, or if increasingly higher North American steel prices enable foreign steelmakers to export their steel products into North America even with the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on North American steel prices.

The level of imports of OCTG, which has varied significantly over time, affects the domestic market for these goods. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which have an adverse impact on our business. The level of imports of oil and gas casing and tubing and line pipe is affected by numerous factors, including: increased supply, overall world demand for oil and gas casing, tubing and line pipe; domestic and foreign inventory levels of casing, tubing and line pipe; the purchasing pattern of distributors and end-users; domestic and foreign trade policy; and the relative value of the U.S. dollar to foreign currencies. Many foreign pipe producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. Actions motivated by these factors could increase competition and cause our sales to decrease. Such increased competition could have a material adverse effect on our business, operating results or financial condition. We cannot predict the U.S.'s or any other government's future actions regarding import duties or other trade restrictions on imports of oil and gas casing, tubing products, line pipe or other steel products, or the impact of these actions on our sales of oil and gas casing and tubing products or line pipe. As discussed earlier, we are anticipating the ITC to make final rulings on several sunset review cases by the second quarter of 2007.

A reduction or slowdown in China's steel consumption could have a material adverse effect on global steel pricing and could result in increased steel exports into North America

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which until recently had outpaced that country's manufacturing capacity to produce its own steel needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A combination of a reduction in China's economic growth rate with its resulting reduction of steel consumption, coupled with its own expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China's supply of steel now exceeds its demand for that product. Therefore, many Asian and European steel producers whose steel output had filled China's steel import needs are shipping steel products into the North American market, thus causing erosion of margins through a reduction in pricing.

Excess global capacity in the steel industry and the availability of competitive substitute materials has resulted in intense competition and may exert downward pressure on our pricing

The highly competitive nature of the industry, in part, exerts downward pressure on prices for some of our products. Competition within the steel industry, both domestically and worldwide, is intense and it is expected to remain so. We compete primarily on the basis of (1) price, (2) quality and (3) the ability to meet our customers' product needs and delivery schedules. We compete with other mini-mills, which may have cost structures and management cultures more similar to ours than integrated mills. However, we also compete with integrated producers of hot rolled products, many of which are larger and have substantially greater capital resources. As a result of consolidation in the U.S. and worldwide, steel industry integrated producers have cost structures that are now much more competitive. This has been brought about by the bankruptcies and the resulting emergence of a number of integrated steel producers with lower capital costs, new or renegotiated union work rules and labor costs, the elimination or reduction of health care and pension legacy costs, the introduction of more incentive based compensation, and a more decentralized management structure. Likewise, with their lesser dependence on scrap as a component of their raw material mix, these producers may also from time to time enjoy a raw material cost advantage over the scrap-based mini-mills. The reduction in costs enjoyed by many integrated steel producers further increases the competitive environment in the steel industry and may contribute to future price declines.

In addition, periodic global excess capacity in steel manufacturing or weak demand for steel products has historically had a negative impact on North American steel pricing. Both scenarios may recur, and as a result could have a negative impact on our sales, margins and profitability. Over the last decade, periods of weak demand, the construction of new mini-mills, expansion and improved production efficiencies of some integrated mills and substantial expansion of foreign steel capacity have all led to an excess of manufacturing capacity. Increasingly this overcapacity, when combined with periodic high levels of steel imports into North America, often at prices substantially below the exporters' home market prices exerts downward pressure on domestic steel prices and has resulted in a reduction, of gross margins.

In the case of certain product applications, we and other steel manufacturers also compete with manufacturers of other materials, including plastic, aluminum, graphite composites, glass and concrete.

We may be unable to continue to pass on increases in the cost of scrap and other raw materials to our customers, which would reduce our earnings

If we are unable to pass on higher scrap and other raw material costs to our customers, we will be less profitable. We may not be able to adjust our product prices, especially in the short-term, to recover the cost increases from scrap and other raw material prices, which have been sustained at historically high levels. Our principal raw material is scrap metal, and prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation.

A combination of a weak U.S. dollar and exceptionally strong offshore demand for scrap could continue to reduce the available domestic scrap supply, and has caused the price of domestic scrap to soar to historical highs. These high scrap costs, even with the increased pricing for our manufactured steel could erode or eliminate our gross margins. From time to time, we have implemented scrap surcharges for certain of our products keyed to published scrap indices. We have no assurance, however, that this will continue, or that customers will agree to pay higher prices for our steel products sufficient for us to maintain our margins, without resistance or the selection of other suppliers or alternative materials.

Moreover, some of our integrated steel producer competitors are not as dependant as we are on scrap as a major part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, even with the higher costs they pay for iron ore, coke, coking coal and other raw materials used in their iron-making processes, may from time to time give them a raw material cost advantage over mini-mills. In addition, our operations require substantial amounts of other raw materials, including various types of alloys, refractories, oxygen, natural gas and electricity, the price and availability of which are also subject to market conditions.

We rely upon third parties for our supply of energy resources consumed in the manufacture of our products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of our energy resources could temporarily impair our ability to manufacture our products for our customers. Increases in our energy costs could materially adversely affect our business, results of operations, financial condition and cash flows.

We rely to a substantial extent on outside vendors to supply us with raw materials that are critical to the manufacture of our products. We acquire our primary raw material, steel scrap, from numerous sources throughout North America. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis or on price and other terms acceptable to us.

If our suppliers increase the price of our critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to our customers and accepted customer orders for our products prior to purchasing necessary raw materials, we may be unable to raise the price of our products to cover all or part of the increased cost of the raw materials.

Fluctuations in inventory levels of oilfield products and service center products could adversely affect our sales

Industry-wide inventory levels of tubular goods for the oil and gas industry can vary significantly from period to period depending on industry cycles. These changes can have a direct adverse effect on the demand for new production of tubular goods when customers draw from existing inventory rather than purchase new products. As a result, our oil and gas casing and tubing sales and results of operations may vary significantly from period to period. Excessive inventories could have a material adverse effect on price levels and the quantity of oil and gas casing and tubing and line pipe products sold by us. In addition, we cannot assure that any excess domestic capacity will be substantially absorbed during periods of increased domestic drilling activity since foreign producers of oil and gas casing and tubing and line pipe may increase their exports to the U.S. market.

In addition, the Company sells significant amounts of plate, coil, cut-to-length, standard pipe and hollow structural products to service centers. Inventory levels of service centers can vary significantly depending on industry cycles and may have an impact on our sales and results of operations due to excessive inventories.

Fluctuations in the value of the U.S. dollar relative to other currencies may adversely affect our business

Fluctuations in the value of the U.S. dollar relative to other currencies may adversely affect our business. A strong U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into the U.S. by our foreign competitors. As a result, our steel products that are made in the U.S. may become relatively more expensive as compared to imported steel, which in the past has had and in the future could have a negative impact on our sales, revenues, margins and profitability.

Unexpected equipment failures may lead to production curtailments or shutdowns

Interruptions in our production capabilities would inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or weather conditions. Our manufacturing processes are dependent upon critical pieces of steel-making equipment, such as our furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as motors and transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverage we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

Potential product liability claims relating to the products we manufacture

Our products are sold for use in a variety of activities, which are subject to inherent risks that could result in death, personal injury, property damage, pollution or loss of production and potential resultant liabilities of the Company. Actual or claimed defects in our products may give rise to claims against us for losses and expose us to claims for damages. We cannot assure that our insurance will be adequate or available to protect us in the event of a claim or that the coverage will not be canceled or otherwise terminated.

We may face risks associated with the implementation of our growth strategy

As part of our growth strategy, we may expand our existing facilities, build additional plants, acquire other businesses and steel assets, enter into joint ventures, or form strategic alliances that we believe will complement our existing business. These transactions will likely involve some or all of the following risks:

- difficulty of competing for acquisitions and other growth opportunities with companies having materially greater financial resources
- difficulty of integrating acquired operations and personnel into our existing business
- potential disruption of our ongoing business and culture
- diversion of resources
- inability of management to maintain uniform standards, controls, procedures and policies
- difficulties of managing the growth of a larger company
- risk of entering markets in which we have limited experience
- risk of becoming involved in labor, commercial or regulatory disputes or litigation related to new enterprise
- risk of contractual or operational liability to our venture participants or to third parties as a result of our participation

- inability to work efficiently with joint venture or strategic alliance partners
- difficulties of terminating joint venture or strategic alliance arrangements

These transactions might be required for us to remain competitive, but we may not be able to complete any such transactions on favorable terms or obtain financing, if necessary, for such transactions on favorable terms. Future transactions may not improve our competitive position and business prospects as anticipated, and if they do not, our sales and earnings may be significantly reduced.

Environmental regulation imposes substantial costs and limitations on our operations

We are subject to the risk of substantial environmental liability and limitations on our operations brought about by the requirements of environmental laws and regulations. We are subject to various federal, state, provincial and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous materials and waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. While we believe that our facilities are and will continue to be in material compliance with all applicable environmental laws and regulations, the risks of substantial costs and liabilities related to compliance with such laws and regulations are an inherent part of our business. Although we are not currently involved in any material remediation activities, it is possible that future conditions may develop, or be discovered that create substantial environmental remediation liabilities and costs. For example, our steel-making operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean up liability on generators of hazardous waste and other substances that are shipped off-site for disposal, regardless of fault or the legality of the disposal activities. Other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by third parties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting and costly than anticipated.

In addition to potential clean up liability, we may become subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative conditions. We may also be subject from time to time to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury.

Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide

Our business strategy may require additional substantial capital investment. We require capital for acquiring new equipment, maintaining the condition of our existing equipment, completing future acquisitions and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our credit facilities is not sufficient to fund capital requirements, we may require additional debt and/or equity financing. However, this type of financing may not be available or, if available, may not be on satisfactory terms. Future debt financing, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures and acquisitions, sell assets or restructure or refinance our indebtedness.

Variability in weather conditions may affect our production and sales

Variability in weather conditions may from time to time affect our production capabilities and the ability to sell our products to our customers. Our production facilities, from time to time, were required to curtail production as a result of weather related conditions, such as hurricanes. Additionally, weather conditions can affect our customers who drill for oil and natural gas as they may be prevented from entering or commencing drill sites. Therefore, unexpected weather conditions could have a negative impact on our sales, revenues, margin and profitability.

Our stock price may be volatile and could decline substantially

Our stock price may decline substantially as a result of the volatile nature of the stock market and other factors beyond our control. The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, including:

- our operating results failing to meet the expectations of securities analysts or investors in any quarter
- downward revisions in securities analysts' estimates
- consolidation by other competitors in the industry
- material announcements by us or our competitors
- market perceptions concerning the steel cycle and our future earnings prospects
- public sales of a substantial number of shares of our common stock
- governmental regulatory action
- adverse changes in general market conditions or economic trends

We may not continue to pay cash dividends in the future

We cannot assure that we will continue to pay cash dividends or if we do, that we will do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors.

Our revolving credit facility contains restrictive covenants that could limit our ability to operate our business in the most efficient manner

Restrictive covenants in our revolving credit facility may place us at a competitive disadvantage in relation to our competitors and failure to comply with these covenants could require us to repay our borrowings before their due dates or limit our borrowing under the facility. These restrictive covenants, among other things, limit our ability to:

- incur additional indebtedness
- make investments, including capital expenditures
- create liens
- engage in transactions with affiliates
- dispose of assets
- issue or sell stock of our subsidiaries
- pay dividends or distribution
- engage in mergers, consolidations and transfers of substantially all of our assets

If we fail to successfully integrate the operations of NSG, the combined company may not realize the potential benefits of the acquisition

The integration of NSG may disrupt our operations and may not be completed in an efficient manner. If this integration effort is not successful, our results of operations could be negatively impacted. We expect to utilize common information and communication systems, operating procedures, financial controls and human resources practices. We may encounter the following difficulties, costs, and delays involved in the continued integration of these operations, any of which could negatively impact our business and negatively impact our results of operations and financial conditions:

- failure to successfully manage relationships with customers, partners and vendors
- difficulties in successfully integrating the management, sales force and employees of NSG
- challenges encountered in managing additional geographically dispersed operations
- loss of key management personnel and employees
- diversion of the attention of management from other primary business matters

If we have to write-off a significant amount of goodwill and other intangible assets, our earnings will be negatively affected

We have recorded goodwill and other intangible assets for our acquisition of NSG. Current accounting standards require at least an annual review of goodwill for impairment. If circumstances indicate that the carrying amount will not be recoverable, a non-cash charge will be recorded. Events and conditions that could result in impairment include increased competition or loss of market share, product innovation or obsolescence, or product claims that result in a significant loss of sales or profitability over the product life. A significant write-off of goodwill or intangible assets will negatively affect our operating income.

We have indebtedness and debt service requirements which limits our financial and operating flexibility

Our indebtedness could limit our financial and operating flexibility by the following:

- make it more difficult to satisfy our obligations with respect to our debt, including our various notes
- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes
- limit our ability to adjust rapidly to changing market conditions
- increase our vulnerability to downturns in general economic conditions or in our business

Our ability to satisfy our obligations will depend upon our future operating performance which, in turn, will depend upon the successful implementation of our strategy and upon financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If we are not able to generate sufficient cash from operations to make payments under our credit agreements or to meet our other debt service obligations, we may need to refinance our indebtedness. Our ability to obtain such financing will depend upon our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. Even if we could obtain such financing, we cannot be sure that it would be on terms that are favorable to us. In addition, we could default on our debt obligations.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties

Our manufacturing facilities are located in North America. We believe that our facilities are suitable for our business, adequately insured, properly maintained and equipped with machinery suitable for our operations. Our principal plants and other materially important physical properties, as of December 31, 2006 are summarized in the following table:

Location and Character of Properties	Principal Products	Annual Capacity (tons)[6]
Steelworks:		
Mobile, Alabama	Plate and coil	1,400,000
Heat Treat/Normalizing	Plate and coil	170,000
Blast and Paint Processing	Plate	222,000
Montpelier, Iowa	Plate and coil	1,300,000
Regina, Saskatchewan	Plate and coil	1,100,000
Koppel, Pennsylvania	Billets	450,000
Coil Processing:		
Houston, Texas[1]	Temper leveled cut-to-length sheet and plate	300,000
St. Paul, Minnesota[2]	Temper leveled cut-to-length sheet and plate	300,000
Toronto, Ontario[3]	Temper leveled cut-to-length sheet and plate	300,000
Regina, Saskatchewan	Cut-to-length sheet and plate	150,000
Surrey, British Columbia	Cut-to-length sheet and plate	150,000
Pipe Mills[4]		
Geneva, Nebraska	Hollow structural sections	120,000
Red Deer, Alberta	Line pipe, casing, standard pipe and HSS	155,000
Calgary, Alberta	Casing and tubing	300,000
Wilder, Kentucky	Welded pipe	570,000
Ambridge, Pennsylvania	Seamless tubing and pipe	266,000
Regina ERW Pipe Mill (2")	Line pipe, tubing, standard pipe and HSS	70,000
Regina ERW Pipe Mill (24")	Line pipe, casing and standard pipe	300,000
Regina Spiral Mill	Large diameter pipe	300,000
Blytheville, Arkansas	Line pipe, tubing, casing and standard pipe	300,000
Camanche, Iowa	Line pipe, casing, standard pipe and HSS	250,000
Scrap Processing Facilities[5]:		**Acreage**
Calgary, Alberta (Leased)	Scrap Facility	12
Edmonton, Alberta (Leased)	Scrap Facility	45
Regina, Saskatchewan (Leased)	Scrap Facility	18
Winnipeg, Manitoba (Leased)	Scrap Facility	29
Saskatoon, Saskatchewan (Leased)	Scrap Facility	159
Minot, North Dakota (Owned)	Scrap Facility	8
Dickinson, North Dakota (Leased)	Scrap Facility	8
Brandon, Manitoba (Owned)	Scrap Facility	180
Thunder Bay, Ontario (Leased)	Scrap Facility	23

(1) The Houston Temper Mill is operated on real property leased by IPSCO Texas Inc. pursuant to a 180 month lease agreement commencing February 22, 1999 and expiring February 21, 2014. Pursuant to the lease, IPSCO has the option to extend the lease term for two additional terms of five years each, as well as a right of first refusal to purchase the property.

(2) The St. Paul Temper Mill is operated on real property leased by IPSCO Minnesota Inc. pursuant to a five year lease agreement commencing March 1, 2004 and expiring March 31, 2009. Pursuant to the lease agreement, IPSCO has a right of first refusal to purchase the leased property.

(3) The Toronto Temper Mill is operated on real property leased by IPSCO Saskatchewan Inc. pursuant to a ten year lease agreement commencing June 1, 1997 and expiring May 31, 2007. IPSCO exercised its right to renew the lease for a further period of 10 years, commencing June 1, 2007.

(4) Associated with the pipe mills, our finishing mills located in Tulsa, OK, Houston, Baytown, and Odessa, TX further process pipe manufactured at these facilities.

(5) The Calgary, Winnipeg, Saskatoon and Thunder Bay facilities are located on real property owned by Jamel Metals Inc. The Company has an option to purchase these real properties in March 2007. The Edmonton facility is located on two properties—one owned by Altasteel Ltd. and the other owned by Jamel Metals Inc. The Company has an option to purchase the lands owned by Jamel Metals Inc. Altasteel Ltd. has the right to require the Company, upon notice, to purchase the lands from Altasteel Ltd. The Dickinson facility is located on real properties, which are leased on a month-to-month basis.

(6) Annual capacities are based on nominal product mix for size, grade, length and width. Actual capacity will vary with actual product mix.

Item 3. Legal Proceedings

In October 2006, IPSCO and certain other entities and individuals, including NSG and its directors, were sued by a shareholder of NSG in a purported class action lawsuit challenging the then-proposed acquisition of NSG by IPSCO (the "merger"). The lawsuit was filed in the Campbell County Circuit Court of the Commonwealth of Kentucky and alleged, among other things, that the merger consideration to be paid to the shareholders of NSG in the merger was unfair and inadequate as a result of alleged breaches of fiduciary duty by NSG and its directors. The complaint further alleged, among other things, that the NSG defendants failed to disclose to NSG shareholders certain information regarding the negotiation of the merger agreement, including information relating to NSG and its directors' consideration of alternative transactions and to the financial analysis conducted by NSG financial advisor. The complaint also alleged, among other things, that IPSCO aided and abetted NSG and its directors in the breaches of their duties to NSG shareholders. The complaint seeks compensatory and/or rescissory damages to the class and an award of attorneys' fees and expenses to the plaintiff, among other relief. On November 28, 2006, the defendants, including IPSCO, entered into an agreement in principle with the plaintiff for the settlement of the lawsuit. The proposed settlement is subject to confirmatory discovery by plaintiff's counsel and to court approval. As part of the agreement in principle to settle the lawsuit, NSG agreed to, and did, make certain disclosures of information sought by plaintiff, and IPSCO agreed that it would limit the circumstances under which it would receive a termination fee in the event that the merger agreement were terminated. (The merger agreement was not terminated, and the merger closed in December 2006.) The agreement in principle provides that, upon completing of confirmatory discovery by plaintiff's counsel, the parties will submit a stipulation of settlement to the court, pursuant to which, subject to prior notice to the proposed class and approval by the court, the plaintiff class will release the defendants from all claims relating to the merger, excepting any statutory rights to appraisal, and pursuant to which, again subject to prior notice to the class and approval by the court, defendants will pay the attorneys' fees of plaintiff's counsel in an amount awarded by the court, but not to exceed $475,000. The parties are in the process of conducting confirmatory discovery. Upon completion of such discovery, the parties will submit the proposed stipulation of settlement to the court for an order directing notice to the plaintiff class and scheduling a hearing for the court to consider approval of the proposed settlement and attorneys' fees.

On December 31, 2005, we reached a favorable settlement arising out of a lawsuit for cost overruns we brought against the construction manager and various contractors who were involved in the construction of the Mobile Steelworks.

In July 2005 and November 2005, we were named as defendants in two multi-plaintiff lawsuits filed in the Circuit Court of Mobile County, Alabama and styled Aldridge, et, al. v. IPSCO, et. al., CV-05-2474 and Caster et. al. v. IPSCO, et. al., CV-05-4072, respectively. The plaintiffs in both actions allege that, among other things, excessive noise and fumes emanate from the Mobile Steelworks and seek an unspecified amount of damages. The Company is defending both claims.

We are also engaged in various lawsuits and matters arising out of the ordinary conduct of our business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against us cannot be predicted with certainty, we believe the resolution of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed for trading in the U.S. on the New York Stock Exchange ("NYSE") and in Canada on the Toronto Stock Exchange ("TSX") under the symbol "IPS." The quarterly NYSE trading price ranges of common shares of the Company, reported in U.S. dollars, for the years ended December 31, 2005 and December 31, 2006 are set forth in the table below:

	Q1	Q2	Q3	Q4
Fiscal 2005				
High	$ 58.75	$ 54.00	$72.36	$ 83.60
Low	$ 40.50	$ 41.63	$43.06	$ 58.50
Fiscal 2006				
High	$108.50	$111.60	$98.97	$107.05
Low	$ 82.28	$ 82.65	$80.52	$ 81.00

The quarterly TSX trading price ranges of common shares of the Company, reported in Canadian dollars, for the years ended December 31, 2005 and December 31, 2006 are set forth in the table below:

	Q1	Q2	Q3	Q4
Fiscal 2005				
High	$ 71.68	$ 67.20	$ 84.15	$ 97.08
Low	$ 49.00	$ 50.60	$ 52.90	$ 69.16
Fiscal 2006				
High	$126.00	$126.99	$110.86	$122.80
Low	$ 96.10	$ 91.00	$ 90.00	$ 91.35

The approximate number of holders of the common shares of the Company is 611 at February 23, 2007. This number was determined from records maintained by our transfer agent and does not include beneficial owners of securities whose securities are held in the names of various dealers or clearing agencies.

Performance Graph

The following graph compares the cumulative total shareholder return over the last five fiscal years on IPSCO's Common Shares with the cumulative total return of the S&P/TSX Composite Index and the TSX Steel Sub Group Index ("TSX Steel") assuming all dividends are reinvested.

Five-Year Total Return on $100 Investment
(Dividends Reinvested)



Dollars
800
700
600
500
400
300
200
100
-
(100)

	2001	2002	2003	2004	2005	2006
IPSCO	100.00	86.32	133.06	319.46	543.19	620.07
S&P/TSX Steel	100.00	96.08	116.26	197.16	277.88	324.65
S&P/TSX	100.00	87.61	110.01	127.81	157.66	185.48

Dividends

We have paid dividends on our common shares for the last 37 years. We have a dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and growth in our business.

For the first quarter of 2005, we paid quarterly cash dividends of CDN $0.12 per common share. This was increased to CDN $0.14 per common share in June of 2005 for the second and third quarter dividend declarations. In December of 2005, we paid quarterly dividends of CDN $0.16 per common share. In the first quarter of 2006, we paid quarterly cash dividends of CDN $0.18. Cash dividends paid in the second, third and fourth quarters of 2006 were increased to CDN $0.20 per common share.

Dividends paid to shareholders who are U.S. residents would generally be subject to Canadian withholding tax. Under current Canadian tax law, dividends payable by a Canadian corporation to a non-resident are generally subject to Canadian withholding tax at a 25% rate. Under the current tax treaty between Canada and the United States, U.S. residents are eligible for a reduction in this withholding tax to 15% (and to 5% for a shareholder who is the beneficial owner of at least 10% of our voting stock). As a result, under current tax law, our U.S. resident shareholders would generally be subject to Canadian withholding tax at a 15% rate on dividends paid by us, provided that they complied with applicable procedural requirements to claim the benefit of the reduced rate under the tax treaty.

Securities Authorized for Issuance under Equity Compensation Plans

Details with respect to our equity compensation plans are set out in the following table:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($/share) (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	402,688[1]	7.15	599,148
Equity Compensation Plans not approved by security holders	NIL	NIL	NIL
Total	402,688	7.15	599,148

[1] Includes 277,000 shares of performance units

Purchases of Equity Securities

In May 2006, we filed a normal course issuer bid (the "Bid") with the TSX to repurchase, by way of open market purchases on the TSX and NYSE, up to 4.7 million Common Shares between May 9, 2006 and May 8, 2007. During 2006, we repurchased 934,700 shares. During the quarter ended December 31, 2006, we made no purchases under the Bid. There are 3,765,300 Common Shares that remain eligible to be purchased under the Bid.

Recent Sales of Unregistered Securities

None

Item 6. Selected Financial Data

The following table illustrates our operating results for the periods presented (in thousands of U.S. dollars except per share data, common shares outstanding and tons shipped):

	Years Ended December 31				
	2006	2005	2004	2003	2002
Net sales	**$ 3,775,603**	$ 3,032,727	$ 2,531,390	$ 1,358,811	$ 1,132,952
Cost of sales	**2,667,452**	2,051,491	1,807,339	1,243,151	1,026,314
Gross income	**1,108,151**	981,236	724,051	115,660	106,638
Selling, general & administration	**111,505**	83,334	61,467	54,683	51,358
Operating income	**996,646**	909,669	667,509	60,977	55,280
Interest expense	**27,356**	35,631	54,407	51,747	42,604
Income before income taxes	**994,991**	883,545	618,857	16,208	19,178
Income taxes (benefit)	**351,877**	297,729	178,165	11,536	(19,523)
Net income before cumulative effect of accounting change	**643,114**	585,816	440,692	4,672	38,701
Cumulative effect of accounting change, net of taxes	**—**	—	14,250[1]	—	—
Net income available to common shareholders	**643,114**	585,816	454,942	1,639	33,093
Earnings Per Common Share:					
Basic	**13.57**	12.07	9.42	0.03	0.71
Diluted	**13.43**	11.96	8.69	0.03	0.66
Total assets	**4,131,753**	2,639,019	2,291,465	1,880,718	1,716,354
Total long-term debt	**879,675**	313,053	513,651	625,664	573,590
Cash dividends declared per share — Common (CDN)	**0.78**	0.56	0.25	0.20	0.20
Cash dividends declared per share — preferred (CDN)	**0.00**	0.00	0.34	1.38	1.38
Common shares outstanding	**47,213,592**	48,051,619	49,737,180	47,940,907	47,667,487
Tons shipped					
Steel Mill Products	**2,714,815**	2,340,176	2,432,935	2,196,642	2,114,955
Tubular Products	**1,353,780**	1,120,296	1,128,320	940,472	781,948
Total	**4,068,595**	3,460,472	3,561,245	3,137,114	2,896,903

Notes to Selected Financial Data

(1) We changed our method of accounting for the costs of major overhauls and repairs. Under the new method, the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously the non-capital estimated cost of such overhauls and repairs were accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a North American mini-mill steel manufacturer, steel pipe producer, and scrap processor, with facilities in several locations throughout the U.S. and Canada. Our major products are hot-rolled discrete plate and coil, billets, heat treated plate & pipe, cut-to-length plate, tubular products and processed scrap metal. We also provide tubular product finishing services. We operate as a single business segment. Our tubular and cut-to-length products are produced primarily with our own coil, which provides added value on our steel products. In favorable market conditions, we purchase additional coil from third party vendors in order to optimize utilization at all our facilities. Our customers, located primarily in the U.S. and Canada, are in the service center, distribution, energy, agricultural equipment, transportation equipment, heavy machinery and construction industry sectors. Almost three-quarters of our sales are made to U.S. customers.

Over the past four years, our sales have increased from $1.13 billion in 2002 to $3.78 billion in 2006. Average sales price per ton has increased from $391 per ton in 2002 to $928 per ton in 2006. Total tons sold have increased 40% from 2.9 million tons in 2002 to 4.1 million tons in 2006. This growth has been generated through an expansion of our assets and product line sales into U.S. markets.

The following Management's Discussion and Analysis includes the acquisition of NSG on December 1, 2006 and one month of its operating results.

Results of Operations

2006 Compared to 2005

Revenue of $3.8 billion in 2006 was an increase of $743 million, or 24%, over 2005, resulting from higher year-over-year prices in all product lines and significant volume increases in our plate and large diameter product lines. Our average unit selling price increased to $928 per ton in 2006 from $876 per ton in 2005. Total shipments increased 608,000 tons compared to last year. Steel mill products increased 375,000 tons or 16% compared to 2005 while tubular increased 233,000 tons or 21% over the same period.

Our average unit selling price for steel mill products increased $25 per ton to $796 per ton, a 3% increase over the $771 per ton average price last year. Our average unit selling price for tubular products increased 8% or $92 per ton to $1,192 per ton as a result of higher prices in all product lines.

Cost of sales increased 30% to $2.67 billion compared to $2.05 billion in 2005 due to both volume increases and increases in the average cost per ton. Nearly 60% of the increase was due to volume. As a manufacturer of steel products, the costs of our products include scrap steel raw material costs, direct and indirect labor, energy costs and other direct and indirect manufacturing costs. The primary raw material used in our operations is steel scrap, which in 2006 represented approximately 41% of the cost of steel products manufactured. Factors that impacted cost of sales per ton in 2006 were year-over-year increases in the costs of scrap, alloys, natural gas, electricity and purchased coil inputs, a higher proportion of purchased versus internally produced coil to our pipe mills and cut-to-length lines, conversion and yield cost increases, higher freight and outside conversion costs.

In 2006, a total of $1.3 billion was spent on major raw materials and consumables for our four steelworks, up 20% from the spending in 2005. Included in this amount are expenditures for steel scrap, pig iron, alloys, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

The procurement of ferrous scrap, our largest input, is on a monthly cycle largely through the spot market. During 2006, we purchased 4.0 million tons of scrap, 15% more than the prior year. For 2006, the average cost of scrap consumed increased 11%. Scrap consumption costs peaked mid-year 2006 with some reduction later in the year. Our internally generated scrap provided 6% of our overall needs. Sourcing for the remainder of our scrap needs was readily available.

Our electric arc furnaces consume significant amounts of electricity which contributes a significant portion of our costs. In 2006, our electricity cost per kilowatt-hour increased 13% and electricity cost per ton of steel produced increased by 9% compared to 2005. Natural gas costs increased 14% compared to 25% in 2005. Energy as a percentage of 2006 total steel production cost was 10%.

Gross profit increased to $1.1 billion compared to $981.2 million in 2005 due primarily to the volume increases mentioned above. Gross margin percentage declined to 29.4% of sales versus 32.4% in 2005. This margin compression occurred due to increases in input and conversion costs which more than offset the increases in average realized pricing.

Shipments: The following table details tons shipped (in thousands) by major product line.

	2006 Tons Sold	2006 Tons %	2005 Tons Sold	2005 Tons %
Discrete plate and coil	**2,120**	**52%**	1,827	53%
Cut plate	**595**	**15%**	514	15%
Energy tubular	**832**	**20%**	775	22%
Non-energy tubular	**229**	**6%**	217	6%
Large diameter pipe	**293**	**7%**	128	4%
Total	**4,069**	**100%**	3,461	100%

Shipments to U.S. customers were 3,039,600 tons, 75% of the total compared to 2,498,200 tons in 2005, while Canadian based customers accounted for 1,029,000 tons, or 25% in 2006 versus 962,200 in 2005.

Plate shipments increased 16% from 2005 due to strong end-user demand in transportation, energy and infrastructure markets.

Our coil processing facilities in Houston, St. Paul and Toronto, all make temper-leveled cut plate products. Shipments of cut plate from coil processing facilities were 595,000 tons, an increase of 16% from 2005. Canadian shipments increased 14% compared to 2005 levels, while U.S. shipments increased 16%.

Energy tubular product sales increased 7% or 57,600 tons due to higher oil and gas drilling activity related to the continuing strength in the oil and gas markets. The average number of active drilling rigs increased on a year-over-year basis from 1,383 to 1,649 in the U.S. and increased slightly from 458 to 470 in Canada for a combined increase of 15%. Shipments of non-energy tubular increased from 217,000 to 228,600, or 5%.

Production:

Capacity utilization is a key driver of performance for us. Output tonnage is in part a function of the number of production turns at each facility. Theoretically, all production equipment is available 168 hours a week, less operating downtime for routine maintenance. Therefore, to maximize plant and equipment utilization and minimize absorbed cost per ton of output, optimum cost performance occurs when four crews run the facilities around-the-clock. Optimum utilization after routine maintenance is about 95%.

Capacity, utilization and production, by facilities, are illustrated in the following table:

Facility:	Utilization (%) 2006	2005	2004	Production (tons)[1] 2006	2005	2004
Regina	**90**	92	91	**1,107**	1,060	1,001
Montpelier	**94**	93	94	**1,297**	1,240	1,215
Mobile	**90**	90	92	**1,424**	1,281	1,304
Koppel	**65**	65	44	**340**	313	293
Coil Processing	**36**	33	35	**600**	514	562
Small Diameter/Welded	**81**	83	89	**998**	963	897
Large Diameter[2]	**69**	42	36	**300**	188	197
Seamless	**81**	80	79	**277**	265	242

(1) In thousands of tons; based upon liquid steel for steelworks and finished products for other facilities.

(2) Includes 24" mill which was not at full capacity

Finished Production:

Our coil production was 1,726,000 tons in 2006, down 2% from 2005. The decline from 2005 resulted from our decision to reduce output volumes to accommodate inventory reductions in plate and tubular markets. Our steelworks produced 1,910,000 tons of discrete plate, an increase of 20% over 2005.

Our coil processing and tubular operations (excluding NSG) consumed 623,700 tons of purchased hot rolled coils, an increase of 93% over the 323,500 tons consumed a year earlier. The principal reasons for the increase were higher demand for our energy tubular products and increased plate sales opportunities.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.69 in 2006 for the combined steelworks compared to 0.68 in 2005.

Our pipe mills (excluding NSG) produced 13% more tons than a year earlier predominately due to increased large diameter orders. The man-hours required to convert finished steel to one ton of finished pipe averaged 2.45, up from 2.25 man-hours in 2005. Man-hours per ton increased in 2006 due to higher value-added pipe finishing. The large diameter mills in Regina experienced a 69% utilization rate in 2006 versus 42% the prior year.

Selling, General and Administration Expenses:

Selling, general and administrative expenses of $111.5 million were 34% higher than the $83.3 million in 2005. The increase in expenses related to increases in stock based compensation units, valuation of stock based compensation, NS acquisition costs and amortization of intangibles, increases in salaries and personnel, and IT consulting expenses. Selling, general and administrative expenses represented 3.0% of sales compared to 2.7% in 2005.

Interest on Long-Term Debt and Interest Income:

Interest expense on long-term debt decreased to $27.4 million in 2006, down 23% or $8.3 million from 2005. The reduction relates to a significant reduction in long-term debt (excluding NSG acquisition debt funded in December 2006) through scheduled repayments, redemptions and open market purchases. Interest expense related to the NS acquisition was $3.3 million in December. Interest income increased $16.5 million to $33.1 million due to higher average cash balances through November and higher interest rate increases compared to 2005. Through November 2006, we had averaged $2.9 million per month of interest income due to the generation of cash from operations.

Income before Income Taxes and Income Tax Expense:

Income before income taxes increased $111.4 million to $995.0 million in 2006 as a result of the favorable commercial and operating performance previously described.

Income tax expense totaled $351.9 million in 2006, an increase of $54.1 million over the $297.7 million reported in 2005. The effective tax rate was 35.4% compared to 33.7% in 2005. The effective tax rate for 2006 was higher than the effective tax rate in 2005 due to the recognition of certain deductions (Extraterritorial Income) in 2005 for which the benefit had not previously been taken. In addition, the 2006 state tax rate increased resulting in a revaluation of our deferred tax liabilities. The tax rate also increased as a result of the recognition of additional contingent liabilities. See Note 7 of the Consolidated Financial Statements footnote for further discussion.

2005 Compared to 2004

Revenue of $3.03 billion in 2005 was an increase of $501.3 million, or 20%, over 2004, resulting from significantly higher year-over-year prices in all product lines. Our average unit selling price, inclusive of raw material surcharges, increased to $876 per ton in 2005 from $711 per ton in 2004.

Our average unit selling price in 2005 for steel mill products increased $122 per ton to $771 per ton, a 19% increase over the $649 per ton average price in 2004. Our average unit selling price for tubular products increased 30% or $251 per ton to $1,101 per ton.

Cost of sales increased 13% to $2.05 billion compared to $1.81 billion in 2004. Factors that impacted cost of sales in 2005 were increases in the price of natural gas, electricity, alloy inputs and freight, as well as unabsorbed fixed costs and direct expenses relating to unplanned maintenance outages and safety evacuations in Mobile due to the hurricanes in the Gulf Coast region.

Gross margins were 32.4% of sales versus 28.6% in 2004, reflecting a higher energy tubular product mix, as well as higher average pricing for the year in most products, which offset previously referenced increases in input costs.

In 2005, a total of $1.1 billion was spent on major raw materials and consumables for our three steelworks, comparable with the spending in 2004. Included in this amount are expenditures for steel scrap, pig iron, alloys, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

The procurement of ferrous scrap, our largest input, is on a monthly cycle largely through the spot market. During 2005, we purchased 3.5 million tons of scrap, 8% less than the prior year as high 2004 year-end inventory levels were consumed in 2005.

For 2005, the average cost of scrap consumed declined 2%. Despite the production increase of 8%, these two factors helped keep costs of consumables comparable to the prior year. Scrap consumption costs dropped through the third quarter, but increased in fourth quarter. Our internally sourced scrap provided 6% of our overall needs. Sourcing for the remainder of our scrap needs was readily available.

Energy inputs constitute a significant portion of an electric furnace steel maker's costs. In 2005, our electricity cost per kilowatt-hour increased 11% and cost per ton of steel produced increased by 13% compared to 2004. Natural gas costs per millions of British Thermal Units (BTU) increased 39%. Although these increases in energy were significant compared to 2004, energy as a percentage of 2005 cost of production was 10% compared to 9% in 2004.

Shipments:

Higher energy tubular shipments related to high drilling rates partially offset declines in steel mill product and non-energy tubular shipments. Steel mill product shipments declined 4% due to the previously mentioned outages and a temporary midyear decline in service center order rates.

Shipments to U.S. customers were 2,498,200 tons, 72% of the total compared to 2,579,900 tons in 2004, while Canadian based customers accounted for 962,200 tons, or 28% in 2005 versus 981,400 in 2004.

Our coil processing facilities in Houston, St. Paul and Toronto, all make temper-leveled cut plate products. Shipments of cut plate from coil processing facilities were 514,000 tons, down 10% from 2004. Canadian-destined shipments decreased 21% compared to 2004 levels, while U.S. shipments declined 5%. Shipments of cut plate declined in Canada primarily by choice as our diverted production to energy tubular goods.

Energy tubular product sales increased 16% or 109,000 tons due to stronger oil and gas drilling activity. The average number of active drilling rigs increased on a year-over-year basis from 1,192 to 1,383 in the US and increased from 369 to 458 in Canada for a combined increase of 18%. Shipments of non-energy tubular decreased from 266,000 to 217,000, or 18%, as we dedicated more production capacity to energy tubular products.

Finished Production:

A total of 1,764,700 tons of coil were produced by our steelworks, down 1% from 2004. Our steelworks produced 1,498,800 tons of discrete plate, an increase of 5% over 2004. Regina and Montpelier posted production increases in finished product year-over-year.

Our coil processing and tubular operations consumed 323,500 tons of hot rolled coil purchased from third parties, supplementing our own production. This was 8% more than the 296,800 tons consumed a year earlier. The principal reason for the increase was higher demand for energy tubular products.

The number of man-hours required to produce one ton of coil or discrete plate averaged 0.68 for the combined steelworks.

Our pipe mills produced 5% more tons than a year earlier due to the impact of higher drilling activity on demand for OCTG. The man-hours required to convert finished steel to one ton of finished pipe averaged 2.25, up from 2.01 man-hours in 2004. Man-hours per ton increased in 2005 as we added finishing capabilities at our Red Deer and Blytheville facilities which were previously outsourced. The large diameter mills in Regina experienced a 42% utilization rate in 2005 versus 36% the prior year.

Selling, General and Administration Expenses:

Selling, general and administrative expenses of $83.3 million were 35% higher than the $61.5 million expenses for 2004. Salaries and benefits increases of $7.2 million were primarily related to the valuation of stock based compensation as well as performance incentives. During the year, we incurred $2.2 million of additional administrative and consulting expenses related to Section 404 of the Sarbanes-Oxley Act of 2002. In addition, consulting expenses, research efforts related to the Frontier Pipe Research Centre, and increased charitable contributions increased administrative expenses by over $7 million.

Interest on Long-Term Debt:

Interest expense on long-term debt decreased to $35.6 million in 2005, down 35% or $18.8 million from 2004. The reduction relates to a significant reduction in long-term debt through scheduled repayments, redemptions and open market purchases. During 2005, $231.0 million of long-term debt was retired, primarily through early retirement and open market purchases. The debt redemption efforts resulted in debt extinguishment expense of $16.4 million.

Income before Income Taxes and Income Tax Expense:

Income before income taxes increased $264.7 million to $883.5 million in 2005 as a result of the favorable commercial and operating performance previously described.

Income tax expense totaled $297.7 million in 2005, up over the $178.2 million reported in 2004. The effective tax rate was 33.7% compared to 28.8% in 2004. See Note 7 to the Consolidated Financial Statements for further discussion.

Liquidity and Capital Resources

Our business is capital intensive and requires substantial expenditures for, among other things, the purchase and maintenance of equipment used in our steel-making and finishing operations and to remain in compliance with environmental laws. Our short-term and long-term liquidity needs arise primarily for capital expenditures, working capital requirements and principal and interest payments related to our outstanding indebtedness. We have met these liquidity requirements with cash provided by operations, equity, short and long-term borrowings, capital and operating leases, state and local grants and capital cost reimbursements.

Cash Requirements:

We have ongoing commitments under various contractual and commercial obligations at December 31, 2006 as shown below. The information presented does not include planned capital expenditures.

Contractual Obligation Payments Due by Period ($ millions)

Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years
Long-term debt (including capital leases)	$ 913	$ 33	$ 69	$592	$219
Revolving credit	45	45	—	—	—
Leases	24	9	9	3	3
Other long-term obligations	265	75	104	37	49
Total contractual cash obligations	$1,247	$162	$182	$632	$271

Long-term Debt: (including current portion)

	Amount (millions)	Interest Rate	Due
Loan	$ 14.7	6.00%	June 1, 2007
Bridge Loan	350.0	Variable 6.12%	November 30, 2007
Financing	28.0	8.11%	November 1, 2009
Financing	10.0	6.875%	May 1, 2010
Term Loan	250.0	Variable 6.11%	December 2, 2011
Notes	143.9	8.75%	June 1, 2013
Capital Lease	116.5	7.28%	October 13, 2015
Total	$913.1		

Long-term debt (excluding capital lease) is all unsecured and consists of various notes, debentures and financing issued since 1997.

We currently have the ability to refinance the $350.0 million bridge loan under the $750.0 million syndicated credit facility, and as such, we classified the repayment of the bridge loan in the contractual obligations schedule to coincide with the maturity of the $750.0 million syndicated credit facility.

The 6.00% Solid Waste Disposal Revenue Bonds, Series 1997, (due 2007), as well as the 8.11% Taxable Industrial Development Revenue Bonds, Series 1999, (due 2009) are both subject to financial covenants and to certain other customary covenants (including limitations on liens and sale and leasebacks). The 6.875% Financing and the 8.75% Notes, and Capital Lease are not subject to any financial covenants. The 8.75% Notes, however, contain restrictions and limitations on liens, and sales and leasebacks. In connection with the NSG acquisition on December 1, 2006 the Company entered into $1.1 billion of financing credit facilities which included a $750.0 million syndicated credit facility (five year $250.0 million term loan facility and $500.0 million revolving credit facility) and a 364 day $350.0 million bridge loan. It is expected that the $350.0 million bridge loan will be refinanced with the issuance of other indebtedness in 2007. Both the term loan and bridge loans are variable rate borrowings and subject to financial covenants and certain customary covenants (including limitations on liens and sale and leasebacks). Non-compliance with any of the above covenants could result in accelerated payment of the related debt. We were in compliance with all covenants on December 31, 2006.

The Montpelier Steelworks' sale and leaseback of the melt shop, caster and related equipment was completed in 2000. For U.S. GAAP purposes, this transaction was recorded as a financing lease, with no recognition of the disposal of the assets. For Canadian GAAP purposes, this transaction was treated as a sale and the subsequent lease payments as operating expenses. We have an option, but are not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the 15 year lease term for the fair market value of the equipment, subject to a residual guarantee of $37.5 million.

Leases:	Value at Inception of Lease (in millions)
Sale and Leaseback — Houston	$15.0
Other Leases	35.9
Total Non-Capital Leases	$50.9

Off Balance Sheet Arrangements:

The Houston cut-to-length facility (temper mill) sale and leaseback was completed in 2001. The arranger was LaSalle National Leasing Corporation and net proceeds received were $15.0 million through two tranches of $10.0 million on July 1, 2001 and $5 million on September 1, 2001. We have the option, but not the obligation, to purchase the leased equipment after seven years at $4.2 million or 7.5 years at the greater of $3.0 million or fair market value.

Other Long-Term Commitments:

We have entered into long-term electricity and natural gas supply agreements for the Regina, Montpelier and Mobile Steelworks, as well as service contracts to provide maintenance and logistics support to those steelworks.

Sources and Uses of Cash:

Cash provided by operating activities in 2006 was $434.2 million compared to $641.9 million in 2005, a decrease of $207.7 million. The reduction was due to higher inventories and lower payables, which were partially offset by increased income.

Cash generated by financing activities was $525.1 million in 2006 compared to a use of cash of $365.0 million in 2005.

On December 1, 2006, we completed the acquisition of NSG for $1.43 billion. In connection with the NSG acquisition on December 1, 2006 the Company entered into $1.1 billion of financing credit facilities which included a $750.0 million syndicated credit facility (five year $250.0 million term loan facility and $500.0 million revolving credit facility) and a 364 day $350.0 million bridge loan. It is expected that the $350.0 million bridge loan will be refinanced with the issuance of other indebtedness in 2007. During 2005, we redeemed all $71.4 million of our 7.32% Series B Senior Notes; purchased for cancellation on the open market, $56.0 million of the 8.75% Unsecured notes due June 1, 2013 and retired all CDN $100.0 million of the 7.80% Canadian Debentures due December 1, 2006.

In May 2006, we announced a share repurchase program, or "normal course issuer bid" to purchase up to 4.7 million of our common shares. Under the program, shares are repurchased in the open market at the market price at the time of purchase and are immediately cancelled upon settlement. In March 2005, we announced a similar Share Repurchase Program, to repurchase up to 4.2 million of our common shares. During 2006, we repurchased 934,700 shares for a total of US $85.5 million. During 2005, we repurchased 2,754,100 shares for a total of $132.9 million.

Dividends to holders of common shares were $32.6 million in 2006 compared to $22.8 million the prior year, resulting from an increase in the annual dividend to CDN $0.78 per share, the change in common shares outstanding due to shares issued pursuant to our share option plan and repurchases made pursuant to the normal course issuer bid. Cash received for 93,505 shares that were issued pursuant to the Company's share option plan totaled $5.4 million in 2006 versus $21.1 million in 2005 for 1,030,040 options. As of December 31, 2006, there were 47,213,592 common shares issued and outstanding. In 2006, the quarterly cash dividend was increased from CDN $0.16 per share to CDN $0.20 per share with increases of CDN $0.02 per share approved in both February and March.

Capital Investments:

Total capital expenditures for 2006 were $101.1 million, an increase of $34.3 million over spending in 2005. Capital expenditures in 2006 for strategic, maintenance and compliance projects were $64.0 million and $37.0 million respectively.

Liquidity:

The principal indicators of our liquidity are our cash position and amounts available under our $750 million syndicated credit facility (revolving credit and term loan facility).

On December 1, 2006 in connection with the $1.1 billion financing entered into as part of the NSG acquisition, we replaced our existing committed $150 million revolving term facility (expiring November 19, 2007) with a committed unsecured revolving credit facility of $500 million (expiring December 2, 2011). The amount available is the total committed amount less direct borrowings and outstanding letters of credit. As of December 31, 2006, letters of credit of $30.2 million and short-term borrowings of $45 million were outstanding against the revolving credit facility resulting in $424.8 million of availability.

We have the right to request that our lenders under the $750 million syndicated credit facility increase the commitments under the revolving credit facility and/or add one or more incremental term loan facilities from time to time by up to a maximum aggregate amount of $500 million.

Principal financial covenants under the $750 million syndicated credit facility (which includes the revolving credit facility) require:

- consolidated indebtedness to capitalization ratio of not greater than 0.60:1.00 subject to debt rating of at least BBB- and Baa3 from S&P and Moody's, respectively, in each case with at least stable outlook. Step-downs of 0.05:1:00 per annum occur if rating levels of BBB– and Baa3 are not maintained
- maintenance on a rolling four quarter basis of a consolidated interest coverage ratio of not less than 2.00:1.00 for measurement period ending on or after March 31, 2007
- dividends and purchase, redemptions, retirements and acquisition of our equity must be less than $500 million plus 50% of net income after January 1, 2007 plus net proceeds of any equity offering

The $750 million syndicated credit facility is also subject to other customary covenants and events of default. Non-compliance with any of the above covenants could result in accelerated payment of the related debt and termination of the revolving credit facility. We were in compliance with all covenants at December 31, 2006.

During 2006, our cash position decreased by $548.7 million to $34.4 million while the working capital ratio decreased from 4.3:1.0 to 3.4:1.0 primarily as a result of the NSG acquisition.

At December 31, 2006, the committed cost to complete in-process capital projects was $119.6 million. At the end of 2005, this amount was $26.7 million.

We expect that we will be able to finance future expenditures from our cash position, cash from operations and our credit facilities. We may also consider operating lease financing as well as additional debt or equity financing as may be appropriate.

From time to time, we make use of foreign currency contracts to manage our foreign exchange risks. At December 31, 2006 there were no foreign exchange contracts outstanding. We have entered into swap agreements to hedge the cost of purchasing natural gas through October 31, 2009. As of December 31, 2006, the unrealized loss under these contracts was $4.6 million compared to an unrealized gain of $11.8 million at the end of 2005.

Debt Ratings:

We maintain debt ratings with three of North America's principal rating agencies to comply with various debt covenants and to assist in future financing activities.

Moody's Investor's Service's rating was upgraded to Baa3 with a stable outlook from Ba1 with a positive outlook, on February 14, 2006. Obligations rated "Baa" are rated as being subject to moderate credit risk and are considered medium grade, and as such may possess certain speculative characteristics. The modifier "3" indicates that the obligation ranks in the lower end of its generic rating category. "Stable" defines Moody's rating direction over the medium term. The "Corporate family rating" (also Baa3 stable) was withdrawn on February 15, 2006 as the Company is now an investment grade issuer.

Standard & Poor's Ratings Services' rating was upgraded to BBB– (stable) on November 30, 2006. An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The modifier "–"indicates that the obligation ranks in the lower end of its generic rating category. Stable means that the rating is not likely to change.

Dominion Bond Rating Service's rating (DBRS) was upgraded to BBB with a stable outlook on June 12, 2006. Long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Capital Structure

We strive to maintain a strong balance sheet and a flexible capital structure. IPSCO has the ability to, and may elect to, use a portion of cash and cash equivalents to retire debt or to incur additional expenditures without increasing debt.

We consider our capital structure as of December 31, 2006 to be ($ millions):

Short-term debt	45.0
Current portion of long-term debt	33.4
Long-term debt	879.7
Debt	958.1
Shareholders' equity	2,259.8
Total Capitalization	$3,217.9
Debt to total capitalization	29.8%
Cash and cash equivalents	$ 34.4

Debt to total capitalization was 29.8% at December 31, 2006, an increase from 15.4% at December 31, 2005.

Quarterly Results:

Results by quarter for 2006 and 2005 were as follows:

Sales (millions)	2006	2005
1st Quarter	**$ 902.9**	$ 766.7
2nd Quarter	**893.6**	687.7
3rd Quarter	**996.9**	726.1
4th Quarter	**982.3**	852.2
Year	**$ 3,775.6**	$ 3,032.7

Net Income (millions)	2006	2005
1st Quarter	**$ 150.7**	$ 154.8
2nd Quarter	**156.4**	126.8
3rd Quarter	**197.1**	134.0
4th Quarter	**139.0**	170.2
Year	**$ 643.1**	$ 585.8

Basic Earnings per Common Share[1]

	2006	2005
1st Quarter	$ 3.15	$ 3.11
2nd Quarter	3.28	2.60
3rd Quarter	4.19	2.81
4th Quarter	2.95	3.56
Year	$ 13.57	$ 12.07

Diluted Earnings per Common Share[2]

	2006	2005
1st Quarter	$ 3.12	$ 3.06
2nd Quarter	3.25	2.57
3rd Quarter	4.15	2.78
4th Quarter	2.92	3.52
Year	$ 13.43	$ 11.96

(1) Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding

(2) Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from (a) the exercise of share options, deferred share units, restricted shares and performance units, and (b) the conversion of preferred shares and subordinated notes

Tons Shipped (thousands)	2006	2005
1st Quarter	1,005	856
2nd Quarter	1,001	804
3rd Quarter	1,042	848
4th Quarter	1,021	953
Total	4,069	3,461

Selected Annual Information (in thousands of U.S. dollars except share and per share data)

	2006	2005
Sales	3,775,603	3,032,727
Net income available to common shareholders	643,114	585,816
Earnings per common share:		
Basic	13.57	12.07
Diluted	13.43	11.96
Total assets	4,131,753	2,639,019
Total long-term financial liabilities	1,439,366	562,593
Cash dividends declared		
Common shares (CDN)	0.78	0.56
Common shares outstanding as of December 31	47,213,592	48,051,619

Significant Differences between U.S. and Canadian GAAP

We use U.S. dollars as the basis for our financial statement reporting and follow U.S. GAAP in presenting financial results. The U.S./Canadian GAAP differences generally relate to timing issues for expense recognition. The differences in the reported results arising from using U.S. GAAP as opposed to Canadian GAAP are summarized in Note 23 to the 2006 Consolidated Financial Statements.

Recent Accounting Pronouncements and Developments

In Note 3 to our Consolidated Financial Statements, we discuss new accounting policies adopted by IPSCO during 2006 and the expected financial impact of accounting policies recently issued or proposed, but not yet required to be adopted.

Critical Accounting Policies

In 2005, we changed the preparation of our financial statements to conform to U.S. GAAP from Canadian GAAP. Our significant accounting polices are discussed in the notes to the Consolidated Financial Statements. The application of these policies requires important judgments or estimations that can affect financial position, results of operations and cash flows. We believe the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in our financial reporting are reasonable.

Accounting estimates made by management are based on an analysis of historical experience and information on current events that are available to management at the time the estimate is made. If circumstances on which estimates were based change, the impact is included in the results of operations for the period in which the change occurs. Critical accounting policies that are subject to significant estimates and assumptions are summarized below.

Valuation of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Factors that could affect our estimate of undiscounted cash flows include, among other things, technological changes, economic conditions or changes in operating performance, resulting in the need to write-down those assets to fair value.

Allowance for Doubtful Accounts

We have established an allowance for doubtful accounts for losses resulting from the potential risk that some customers may be unable to make payments. We continually monitor payment patterns of customers, investigate past-due accounts to assess likelihood of collection and monitor industry and economic trends to estimate required allowances.

Inventory Valuation

Inventories are valued at the lower of average cost and net realizable value. Every month we perform an analysis to determine whether any reduction in the average cost of inventory is necessary to record inventory at the lowest value. In addition, an analysis is regularly performed to determine whether saleable products on hand need to be written down to reflect their estimated net realizable value given the intended sales channel for the product. Write-downs to secondary grade are recognized based on this analysis. If the products do not achieve this lower net realizable value, further losses in their disposition would be recognized.

Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, (Accounting for Income Taxes). Under this method, we estimate its actual current tax exposure in accordance with currently enacted tax laws and regulations. In addition, it assesses temporary differences that exist due to differing treatments of items for tax and financial statement purposes. Such differences result in the recognition of deferred tax assets and liabilities, which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered, or settled. We must then assess the likelihood that its deferred tax assets will be recovered from future taxable income. If it is determined that it is more likely than not that some portion of the deferred tax assets will not be realized, we must establish a valuation allowance.

We have tax filings that are subject to audit by the tax authorities that may result in additional tax assessments. The resolution of these audits inevitably includes some degree of uncertainty. Any resulting change to our tax liability is, therefore, difficult to estimate. Numerous factors contribute to this uncertainty, including the amount and nature of additional taxes potentially asserted by tax authorities, the willingness of tax authorities to negotiate a fair settlement through an administrative process and impartiality of the courts. However limited, there exists the potential that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued. We have provided for taxes and interest that we estimate may ultimately be payable.

Obligations Relating to Employee Benefit Plans

We provide retirement benefits for substantially all of our employees under several defined benefit and defined contribution pension plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict our matching contributions from 3% to 5% of each participating employee's annual earnings, subject to IRS limits. Our policy regarding the defined benefit plans is to fund the amount that is required by governing legislation. Periodically, we may fund additional amounts depending on cash availability and other potential uses for the cash. Independent actuaries perform the required calculations to determine pension expense in accordance with U.S. GAAP. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liabilities related to the plans. A 1% increase or decrease of the current discount rate of 5.0% would result in an immaterial impact on earnings. Likewise, a 1% increase or decrease in the assumed long-term rate of return (currently 6.50%) would also result in an immaterial impact on earnings. The impact in the change in the compensation rate (3.50%) would also have an immaterial impact on earnings. The actuarial assumptions used may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may affect the net pension expense and liability recorded. Our benefit plans do not provide for post-retirement health care benefits.

Goodwill

Goodwill represents the excess of acquisition costs over the fair value of the net assets acquired in business combinations. Goodwill is tested for impairment at least annually by the Company in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS142). The Company is in the process of finalizing the reporting units and the allocation of goodwill to these units relating to its acquisition of NS Group, Inc. on December 1, 2006. An impairment, if any, is measured based on the estimated fair value of the reporting unit. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The Company will test goodwill for impairment in the fourth quarter of each year unless circumstances indicate an impairment may exist during an intervening period.

Other Intangible Assets

The Company accounts for other intangible assets, which includes trade names and trademarks, proprietary technology, customer relationships, and non-compete agreements in accordance with SFAS 142. Definite life intangible assets are amortized on a straight-line basis over the length of the contract or benefit period, which generally ranges from three to fifteen years. Impairment, if any, is determined based upon management reviews whereby, estimated undiscounted future cash flows associated with these assets or operations are compared with their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required.

2007 Outlook

The end user market demand for IPSCO's diverse product offering remains strong for both steel and tubular products. Distributor inventory reductions in both product groups are expected to continue through the first quarter of 2007. We are taking a two week planned outage at Mobile in March for normal maintenance and the installation of capital improvements. We will also adjust production as required across our facilities to accommodate order levels from our distributors and focus on end user sales, increased value added product mix and maintaining our market share.

We anticipate continued strength in end use markets overlaid with continuing inventory corrections throughout the distribution channels. Although oil and gas prices have declined recently, we expect them to remain at levels sufficient to maintain high drilling activity and resultant demand for our OCTG products. According to Baker Hughes, active rig counts in North America have increased in the first four weeks of 2007 to 2,282 rigs, 149 above 2006 record levels. Large diameter pipe shipments will be strong in 2007, consistent with our full order book. Margins in the first quarter are expected to experience some compression due to increased scrap prices and continued amortization of inventory and other tangible assets fair value increments.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including commodity price risk, foreign currency risk and interest rate risk. To manage the volatility related to these risks, we have entered into various derivative contracts, the majority of which are settled in cash. Such settlements have not had a significant effect on our liquidity in the past, nor are they expected to be significant in the future. We do not use derivatives for speculative or trading purposes.

Commodity Price Risk

We manage a portion of our exposure to price risk related to natural gas purchased in the normal course of business by using forward physical contracts and hedging derivative financial instruments. The changes in the market value of these derivative instruments have a high correlation to changes in the spot price of natural gas. Gains and losses from the use of these instruments are deferred in accumulated other comprehensive income on the consolidated balance sheets and recognized into production costs in the same period as the underlying transaction. At December 31, 2006, accumulated other comprehensive income/loss includes $3.0 million in unrealized net-of-tax losses for the fair value of these instruments as compared to $7.5 million in net-of-tax gains at December 31, 2005. A sensitivity analysis indicates that the reduction in the fair value of these instruments at December 31, 2006, due to hypothetical declines of 10% and 25% in market prices of natural gas at that time would be $2.7 million and $6.6 million, respectively (December 31, 2005—$4.6 million and $11.3 million, respectively). Any resulting changes in fair value would be recorded as adjustments to other comprehensive income, net of tax. Because these instruments are accounted for as hedges, these hypothetical losses would be offset by the benefit of lower prices paid for the natural gas used in the normal production cycle.

Interest Rate Risk

Our outstanding debt is a combination of both fixed rate debt and variable rate debt. The variable rate portion of long-term debt is $600 million out of a total of $913 million. An increase of 1% in short term rates would decrease pretax income by $6.0 million or alternatively a decrease of 1% in interest rates would increase pretax income by $6.0 million. Our investment practice is to invest in highly liquid money market funds or securities with short remaining maturities. As a result, changes in interest rates are not expected to have a significant impact on the value of these investments. As such, future changes in interest rates will not have any impact on the value of cash equivalent investments however; changes in interest rates will impact interest expense due to variable rate debt within our debt structure. We do not engage in interest swaps to manage interest rate exposure.

Foreign Currency Risk

We are subject to the impact of changes in exchange rates on revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities (including certain inter-company balances), particularly changes in the value of the U.S. dollar versus the Canadian dollar. At December 31, 2006, there were no foreign exchange contracts outstanding.

Item 8. Financial Statements and Supplementary Data

The information required by this Item 8 with respect to financial statements and supplementary data is included in Exhibit 99.1 and is incorporated herein by reference.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

Effectiveness of Controls and Procedures

Management, under the supervision of the President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006. Based on such evaluation, our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2006 and that there have been no significant changes in such controls and procedures, or in other factors, that could significantly affect these controls subsequent to their evaluation date.

Management's Annual Report on Internal Control over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company used the criteria established by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The Company's assessment included documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting.

On December 1, 2006, we acquired NS Group, Inc. Consistent with published guidance of the Securities and Exchange Commission, management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, NS Group's internal control over financial reporting. The consolidated financial statements of IPSCO Inc. as of and for the year ended December 31, 2006 include the following related to NS Group: total assets of $1.8 billion, including goodwill of $598 million and identifiable intangible assets of $700 million; net assets of $1.4 billion; sales of $44 million; and, a net loss of $6 million.

Based on the Company's processes and the assessment described above, management has concluded that as of December 31, 2006, the Company's internal control over financial reporting was effective.

A report prepared by Ernst & Young LLP, an independent registered public accounting firm, with respect to management's assessment of the Company's internal control over financial reporting as of December 31, 2006 is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders of IPSCO Inc.

We have audited management's assessment, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting,* that IPSCO Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IPSCO Inc.'s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of NS Group, Inc., which is included in the 2006 consolidated financial statements of IPSCO Inc. and constituted $1.8 billion and $1.4 billion of total and net assets, respectively, as of December 31, 2006 and $44 million and $6 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of IPSCO Inc. also did not include an evaluation of the internal control over financial reporting of NS Group, Inc.

In our opinion, management's assessment that IPSCO Inc. maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, IPSCO Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of IPSCO Inc. and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
February 26, 2007
Chicago, Illinois

Item 9b. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

The information required by this Item 10 with respect to directors, including Mr. Sutherland, is included in our definitive proxy statement and incorporated herein by reference. IPSCO's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of our most recent fiscal year.

Executive Officers

Set forth below is information concerning IPSCO's executive officers, excluding the President and Chief Executive Officer, David Sutherland:

Vicki L. Avril, 52, was appointed Senior Vice President and Chief Financial Officer in May 2004. Prior to joining IPSCO, Ms. Avril was the Senior Vice President and Chief Financial Officer of Wallace Computer Services Inc. (January 2001 to May 2003) and Vice President and Chief Financial Officer for Inland Steel Co. (now known as Ispat Inland Inc.) (1998-1999).

David L. Britten, 46, was appointed Vice President of Corporate Development in November 2004 and prior to that had been Vice President and General Manager, Tubulars Products since 1999.

Gregory R. Burnett, 44, was appointed Corporate Treasurer in December 2005. Prior to joining IPSCO Mr. Burnett was Director of Treasury (June 2005 to December 2005), Treasury Manager (March 2003 to May 2005) and Manager—Treasury Operations (July 2000 to February 2003) for United States Cellular Corporation.

Leslie T. Lederer, 58, was appointed Vice President, General Counsel and Corporate Secretary in March 2005. Prior to joining IPSCO, Mr. Lederer was Counsel to Winston & Strawn LLP (October 2004 to February 2005), Vice President—Strategic Investments of Smurfit-Stone Container Corporation (1998 to December 2003) and Vice President, Secretary and General Counsel of Stone Container Corporation (1987 to 1998).

Peter E. MacPhail, 58, was appointed Vice President of Primary Operations in February 2003 and prior to that he held other executive positions in the Company, including Vice President and General Manager, Canadian Steel Operations (April 2000 to January 2003) and Vice President (1996 to 2000).

E. Greg Maindonald, 54 was appointed Vice President of Operations Services in March 2003. Prior to such appointment, Mr. Maindonald was President of General Scrap Partnership (February 2000 to March 2003) and prior to that, he served IPSCO in various other executive capacities.

Philip M. Marusarz, 53, was appointed Corporate Controller in March 2004 and prior to that served also as Treasurer for the Company since joining IPSCO in March of 2001. Prior to joining IPSCO, Mr. Marusarz was Vice President, Finance of Invensys Inc. (October 2000 to February 2001).

Raymond J. Rarey, 58, was appointed Vice President and Chief Human Resources Officer in 2000. Prior to joining IPSCO, Mr. Rarey served as the Vice President, Human Resources for Berg Electronics Group (1996 to 1999).

Joseph D. Russo, 59, was appointed Senior Vice President and Chief Technical Officer in 2001. Mr. Russo has had other executive positions with IPSCO since becoming an officer of the Company in 1988.

John R. Tulloch, 59, was appointed Executive Vice President—Steel and Chief Commercial Officer in 2004. Mr. Tulloch has also served as Senior Vice President and Chief Commercial Officer (2000 to 2004) and has had other executive positions with the Company since becoming an officer in 1985.

Audit Committee/Audit Committee Financial Expert

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ms. Hinshaw and Messrs. Wallace, Grandin, Olson, Sim and Zaozirny. The Audit Committee is chaired by Mr. Wallace.

Our Board of Directors has determined that Mr. Wallace is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Exchange Act and is independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act and NYSE listing standards.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this Item is incorporated by reference to, and will be contained in the "Section 16(a) Beneficial Ownership Reporting Compliance" section of our definitive proxy statement for the 2006 Annual and Special Meeting of Shareowners, which will be filed within 120 days of the end of our most recent fiscal year.

Code of Ethics

IPSCO has a Code of Business Conduct, as well as a Conflicts of Interest Policy applicable to all directors, officers and employees of the Company that, together, constitute a "code of ethics" as set forth in the SEC's rules. Both the Code of Business Conduct and the Conflicts of Interest Policy may be viewed on IPSCO's website (www.ipsco.com). During the period covered by this report there have been no amendments to, nor waivers of, either the Code of Business Conduct or the Conflicts of Interest Policy applicable to IPSCO's principal executive officer, principal financial officer or principal accounting officer. In the event IPSCO makes any amendment to, or grants any waiver of, a provision of the Code of Business Conduct or the Conflicts of Interest Policy, that applies to the noted officers and that requires disclosure under applicable SEC rules, IPSCO intends to disclose such amendment or waiver, the nature of and reasons for it, along with the name of the person to whom it was granted and the date on its internet website.

Item 11. Executive Compensation

The information required by Item 11 is included in our definitive proxy statement and incorporated herein by reference. IPSCO's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of our most recent fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is included in our definitive proxy statement and incorporated herein by reference. IPSCO's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of our most recent fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is included in our definitive proxy statement and incorporated herein by reference. IPSCO's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of our most recent fiscal year.

Item 14. Principal Accounting Fees and Services

The information required by Item 14 is included in our definitive proxy statement and incorporated herein by reference. IPSCO's definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of our most recent fiscal year.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as part of this report:

Financial Statements and Financial Statement Schedules

Page No.	Description
	(a) Financial Statements (attached as Exhibit 99.1)
F-3	Report of Independent Registered Public Accounting Firm
F-4	Consolidated Balance Sheets for the years ended December 31, 2006 and 2005
F-5	Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
F-6	Consolidated Statements of Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004
F-7	Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004
F-8	Notes to Consolidated Financial Statements
	(b) Financial Statements Schedules
F-40	II. Valuation and Qualifying Accounts
	All other schedules are omitted because they are not required, are not applicable, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

EXHIBITS

Exhibit No.		Description
(2)	**Plan of acquisition, reorganization, arrangement, liquidation or succession:**	
	2.1	Agreement and Plan of Merger, dated as of September 10, 2006, among IPSCO, Merger Sub and NS Group incorporated by reference to Exhibit 2.1 to Form 8-K filed September 10, 2009 (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K).
(3)	**Articles of Incorporation and Bylaws:**	
	3.1	Articles of Continuance of IPSCO Inc., incorporated by reference to Exhibit 3.1 to Form F-4/A filed November 3, 2003 (Registration No. 333-108820).
	3.2	Article of Incorporation of IPSCO Inc., incorporated by reference to Exhibit 3.2 to Form F-4/A filed November 3, 2003 (Registration No. 333-108820).
	3.3	Bylaws of IPSCO Inc. incorporated by reference to Exhibit 3.13 to Form F-4/A filed November 3, 2003 (Registration No. 333-108820).
(4)	**Instruments defining rights of security holders:**	
	4.1	Shareholder Rights Agreement, amended and restated as of February 20, 2007, between IPSCO Inc. and Computershare Trust Company of Canada, as Rights Agent, incorporated by reference to Exhibit 4.1 to Form 8-K filed February 26, 2007.
	4.2	Indenture dated as of June 18, 2003 between IPSCO Inc., as Issuer and Wells Fargo Bank Minnesota, N.A. as Trustee with respect to $200,000,000 8¾% Notes due 2013 incorporated by reference to Exhibit 4.2 to Form 10-K filed March 13, 2006.
	4.2a	First Supplemental Indenture to $200,000,000 8 ¾% Notes due 2013, dated February 13, 2006 incorporated by reference to Exhibit 4.2a to Form 10-K filed March 13, 2006.
	4.2b	Second Supplemental Indenture dated as of December 1, 2006 between IPSCO Inc., as Issuer and Wells Fargo Bank Minnesota, N.A. as Trustee with respect to $200,000,000 8¾% Notes due 2013.
	4.2c	Third Supplemental Indenture dated as of December 29, 2006 between IPSCO Inc., as Issuer and Wells Fargo Bank Minnesota, N.A. as Trustee with respect to $200,000,000 8¾% Notes due 2013.
(10)	**Material Contracts:**	
	10.1	Incentive Share Plan, amended and restated as of March 3, 2005, incorporated by reference to Exhibit 10.1 to Form 10-K filed March 13, 2006.
	10.2	Deferred Share Unit Plan for Directors, incorporated by reference to Exhibit 10.2 to Form 10-K filed March 13, 2006.
	10.3	IPSCO Inc. Executive Deferred Compensation Incentive Plan, effective as of June 1, 2005, incorporated by reference to Exhibit 10.3 to Form 10-K filed March 13, 2006.
	10.4	Form of Agreement to Defer Compensation, incorporated by reference to Exhibit 10.3 to Form 10-K filed March 13, 2006, incorporated by reference to Exhibit 10.4 to Form 10-K filed March 13, 2006.
	10.5	IPSCO Enterprises Inc. U.S. Supplemental Executive Retirement Plan amended and restated as of January 1, 2005.
	10.6	Change of Control Agreement with David Sutherland, dated November 18, 2005.

10.7	Change of Control Agreement with Vicki Avril, dated November 18, 2005. (Substantially identical agreements have been entered into as of the same date with John Tulloch and David Britten).
10.7a	Schedule of Change of Control Agreements for Executives, incorporated by reference to Exhibit 10.7a to Form 10-K filed March 13, 2006.
10.8	IPSCO Inc. Canadian Supplemental Retirement Plan amended and restated as of January 1, 2006.
10.9	Performance Unit Award Agreement with Burton M. Joyce, dated April 28, 2005. (Substantially identical agreements have been entered into as of the same date with Michael Grandin, Juanita Hinshaw, Jack Michaels, Bernard Michel, Allan Olson, Arthur Price, Richard Sim, Roger Tetrault, Gordon Thiessen, D. Murray Wallace and John B. Zaozirny), incorporated by reference to Exhibit 10.9 to Form 10-K filed March 13, 2006.
10.9a	Schedule of 2005 Performance Unit Award Agreements with Directors, incorporated by reference to Exhibit 10.9a to Form 10-K filed March 13, 2006.
10.10	Performance Unit Award Agreement with Burton M. Joyce, dated April 29, 2004. (Substantially identical agreements have been entered into as of the same date with Michael Grandin, Juanita Hinshaw, Jack Michaels, Bernard Michel, Allan Olson, Arthur Price, Richard Sim, Roger Tetrault, Gordon Thiessen, D. Murray Wallace and John B. Zaozirny), incorporated by reference to Exhibit 10.10 to Form 10-K filed March 13, 2006.
10.10a	Schedule of 2004 Performance Unit Award Agreements with Directors, incorporated by reference to Exhibit 10.10a to Form 10-K filed March 13, 2006.
10.11	Performance Unit Award Agreement with Burton M. Joyce, dated May 4, 2006. (Substantially identical agreements have been entered into as of the same date with Juanita Hinshaw, Jack Michaels, Bernard Michel, Allan Olson, Arthur Price, Richard Sim, Roger Tetrault, Gordon Thiessen, D. Murray Wallace, Michael Grandin and John B. Zaozirny)
10.12	Restricted Stock and Performance Unit Award Agreement with David Sutherland dated August 26, 2005. (Substantially similar agreements have been entered into with John Tulloch, Vicki Avril and David Britten), incorporated by reference to Exhibit 10.12 to Form 10-K filed March 13, 2006.
10.12a	Schedule of 2005 Restricted Stock and Performance Unit Award Agreements with Executives, incorporated by reference to Exhibit 10.12a to Form 10-K filed March 13, 2006.
10.13	Performance Unit Award Agreement with Peter MacPhail dated August 31, 2005, incorporated by reference to Exhibit 10.13 to Form 10-K filed March 13, 2006.
10.14	Restricted Share Agreement with David Sutherland dated October 1, 2004. (Substantially similar agreements have been entered into with John Tulloch, Vicki Avril and David Britten), incorporated by reference to Exhibit 10.14 to Form 10-K filed March 13, 2006.
10.14a	Schedule of 2004 Restricted Stock Award Agreements with Executives, incorporated by reference to Exhibit 10.14a to Form 10-K filed March 13, 2006.
10.15	Restricted Share Agreement with David Sutherland, dated October 1, 2004, incorporated by reference to Exhibit 10.15 to Form 10-K filed March 13, 2006.
10.16	Restricted Stock and Performance Unit Award Agreement with David Sutherland dated July 28, 2006. (Substantially similar agreements have been entered into with John Tulloch, Vicki Avril and David Britten)
10.16a	Schedule of 2006 Restricted Stock Award Agreements with Executives.
10.17	Performance Unit Award Agreement with Peter MacPhail dated July 28, 2006.

	10.18	Reserved.
	10.19	Share Option Agreement with Juanita Hinshaw, dated June 1, 2002, incorporated by reference to Exhibit 10.19 to Form 10-K filed March 13, 2006.
	10.20	Share Option Agreement with Michael Grandin, dated January 1, 2003, incorporated by reference to Exhibit 10.20 to Form 10-K filed March 13, 2006.
	10.21	Share Option Agreement with Richard Sim, dated April 26, 2000. (A substantially identical agreement has been entered into as of the same date with Roger Tetrault), incorporated by reference to Exhibit 10.21 to Form 10-K filed March 13, 2006.
	10.22	Share Option Agreement with Richard Sim, dated May 2, 2001. (A substantially identical agreement has been entered into as of the same date with Roger Tetrault), incorporated by reference to Exhibit 10.22 to Form 10-K filed March 13, 2006.
	10.23	Share Option Agreement with Richard Sim, dated April 24, 2002. (Substantially identical agreements have been entered into as of the same date with Burton Joyce, Jack Michaels, Roger Tetrault, Gordon Theissen, and Allan Olson), incorporated by reference to Exhibit 10.23 to Form 10-K filed March 13, 2006.
	10.23a	Schedule of 2002 Share Option Agreements with Directors, incorporated by reference to Exhibit 10.23a to Form 10-K filed March 13, 2006.
	10.24	Credit Agreement dated as of December 1, 2006 among IPSCO Inc., The Designated Borrowers Party Hereto, The Guarantor Party Hereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer.
	10.25	U.S. $350,000,000 Bridge Loan Agreement dated as of December 1, 2006 among IPSCO Finance GP, as Borrower, IPSCO Inc. as Parent, The Guarantor Party Hereto, Bank of America, N.A. (Canada Branch), Administrative Agent.
(14)	**Code of Ethics**	
	14.1	IPSCO Code of Business Conduct, incorporated by reference to Exhibit 14.1 to Form 10-K filed March 13, 2006.
	14.2	IPSCO Conflicts of Interest Policy, incorporated by reference to Exhibit 14.2 to Form 10-K filed March 13, 2006.
(21)	**Subsidiaries of the Registrant**	
	21.1	Subsidiaries.
(23)	**Consent of Experts and Counsel**	
	23.1	Consent of Independent Registered Public Accounting Firm.
(24)	**Power of Attorney**	
	24.1	Powers of Attorney.
(31)	**Rule 13(a)-14(a)/15d-14 and Rule 13(a)-14(d)/15d Certifications**	
	31.1	Certification of President and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
	31.2	Certification of Senior Vice President and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	**Section 1350 Certification**	
	32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99)	**Additional Exhibits**	
	99.1	Consolidated Financial Statements.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed (1) by the registrant, and (2) on behalf of the registrant by its principal executive, financial and accounting officers, and its directors.

IPSCO Inc.
(Registrant)

By: **/s/ David Sutherland**
David Sutherland
President and Chief Executive Officer

By: **/s/ Vicki Avril**
Vicki Avril
Senior Vice President and Chief Financial Officer

By: **/s/ Philip Marusarz**
Philip Marusarz
Corporate Controller

***Burton M. Joyce**
Burton M. Joyce
Chairman

***Michael A. Grandin**
Michael A. Grandin
Director

***Juanita H. Hinshaw**
Juanita H. Hinshaw
Director

***Jack Michaels**
Jack Michaels
Director

***Bernard M. Michel**
Bernard M. Michel
Director

***Allan S. Olson**
Allan S. Olson
Director

***Arthur R. Price**
Arthur R. Price
Director

***Richard G. Sim**
Richard G. Sim
Director

David Sutherland
David Sutherland
Director

***Roger E. Tetrault**
Roger E. Tetrault
Director

***Gordon Thiessen**
Gordon Thiessen
Director

***Murray D. Wallace**
Murray D. Wallace
Director

***John B. Zaozirny**
John B. Zaozirny
Director

***By: /s/ Vicki Avril**
Vicki Avril
Attorney-in-fact

Dated: March 1, 2007

IPSCO INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with United States generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 3 to the Consolidated Financial Statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This Committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company's external auditors, who are appointed by the Company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' independent registered public accounting firm have performed an independent audit in accordance with the standards of the Public Company Accounting Oversight Board and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.

/s/ DAVID SUTHERLAND
David Sutherland
President and Chief Executive Officer
February 26, 2007

/s/ VICKI AVRIL
Vicki Avril
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of IPSCO Inc.

We have audited the accompaning consolidated balance sheets of IPSCO Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended.December 31, 2006. Our audits also included the financial schedule liested in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits..

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPSCO Inc. at December 31,2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 3 and 10 to the consolidated financial statements, in 2006 IPSCO Inc. changed its method of accounting for share-based payments and defined benefit pension plans in connection with the required adoption of Statement of Financial Accounting Standards Nos. 123(R) and 158, respectively. As discussed in Note 5 to the consolidated financial statements, in 2004 IPSCO Inc. changed its method of accounting for the costs of major overhauls and repairs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IPSCO Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Chicago, Illinois
February 26, 2007

IPSCO Inc. Consolidated Balance Sheets

As of December 31

(thousands of U.S. dollars)

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 34,377	$ 583,064
Accounts receivable		
Trade, less allowances	437,617	336,902
Other, including current portion of mortgages receivable	12,119	52,041
Inventories (Note 6)	896,477	506,237
Other current assets	28,703	8,615
Income taxes recoverable	30,031	—
Deferred income taxes (Note 7)	40,689	30,227
	1,480,013	1,517,086
LONG-TERM ASSETS		
Capital assets (Note 8)	1,313,517	1,056,186
Mortgages receivable (Note 9)	2,825	11,542
Goodwill and other intangible assets (Note 12)	1,298,144	—
Other long-term assets	37,254	54,205
	2,651,740	1,121,933
TOTAL ASSETS	$4,131,753	$2,639,019
CURRENT LIABILITIES		
Bank indebtedness	$ 45,000	$ —
Accounts payable and accrued charges	260,277	236,171
Accrued payroll and related liabilities	80,664	49,031
Income and other taxes payable	—	41,073
Current portion of long-term debt (Note 11)	33,379	4,114
Other current liabilities	13,266	5,404
	432,586	335,793
LONG-TERM LIABILITIES		
Long-term debt (Note 11)	879,675	313,053
Other long-term liabilities	25,311	12,983
Pension liability (Note 10)	43,328	44,584
Deferred income taxes (Note 7)	491,052	191,973
	1,439,366	562,593
SHAREHOLDERS' EQUITY		
Common shares (Note 14)	414,934	419,272
Contributed surplus	25,031	15,548
Retained earnings (Note 17)	1,875,067	1,341,659
Accumulated other comprehensive loss (Note 18)	(55,231)	(35,846)
	2,259,801	1,740,633
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,131,753	$2,639,019

Commitments and contingencies (Notes 21 & 24)

On behalf of the Board:

/s/ BURTON JOYCE
Burton Joyce, *Director*

/s/ DAVID SUTHERLAND
David Sutherland, *Director*

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Income
Years ended December 31
(thousands of U.S. dollars except per share data)

	2006	2005	2004
Sales	$3,775,603	$3,032,727	$2,531,390
Cost of sales	2,667,452	2,051,491	1,807,339
Gross income	1,108,151	981,236	724,051
Selling, general and administration	111,505	83,334	61,467
Litigation settlement	—	(9,904)	—
Gain on sale of assets held for sale (Note 9)	—	(1,863)	(4,925)
Operating income	996,646	909,669	667,509
Other expenses (income)			
Interest on long-term debt	27,356	35,631	54,405
Interest income	(32,518)	(16,626)	(3,481)
Foreign exchange (gain)/loss	7,454	(9,448)	(2,749)
Other (income) expenses	(637)	144	477
Loss on early extinguishment of debt	—	16,423	—
Income before income taxes and cumulative effect of accounting change	994,991	883,545	618,857
Income taxes (Note 7)	351,877	297,729	178,165
Income before cumulative effect of accounting change	643,114	585,816	440,692
Cumulative effect of accounting change, net of taxes (Note 5)	—	—	14,250
NET INCOME	$ 643,114	$ 585,816	$ 454,942
EARNINGS PER COMMON SHARE (Note 19)			
Income before cumulative effect of accounting change	$ 13.57	$ 12.07	$ 9.12
Cumulative effect of accounting change	—	—	0.30
Earnings per Common Share—Basic	$ 13.57	$ 12.07	$ 9.42
Income before cumulative effect of accounting change	$ 13.43	$ 11.96	$ 8.42
Cumulative effect of accounting change	—	—	0.27
Earnings per Common Share—Diluted	$ 13.43	$ 11.96	$ 8.69
Pro forma amounts assuming the change in accounting had been applied retroactively (Note 5)			
Net income available to common shareholders			$ 440,692
Earnings per Common Share—Basic			$ 9.12
Earnings per Common Share—Diluted			$ 8.42

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Shareholders' Equity

Years Ended December 31

(thousands of U.S. dollars except share data)

	Preferred Shares		Common Shares		Contributed	Retained	Accumulated Other Comprehensive	
	Number	Amount	Number	Amount	Surplus	Earnings	Income (Loss)	Total
Balance as of January 1, 2004	6,000,000	$ 97,671	47,940,907	$394,462	$ 366	$ 439,453	$(22,862)	$ 909,090
Net income	—	—	—	—	—	454,942	—	454,942
Other comprehensive loss	—		—	—	—	—	(2,455)	(2,455)
Comprehensive income								452,487
Dividends on common shares	—	—	—	—	—	(9,536)	—	(9,536)
Issue of common shares	—	—	1,796,273	30,364		—	—	30,364
Stock based compensation	—	—	—	—	1,123			1,123
Redemption of preferred shares	(6,000,000)	(97,671)	—	—	—	—	—	(97,671)
Balance as of December 31, 2004	—	—	49,737,180	424,826	1,489	884,859	(25,317)	1,285,857
Net income	—	—	—	—	—	585,816	—	585,816
Other comprehensive loss	—		—	—	—	—	(10,529)	(10,529)
Comprehensive income								575,287
Dividends on common shares	—	—	—	—	—	(22,781)	—	(22,781)
Issue of common shares	—	—	1,068,539	21,104	—	—	—	21,104
Stock based compensation	—	—	—	—	14,059	—	—	14,059
Repurchase of common shares	—	—	(2,754,100)	(26,658)	—	(106,235)	—	(132,893)
Balance as of December 31, 2005	—	—	48,051,619	419,272	15,548	1,341,659	(35,846)	1,740,633
Net income	—	—	—	—	—	643,114	—	643,114
Other comprehensive income	—	—	—	—	—	—	2,161	2,161
Comprehensive income								645,275
Impact of adopting FAS 158							(21,546)	(21,546)
Dividends on common shares	—	—	—	—	—	(32,581)	—	(32,581)
Issue of common shares	—	—	96,673	5,825	—	—	—	5,825
Stock based compensation	—	—	—	—	9,483	—	—	9,483
Repurchase of common shares	—	—	(934,700)	(10,163)	—	(77,125)	—	(87,288)
Balance as of December 31, 2006	—	$ —	47,213,592	$414,934	$25,031	$1,875,067	$(55,231)	$2,259,801

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Cash Flows

Years Ended December 31

(thousands of U.S. dollars)

	2006	2005	2004
Operating activities			
Net income	$ 643,114	$ 585,816	$ 454,942
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation of capital assets	75,563	80,336	82,526
Amortization of intangible assets	5,173	—	—
Amortization of deferred charges	2,545	1,671	1,291
Stock based compensation	8,553	2,987	1,123
Deferred income taxes	(17,350)	71,808	92,380
Gain on sale of assets held for sale	—	(1,863)	(4,925)
Unrealized foreign exchange gain	—	(18,863)	—
Loss on early extinguishment of debt	—	16,423	—
Changes in operating assets and liabilities			
Trade receivables	(20,030)	(7,924)	(146,191)
Other receivables	29,933	(24,053)	(5,017)
Income taxes recoverable	—	—	36,753
Inventories	(161,946)	(62,116)	(137,446)
Prepaid expenses	(6,732)	(359)	(5,114)
Accounts payable and accrued charges	(38,859)	32,890	21,255
Accrued payroll and related liabilities	(30,717)	22,884	23,506
Change in pension liability	(2,037)	(13,163)	(11,574)
Income and other taxes payable	(57,030)	(42,000)	91,126
Other current liabilities	3,980	(2,552)	(5,791)
Net cash provided by operating activities	434,160	641,922	488,844
Investing activities			
Acquisition of business (Note 4)	(1,428,029)	—	—
Expenditures for capital assets	(101,128)	(66,801)	(29,068)
Proceeds from sale of assets held for sale (Note 9)	—	1,546	4,759
Proceeds from (issuance of) mortgages receivable, net	7,056	3,661	(2,983)
Investment in other long-term assets	(784)	—	(95)
Net cash used for investing activities	(1,522,885)	(61,594)	(27,387)
Financing activities			
Proceeds from issuance of common shares pursuant to share option plan	5,361	21,104	30,364
Tax benefit share option plan	2,941	—	—
Common share dividends	(32,581)	(22,781)	(9,536)
Common share repurchase	(85,500)	(132,893)	—
Advances of bank indebtedness	65,215	—	—
Repayments of bank indebtedness	(20,000)	—	—
Net proceeds from issuance of long-term debt (Note 11)	593,763	—	—
Repayment of long-term debt (Note 11)	(4,114)	(230,473)	(38,107)
Redemption of preferred shares	—	—	(108,996)
Redemption of subordinated notes	—	—	(100,000)
Net cash (used for) provided by financing activities	525,085	(365,043)	(226,275)
Effect of exchange rate changes on cash and cash equivalents	14,953	13,005	(11,767)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(548,687)	228,290	223,415
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	583,064	354,774	131,359
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,377	$ 583,064	$ 354,774

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Notes to Consolidated Financial Statements
For the Years Ended December 31
(thousands of U.S. dollars except share and per share data)

1 Nature of Operations

IPSCO Inc. (the Company) is a producer of steel products. The Company's products are sold primarily in the United States and Canada.

The Company currently employs approximately 4,400 people, of whom approximately 50% are non-unionized personnel and approximately 50% are represented by trade unions. In 2005, the Company renewed the separate collective bargaining agreements with locals of the United Steelworkers (USW) which represent unionized employees in Regina and Calgary for the period August 1, 2006 to July 31, 2011. The separate collective bargaining agreements with locals of the USW which represent unionized employees at NS Group, Inc. facilities expire in April 2009, May 2010 and May 2011. These employees account for approximately 85% of the Company's unionized employees.

In 2006, 2005 and 2004, no individual customer accounted for 10% or more of sales. At December 31, 2006 and 2005, no customer represented 10% or more of the accounts receivable balance.

2 Change in Reporting Generally Accepted Accounting Principles

IPSCO had historically prepared and filed its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) with a reconciliation to United States (U.S.) GAAP. In 2005, the Company adopted U.S. GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements were restated in accordance with U.S. GAAP. Note 23—Differences between United States and Canadian Generally Accepted Accounting Principles provides an explanation and reconciliation of differences between U.S. and Canadian GAAP.

The Company adopted U.S. GAAP to comply with Securities and Exchange Commission requirements, enhance its communication with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within IPSCO.

3 Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with U.S. GAAP, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

REPORTING CURRENCY

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The change in the foreign currency translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated on consolidation.

CASH EQUIVALENTS

Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

INVENTORIES

Inventories are valued at the lower of average cost and net realizable value.

INCOME TAXES

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CAPITAL ASSETS

Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt. Repair and maintenance costs are expensed as incurred.

Amortization is provided on the straight-line basis at the following annual rates:

Buildings	4%
Machinery and Equipment	5% to 33%

Effective January 1, 2004, the Company changed its estimate of the useful life of certain major machinery and equipment from 25 to 20 years. This change was applied prospectively, and resulted in an increase to 2004 depreciation expense of $15,144 ($0.21 per basic share and $0.19 per diluted share).

Depreciation is provided on all assets acquired as they are placed into production.

DEFERRED FINANCING COSTS

Financing costs relating to long-term debt are deferred and amortized into interest expense over the term of the related debt.

PENSION EXPENSE AND FUNDED STATUS

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Plan assets are valued at fair value for the purpose of determining the expected return on plan assets. Adjustments for plan amendments are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. Actuarial gains and losses arise from changes in assumptions and differences between assumptions and the actual experience of the pension plans. The excess of accumulated actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is also charged to operations over the expected average service life of the employee group. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

GOODWILL

Goodwill represents the excess of acquisition costs over the fair value of the net assets acquired in business combinations. Goodwill will be tested for impairment at least annually by the Company in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). The Company is in the process of finalizing the reporting units and the allocation of goodwill to these units relating to its acquisition of NS Group, Inc. on December 1, 2006. Impairment, if any, is measured based on the estimated fair value of the reporting unit. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The Company will test goodwill for impairment in the fourth quarter of each year unless circumstances indicate an impairment may exist during an intervening period.

OTHER INTANGIBLE ASSETS

The Company accounts for other intangible assets, which includes trade names and trademarks, proprietary technology, customer relationships, and non-compete agreements in accordance with SFAS 142. Definite life intangible assets are amortized on a straight-line basis over the length of the contract or benefit period, which generally ranges from three to fifteen years. Impairment, if any, is determined based upon management reviews whereby, estimated undiscounted future cash flows associated with these assets or operations are compared with their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and accounts receivable

The carrying value of cash and cash equivalents and accounts receivable approximates fair value.

Mortgages receivable

The fair value of mortgages receivable has been estimated based on current rates for similar instruments with similar maturities. At December 31, 2006, the estimated fair value of mortgages receivable is $4,939 (2005—$19,876, 2004—$16,986).

Long-term debt

The fair value of the Company's long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities and debt ratings has been used to approximate fair value. See Note 11 for fair values.

Natural gas hedge

The Company utilizes fixed price physical delivery contracts and swap contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain swap contracts matched against variable price forecasted natural gas purchases through October 31, 2009. The instruments will reduce or increase costs as the underlying physical transaction occurs. As of December 31, 2006, the fair value of the contracts recognized on the balance sheet was a loss of $4,602, and gains of $11,841 and $1,546, in 2005 and 2004 respectively.

STOCK BASED COMPENSATION

The Company has a deferred share unit plan as described in Note 15. Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company's common shares and the resulting adjustment recorded in income.

REVENUE RECOGNITION

Sales and related costs are recognized upon transfer of ownership which coincides with shipment of products to customers, where standard shipping terms are FOB shipping point, or based upon specific terms included in customer contracts. Products are shipped without right of return. Returns are accepted in limited circumstances, which historically, have been insignificant. Sales are recognized when collectibility is reasonably assured.

FREIGHT COSTS

Amounts billed to customers in a sales transaction related to shipping and handling are recorded as revenue. The Company reflects freight costs associated with shipping its products to customers as a component of cost of goods sold.

CREDIT RISK

Credit is extended by the Company based upon an evaluation of the customer's financial position, and generally, advance payment is not required. The Company provides for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on a review by management of the current status of receivables, as well as historical collection experience.

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company enters into hedging transactions in order to manage its exposure to changes in energy commodity prices and the relationship between the Canadian and U.S. dollars. For these cash flow hedge transactions, the Company records the fair value of the derivatives on the Consolidated Balance Sheet. The derivative transactions are evaluated as effective or ineffective at inception and quarterly thereafter based on various factors including the creditworthiness of the counterparty and expectation of achieving forecast activity. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to income in the period in which earnings are impacted by the hedged items. Any ineffectiveness is recorded in income as identified in the same financial statement line item as the underlying. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge. Assuming market prices remain constant with the prices at December 31, 2006 and 2005, $2,589 of the $4,602 loss and $4,630 of the $7,495 gain, respectively included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

RECENT ACCOUNTING STANDARDS

The impact on the Company of accounting standards adopted in 2006 and accounting standards which have not been adopted due to delayed effective dates follow:

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R)* ("Statement 158"). Statement 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial positions, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. The effect of adopting Statement 158 on the Company's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. Statement 158 did not have an effect on the Company's consolidated financial condition at December 31, 2005 or 2004. Statement 158's provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company already uses a measurement date of December 31 for its pension plans. See Note 10 for further discussion of the effect of adopting Statement 158 on the Company's consolidated financial statements.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised, Share-Based Payment (SFAS 123(R)) using the modified prospective approach. Prior to adoption of SFAS 123(R), the Company accounted for share-based awards in accordance with FASB Statement No. 123, *Accounting for Stock-Based Compensation*. Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized in the first quarter 2006 included compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with provisions of SFAS 123(R). The impact of adopting SFAS 123(R) was not material to the financial statements of the Company.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. However, the Company does not expect that the adoption of FIN 48 will have a significant impact, if any, on the Company's financial position and results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

RECLASSIFICATION

Certain of the prior year amounts have been reclassified to conform with the presentation adopted for the current year.

4 Acquisition of Business

On December 1, 2006, the Company acquired 100% of the common shares of NS Group, Inc. a manufacturer of seamless and welded oilfield tubular goods, for $66 per share in cash. The total value of the transaction including acquisition costs, and net of cash acquired of approximately $66,000, was $1,428,029. NS Group is now a wholly-owned subsidiary and the results of NS Group's operations have been included in the consolidated financial statements since the December 1, 2006 acquisition date.

The acquisition was funded through a combination of cash on hand and financing obtained under a $1.1 billion syndicated credit facility. An investment banker was retained to provide both advisory services in structuring the acquisition and interim financing for which they were paid $1,575 which has been accounted for as debt issue costs.

The Company paid a premium over the fair value of the net tangible and identified intangible assets acquired (goodwill) for a number of reasons, including the following:

Strategic Fit

The acquisition of the NS Group is in line with the Company's strategy to expand value added product offerings as NS Group is a major U.S. supplier of a diverse range of energy tubular products. Its product offering includes seamless tubular products, alloy energy tubulars, premium tubular connections and oil field accessories.

With the acquisition, the Company adds seamless energy tubular products and additional capacity for connections and oil field accessories to its product offerings. The Company believes that both product offerings present significant opportunities for growth given the underlying strength in the oil and gas industry fundamentals.

Consistent with IPSCO's long-term strategies, the acquisition will immediately provide value added energy products and services, expanded presence in the U.S. energy tubular market, and enhanced opportunities for IPSCO's steel short strategy as NS Group does not have internal steel production capability for its welded tubular products.

Synergies

The expanded geographic footprint of the combined company will allow better optimization of production and freight considerations.

Corporate redundancies will be eliminated.

Best practices of both organizations will be combined by leveraging the expertise of two highly skilled workforces.

Combined heat treating capabilities will allow reduction of costs.

The application of purchase accounting under FAS 141, *Business Combinations*, requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with the amount exceeding the fair values recorded as goodwill. The allocation process requires an analysis of acquired inventory, capital assets, contracts, customer lists and relationships, patents, legal contingencies and brand value to identify and record the fair value of all assets acquired and liabilities assumed.

In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: the current market price less estimated cost to sell for inventories; future expected discounted cash flows for customer relationships, trade names and trade marks; current replacement cost for similar capacity and obsolescence for capital assets; comparable market rates for contractual obligations; and, appropriate discount and growth rates.

Under the purchase method of accounting, the assets and liabilities of NS Group have been recorded at their respective fair values as of the acquisition date. We have obtained preliminary third-party valuations of inventories, capital assets and intangible assets. Because of the proximity of this transaction to year end, the valuations are preliminary and are subject to adjustments as additional information is obtained. Changes to the valuation of the tangible and identifiable intangible assets, to be completed within one year of the acquisition, may result in adjustment to goodwill.

The Company has not identified any material unrecorded pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount can be reasonably estimated. Prior to finalization of the purchase price allocation, if information becomes available which would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the final purchase price allocation and may adjust goodwill.

The following table summarizes the preliminary estimated fair values of the NS Group assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

Assets acquired	
Current assets	$ 335,383
Capital assets	241,923
Other long-term assets	2,285
Intangible assets	
Trade name and trademarks	24,600
Proprietary technology	10,587
Customer relationships	652,127
Non-compete agreements	17,693
Goodwill	598,310
Total assets acquired	1,882,908
Liabilities assumed	
Current liabilities	133,032
Long-term liabilities	10,778
Deferred income taxes	311,069
	454,879
	$1,428,029

Based on the preliminary purchase price allocation, goodwill of $598,310 has been allocated to the legal entities acquired. The value assigned to goodwill includes the value of NS Group's assembled workforce, which is not separately classified under FAS 141. The purchased intangibles and goodwill are not deductible for tax purposes; however, purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to inventories and intangible assets that will be recognized as a tax benefit on future Consolidated Statements of Income as the related assets are amortized.

$8,100 of the trade name and trademarks have an indefinite life, and accordingly, are not subject to amortization. Amortizable trade name and trademarks, proprietary technology and non-compete agreements are being amortized over their weighted average estimated life of 6.5 years. The customer relationships intangible asset is being amortized on a straight-line basis over a weighted period of 14.6 years. Amortization expense related to the intangible asset fair value increment amounted to $5,173 for 2006.

NS Group maintained change-in-control agreements with its employees that provided for acceleration of vesting provisions for stock-based compensation arrangements and enhanced severance and benefit entitlements on a change of control. Included in the assets acquired and liabilities assumed are accruals of approximately $5,200 which were paid out in December 2006.

The following unaudited pro forma consolidated results of operations assume the acquisition of NS Group was completed as of January 1 for each of the fiscal years shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future.

	2006	2005
Sales	$4,474,941	$3,633,622
Net income	$ 623,440	$ 601,148
Earning per common share		
Basic	$ 13.16	$ 12.38
Diluted	$ 13.02	$ 12.27

The unaudited pro forma information presented above reflects the results of operations for 2005 and 2006 as though the acquisition had been completed at the beginning of each year. The fair value adjustment to inventory ($23,600, net of tax) has been recorded as a reduction of net income in each year. In addition, costs of a non-recurring nature relating to the acquisition and change-in-control agreements ($23,400, net of tax) have reduced 2006 net income.

5 Accounting Change

Effective April 1, 2004, the Company changed its method of accounting for the costs of major overhauls and repairs. Under the new method, the cost of major overhauls and repairs which are not capitalized are expensed as incurred. Previously, the non-capital estimated cost of such overhauls and repairs was accrued on a straight-line basis between the major overhauls and repairs with actual costs charged to the accrual as incurred. The Company believes the new method more appropriately recognizes such costs in the period incurred.

The impact of the accounting change was applied with the cumulative effect recorded through income on the date of adoption of the change. The impact of the change on the financial statements as of April 1, 2004 is as follows:

	Increase (decrease)
Income taxes recoverable	$ (3,699)
Deferred income taxes—current asset	(5,212)
Accounts payable and accrued charges	(25,056)
Deferred income taxes—long-term liability	1,221
Cumulative translation adjustment	674
Net income	14,250

6 Inventories

	2006	2005
Finished goods	$340,816	$148,650
Work-in-process	344,330	190,860
Raw materials	103,544	99,706
Supplies	107,787	67,021
	$896,477	$506,237

7 Income Taxes

a) The components of income before income taxes are summarized below:

	2006	2005	2004
Canada	$246,027	$383,236	$281,944
United States	748,964	500,309	336,913
	$994,991	$883,545	$618,857

An internal reorganization of certain of the consolidated entities completed in 2005 has resulted in a shift of income before income taxes from Canada to the United States in 2006.

b) The provision (benefit) for income taxes is summarized as follows:

	2006	2005	2004
Current			
Canada	$ 77,704	$109,988	$ 85,786
U.S. Federal	262,137	109,817	6,019
U.S. State	29,387	6,116	413
	369,228	225,921	92,218
Deferred			
Canada	(8,777)	5,149	6,526
U.S. Federal	(6,142)	62,381	71,717
U.S. State	(2,432)	4,278	7,704
	(17,351)	71,808	85,947
	$351,877	$297,729	$178,165

c) The corporate income tax rate is determined using the Canadian federal and provincial tax rates applicable to the parent company. Income tax expense differs from the amount computed by applying the corporate income tax rates to income before income taxes. The reasons for this difference are as follows:

	2006	2005	2004
Corporate income tax rate	32.9%	34.2%	34.9%
Provision for income taxes based on corporate income tax rate	$327,054	$302,172	$216,043
Increase (decrease) in taxes resulting from			
Income taxed at different provincial rates	428	(3,784)	(5,141)
Canadian large corporation tax	—	192	2,576
Research and development credit	(4,238)	—	—
Income taxed at different rates in the United States	15,995	3,464	304
U.S. state income tax	26,955	10,393	8,116
U.S. manufacturing deduction	(8,385)	—	—
U.S. extra-territorial income exclusion	(3,255)	(6,858)	—
Recognition of capital gains/(losses)	2,840	(39,768)	—
Change in valuation allowance on capital losses	(7,237)	39,768	—
Change in valuation allowance on operating losses	—	—	(43,694)
Impact of income tax rate changes	2,515	—	—
Other	(795)	(7,850)	(39)
	$351,877	$297,729	$178,165

Cash tax payments of $426,095, $271,700, and $22,527 were made for the years ended December 31, 2006, December 31, 2005, and December 31, 2004 respectively.

d) Deferred income taxes are comprised of the following:

	2006	2005
Deferred tax assets		
Accounting provisions not currently deductible for tax purposes	$ 46,579	$ 26,731
Costs capitalized to inventory for tax purposes	3,419	3,496
Capital loss carry-forwards	36,928	39,768
Pension expense in excess of contributions	14,769	6,444
Other	570	3,230
Gross deferred tax assets	102,265	79,669
Valuation allowance on capital loss carry-forward	(32,531)	(39,768)
Total net deferred tax assets	69,734	39,901
Deferred tax liabilities		
Tax depreciation in excess of accounting depreciation	201,319	190,569
Basis difference relating to the acquisition of NS Group	311,503	—
Foreign exchange gains on debt	4,397	6,478
Other	2,878	4,600
Total deferred tax liabilities	520,097	201,647
Net deferred tax liability	$450,363	$161,746

The net deferred tax liability is comprised of the following components:

Short-term deferred tax asset	$ 40,689	$ 30,227
Long-term deferred tax liability	491,052	191,973
Net deferred tax liability	$450,363	$161,746

e) During 2006, repayment of intercompany debt resulted in a Canadian subsidiary realizing a capital gain. The resulting gain decreased the capital loss carryforward. In addition, the Company determined that at December 31, 2006, it would be able to realize an additional $4,397 of the capital loss in the future and reduced the valuation allowance recorded against the capital loss by this amount.

Undistributed earnings of certain consolidated U.S. subsidiaries at December 31, 2006 amounted to $834,008. No provision for deferred income taxes has been made for these earnings because the Company intends to permanently reinvest such earnings in those operations. If such earnings were not permanently reinvested, a deferred tax liability of $41,700 would have been recorded.

8 Capital Assets

	2006			2005		
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land and land improvements	$ 79,683	$ 19	$ 79,664	$ 57,458	$ —	$ 57,458
Buildings	198,486	63,967	134,519	167,152	62,267	104,885
Machinery and equipment	1,572,553	564,042	1,008,511	1,359,063	533,854	825,209
Construction in progress	82,680	—	82,680	64,211	—	64,211
	1,933,402	628,028	1,305,374	1,647,884	596,121	1,051,763
Assets held for sale	8,143	—	8,143	4,423	—	4,423
	$1,941,545	$628,028	$1,313,517	$1,652,307	$596,121	$1,056,186

During 2006 and 2005, $3,145 and $1,098 of interest costs were capitalized. No interest was capitalized in 2004.

Included in machinery and equipment are assets under capital lease with cost and accumulated depreciation of $146,432 and $56,960 (2005 - $146,432 and $48,065, respectively). Amortization of assets under capital lease is included in depreciation expense.

Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at the lower of carrying value and management's best estimate of fair value less cost to sell. The Company's valuation includes significant estimates concerning the cost to complete voluntary environmental remediation activities prior to the sale, as well as the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company's estimates of fair value less cost to sell could be impacted by the prevailing economic conditions and the Company's ability to obtain necessary zoning and other approvals. See Note 9 for discussion of asset sales.

9 Mortgages Receivable and Sales of Assets Held for Sale

During the years 2005 and 2004, the Company sold certain of its assets held for sale for cash of $1,546 and $4,759 and mortgages of $3,599 and $nil, respectively. The transactions resulted in gains of $1,863 in 2005 and $4,925 in 2004. The mortgages bear interest at rates from 5.75% to 6.50%.

Minimum principal payments from mortgages receivable due in each of the next two years are as follows:

2007	$ 901
2008	2,825
	3,726
Current portion, included in other accounts receivable	901
	$2,825

10 Pension Plans

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 required the Company to recognize the funded status (i.e., the difference between the fair value of the plan assets and the projected benefit obligations) of its pension plans in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, remaining from the initial adoption of Statement 87, all of which were previously netted against the plan's funded status in the Company's statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized in net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income on adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 on the Company's statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Company's consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company's operating results in future periods. Had the Company not been required to adopt Statement 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of Statement 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled "Prior to Adopting Statement 158."

	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006
Intangible asset (pension)	$23,405	$(23,405)	$ —
Accrued pension liability	33,400	9,928	43,328
Deferred income taxes	14,810	11,787	26,597
Accumulated other comprehensive loss	27,074	21,546	48,620

Included in accumulated other comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $21,892 ($14,151 net of tax) and unrecognized actuarial losses of $53,325 ($34,469 net of tax). The prior service cost and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2007 is $2,635 ($1,704 net of tax) and $2,630 ($1,700 net of tax), respectively.

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The Company's bargaining unit employees at its seamless operations in Pennsylvania are participants in the Steelworkers Pension Trust (SPT), a multi-employer pension plan. The Company does not administer this plan and contributions are determined in accordance with provisions of negotiated labor contracts. Based upon current available information, the Company would not have a withdrawal liability if it withdrew from the SPT. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company's matching contributions to 3% to 5% of each participating employee's annual earnings, subject to IRS limits. The Company's benefit plans do not provide for post-retirement health care benefits. During 2005, amendments were made to increase benefits payable under plans for employees of one of the Company's Canadian unions and for senior executives.

The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Periodically, the Company may fund additional amounts depending on cash availability and in comparison to alternate uses for the cash. For plans representing 80% of the benefit obligation, the most recent actuarial valuations for funding purposes were carried out as of December 31, 2004. The remaining 4 plans have an actuarial valuation for funding purposes completed as of December 31, 2005. In addition to funding required by legislation, the Company pays benefits as they come due for unfunded defined benefit plan obligations.

The ratio of plan assets to benefit obligations for the Company's defined benefit pension plans as of December 31 is as follows:

	2006	2005
Registered plans	93.9%	85.3%
Non-registered plans	1.3%	1.1%
Total	83.6%	77.0%

The actual and target distribution of pension plan assets by market value as of December 31, 2006 follows. The investment strategy for plan assets is to maximize returns with consideration to the long-term nature of benefit obligations, while reducing volatility through investment in fixed income securities. Investment performance is evaluated relative to a portfolio invested in line with the target asset allocation and returns based on an appropriate index for each asset class. There is no investment made in securities of the Company.

	Actual	Target
Canadian and U.S. equities	57%	55%
Canadian fixed income	37%	43%
Other	6%	2%
Total	100%	100%

Net pension expense attributable to the Company's pension plans for the years ended December 31 includes the following components:

	2006	2005	2004
Defined benefit plans			
Service cost for benefits earned	$ 8,438	$ 5,811	$ 4,850
Interest cost on benefit obligations	12,852	11,042	9,849
Actual return on plan assets	(23,026)	(19,687)	(11,927)
Plan amendments	3,230	12,212	—
Actuarial losses	384	28,086	8,693
Costs arising in the year	1,878	37,464	11,465
Differences between costs arising and costs recognized			
Return on plan assets	10,001	9,220	3,701
Actuarial gains and losses	(705)	(25,691)	(6,250)
Plan amendments	3,410	(11,221)	923
Costs recognized in the year	14,584	9,772	9,839
Defined contribution plans	5,312	4,349	3,888
Net pension expense	$19,896	$14,121	$13,727

The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the Company's statement of financial position at December 31:

	2006	2005
Benefit obligation at beginning of year	$250,958	$194,331
Service cost for benefits earned	8,706	6,015
Interest cost on benefit obligation	12,852	11,042
Plan amendments	3,230	12,212
Actuarial losses	384	28,086
Benefit payments	(11,543)	(9,248)
Currency translation	(882)	8,520
Benefit obligation at end of year	263,705	250,958
Fair value of plan assets at beginning of year	193,154	153,489
Actual return on plan assets	23,026	19,687
Employer contributions	16,582	22,424
Plan participants contributions	317	277
Benefit payments	(11,543)	(9,248)
Currency translation	(1,159)	6,525
Fair value of plan assets at end of year	220,377	193,154
Funded status at end of year	(43,328)	(57,804)
Unamortized actuarial gains and losses	—	66,513
Unamortized past service costs	—	21,249
Net amount recognized	$ (43,328)	$ 29,958
Amounts recognized in the consolidated balance sheets consist of:		
Accrued benefit—long-term liability	$ (43,328)	$ (44,584)
Prepaid benefit cost	—	1,647
Intangible asset	—	21,249
Accumulated other comprehensive loss	—	51,646
Net amount recognized	$ (43,328)	$ 29,958

	2006	2005
The total accumulated benefit obligation of the Company's pension plans is:	$253,101	$237,656

Amounts applicable to the Company's pension plans with an accumulated benefit obligation in excess of plan assets are:

	2006	2005
Accumulated benefit obligation	$242,458	$227,950
Market value of plan assets	$209,058	$183,366

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations as of December 31, 2006 and 2005 follow. To develop the expected long-term rate of return on plan assets assumption, the Company considered the historical returns and the future expectation for returns for each asset class, as well as the target asset allocation of the pension portfolio. Variances between such estimates and actual experience, which may be material, are amortized over the employees average remaining service life.

	2006	2005
Pension expense for the year ended December 31:		
Weighted average discount rate	5.0%	5.8%
Expected long-term rate of return on plan assets	6.5%	6.8%
Weighted average rate of compensation increase	3.5%	3.5%

	2006	2005
Benefit obligation as of December 31:		
Weighted average discount rate	5.2%	5.0%
Weighted average rate of compensation increase	3.5%	3.5%

Total cash payments for pension benefits for 2006, consisting of cash contributed by the Company to its defined benefit and defined contribution plans was $21,894 (2005 - $26,773, 2004 - $25,501). Based on the most recent actuarial valuations for funding purposes, the total estimated Company contributions to the defined benefit pension plans for 2007 are $15,429.

Benefits expected to be paid over the next ten fiscal years are as follows:

2007	$11,153
2008	11,691
2009	12,408
2010	13,422
2011	14,439
2012 - 2016	81,043

11 Debt

a) Long-term debt

		Carrying Value		Fair Value	
		2006	2005	2006	2005
6.12%	Unsecured bridge loan agreement, maturing and payable on November 30, 2007. Advances under the loan agreement bear interest at LIBOR plus a margin, for all in rate of 6.12% at December 31, 2006(i)	$350,000	$ —	$350,000	$ —
6.00%	Unsecured loan, maturing and payable June 1, 2007. The Company has the option at maturity to extend the term of the loan to no later than June 1, 2027 at an interest rate to be negotiated	14,715	14,715	14,744	14,538
8.11%	Unsecured financing, maturing and payable November 1, 2009. The Company has the option at maturity to extend the term of the loan to no later than November 1, 2029 at an interest rate to be negotiated	28,000	28,000	29,386	28,913
6.875%	Unsecured financing, maturing and payable May 1, 2010. The Company has the option at maturity to extend the term of the loan to no later than May 1, 2030 at an interest rate to be negotiated	10,000	10,000	10,206	9,872
6.11%	Unsecured term loan agreement, maturing and payable on December 2, 2011. Quarterly principal payments of $3,125 are required beginning March 31, 2007. Advances under the loan agreement bear interest at LIBOR plus a margin, for all in rate of 6.11% at December 31, 2006(i)	250,000	—	250,000	—
8.75%	Unsecured notes, maturing and payable June 1, 2013. The Company has the option to redeem the notes after June 1, 2008 for a premium declining ratably to par at June 1, 2011	143,855	143,855	154,914	158,240
	Financing lease(ii)	116,484	120,597	97,537	103,060
		913,054	317,167	$906,787	314,623
Less current portion of long-term debt		(33,379)	(4,114)		
		$879,675	$313,053		

Fair value of debt has been estimated on the basis described in Note 3.

(i) In 2006, the Company entered into a five year $250,000 term loan which bears interest at LIBOR plus a margin dependent on the Company's credit rating. The Company also entered into a 364-day $350,000 bridge loan agreement. The bridge loan has been classified as long-term as the Company could refinance the loan by drawing under the unsecured revolving credit facility which matures in December 2011. The Company incurred $6,237 in debt issue costs related to the financings for net proceeds of $593,763.

(ii) In October 2000, the Company completed the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The implicit interest rate in the lease is 7.28%, with variable amount semi-annual payments required in January and July each year. The Company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the 15-year lease term for the fair market value of the equipment, subject to a residual guarantee of $37,500 which has been included in the minimum lease payment requirements shown below.

Anticipated minimum lease payment requirements on the financing lease are as follows:

2007	$ 14,378
2008	15,531
2009	15,532
2010	15,531
2011	15,531
2012 - 2015	92,225
	168,728
Less amount representing interest:	52,244
	$116,484

Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

2007	$ 27,215
2008	12,500
2009	40,500
2010	22,500
2011	200,000
	302,715
2012 - 2017	493,855
	$796,570

b) Bank lines of credit

In 2006 the Company entered into a new five year unsecured revolving credit facility maturing in December 2011 that provides for up to $500 million in revolving loans. Up to the equivalent of $200,000 of the new facility is available for Canadian or U.S. dollar loans under a sub-limit for Canadian Borrowers. The new credit facility may be increased by up to $500 million at the election of the Company in accordance with the terms set forth in the credit agreement.

At December 31, 2006, borrowings totaling U.S. $45,000 were outstanding and letters of credit of CDN $19,281 and US $13,668 have been issued against the credit facility. The revolving credit facility bears interest at spreads over the U.S. base rate and U.S. dollar LIBOR with separate terms for the U.S. $200,000 Canadian sub-limit which has spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR. Spreads are referenced to a grid-based interest pricing based upon the credit rating of the Company's senior unsecured long-term debt. The credit facility includes customary financial and other covenants, including a limit on the ratio of debt to total capital of 60%, a limit on the Company's ability to pledge Company assets, and a limit on consolidations, mergers and sales of assets.

In connection with entering the new credit facility on December 1, 2006, the Company terminated a $150 million multi-currency revolver that was scheduled to mature on November 19, 2007. There were no borrowings under the terminated revolver other than letters of credit outstanding of CDN $11,580 and U.S. $3,775.

c) Covenants

At December 31, 2006, the Company was in compliance with all financial and other covenants under our debt arrangements.

d) The 8.75% unsecured notes were issued by IPSCO Inc. (the parent). The notes are guaranteed by all subsidiaries on a full and unconditional and joint and several basis. All subsidiaries are 100% owned and the parent Company has no independent assets or operations. There are no restrictions on the ability of the parent to obtain funds from its subsidiary guarantors.

12 Goodwill and Other Intangible Assets

The gross carrying amount and accumulated amortization of goodwill and other intangible assets are as follows:

	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization
Unamortized intangible asset:			
Goodwill	Not amortized	$598,310	$ —
Trade name and trademarks	Not amortized	8,100	—
Total unamortized intangible assets		$606,410	$ —
Amortized intangible assets			
Trade name and trademarks	4.7	$ 16,500	$ 300
Proprietary technology	15.0	10,587	228
Customer relationships	14.6	652,127	4,143
Non-compete agreements	3.1	17,693	502
Total amortized intangible assets	14.0	$696,907	$5,173

The goodwill and intangible assets result primarily from the NS Group, Inc acquisition, described in Note 4. Amortization expense related to intangible assets for 2006 was $5,173. The estimated aggregate amortization expense for intangible assets for each of the five succeeding fiscal years is as follows:

2007	$55,476
2008	55,476
2009	54,881
2010	49,080
2011	48,878

13 Preferred Shares

The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

The Company issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

As provided for under the terms of the Series 1 Preferred Shares, the shares were fully redeemed by the Company on May 15, 2004 for a total of $110,494, representing CDN $25.00 per share plus accrued dividends of $1,498.

14 Common Shares

a) Authorized

The Company is authorized to issue unlimited common shares.

b) Normal Course Issuer Bid

In May 2006, the Company filed a normal course issuer bid which entitles the Company to acquire up to 4.7 million of its common shares between May 9, 2006 and May 8, 2007. All purchases were made on the open market at the market price at the time of the purchase. All shares purchased under the bid were cancelled. During 2006, 934,700 common shares were purchased for $85,500.

In March 2005, the Company filed a normal course issuer bid which entitled the Company to repurchase approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All share repurchases were made on the open market at the market price at the time of the purchase. All shares purchased under the bid were cancelled. During 2005, 2,754,100 common shares were repurchased for $132,893.

15 Stock Based Compensation

a) Share Option Plan

The Company has a Share Option Plan under which common shares are reserved for directors, officers and employees. Under the terms of the plan, reserved common shares may be granted as options, performance units or restricted shares.

Following is the continuity of common shares reserved for future grants under the Share Option Plan:

	2006	2005	2004
Balance at beginning of year	728,539	275,819	372,696
Common shares reserved	—	600,000	—
Grants	(130,016)	(148,530)	(169,777)
Cancellations	625	1,250	72,900
Balance at end of year	599,148	728,539	275,819

If all outstanding performance units with variable performance criteria vest at the maximum performance level, a grant of an additional 127,844 common shares would be required to satisfy the commitment, reducing the shares available for future grants to 471,304.

b) Compensation Expense

For performance units and restricted stock, the grant date fair value is the price of common shares on the date of grant. The Company records compensation expense on a straight line basis over the vesting period based on the number of common shares believed probable of issuance on ultimate vesting.

In 2006, total compensation expense recognized related to the Company's Share Option Plan was $16,960 (2005—$5,575, 2004—$1,123).

During 2006 and 2005, contributed surplus was increased by the tax benefit resulting from option exercises of $2,941 and $11,071.

c) Share options

The options, which are exercisable within ten years, are granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vested over one to three years. Outstanding options at December 31, 2006 expire between 2007 and 2013.

Following is the continuity of granted options outstanding with the weighted average exercise price in Canadian dollars:

	2006		2005		2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	175,025	$23.50	1,205,065	$24.90	2,973,251	$23.31
Options exercised	(48,900)	25.26	(1,030,040)	25.14	(1,711,686)	22.17
Options cancelled	—	—	—	—	(56,500)	23.65
Balance at end of year	126,125	22.82	175,025	23.50	1,205,065	24.90

Following is the range of exercise prices in Canadian dollars and contractual life of outstanding and exercisable options under the plan as of December 31, 2006:

	Number	Weighted Average Exercise Price	Weighted Average Contractual Life
Balance of options outstanding at year end within the following ranges:			
$10.00 to $19.99	54,500	$16.96	4.3
$20.00 to $29.99	43,125	23.07	5.4
$30.00 to $40.00	28,500	33.63	2.1
	126,125	22.82	4.2

Intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of the outstanding and exercisable options at December 31, 2006 is CDN $10,943. The total intrinsic value of options exercised during the years ended 2006, 2005 and 2004 was CDN $4,179, $39,818 and $27,093, respectively.

d) Performance units

The performance units, which require no payment by the holder, vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Upon vesting, 148,719 of the performance units will be converted to one common share. Depending on the level of achievement of the performance objectives, the remaining 127,844 performance units will convert to common shares at a percentage ranging from 0% to 200%. Holders of vested performance units are entitled to payment of an amount equal to dividends declared during the vesting period.

Following is the continuity of granted performance units outstanding:

	2006		2005		2004	
	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value
Balance at beginning of year	242,766	$ 42.42	133,985	$21.79	65,195	$13.38
Performance units granted	99,217	105.53	110,031	67.43	69,190	29.66
Performance units vested	(64,795)	13.38	—	—	—	—
Performance units cancelled	(625)	68.50	(1,250)	32.57	(400)	13.38
Balance at end of year	276,563	71.80	242,766	42.42	133,985	21.79

The total fair value of the performance units which vested during 2006 was $6,217.

e) Restricted shares

Under the Company's Share Option Plan, the Company has granted restricted shares to officers of the Company. The shares vest at the end of three years based on continued employment and achievement of certain Company performance objectives. During the vesting period the holders of the restricted shares are entitled to all the rights of a common shareholder including dividends and voting. The rights of the holders to dispose of the shares are restricted until the shares are vested.

Following is the continuity of restricted shares outstanding:

	2006		2005		2004	
	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value	Number	Weighted Average Grant Date Fair-Value
Balance at beginning of year	210,003	$ 30.70	175,904	$22.21	91,317	$13.78
Granted	30,799	104.47	38,499	68.50	100,587	29.47
Vested	(76,918)	13.38	(4,400)	21.70	—	—
Cancelled	—	—	—	—	(16,000)	19.80
Balance at end of year	163,884	52.70	210,003	30.70	175,904	22.21

The total fair value of the restricted shares which vested during 2006 was $6,584.

f) Unrecognized compensation cost related to share-based payments at December 31, 2006 was $21,762, which is expected to be recognized over the weighted-average vesting period of 2.1 years.

16 Deferred Share Unit Plan

The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, the director may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in other long-term liabilities.

Following is the continuity of deferred share units outstanding:

	2006		2005		2004	
	Number	Amount	Number	Amount	Number	Amount
Balance at beginning of year	116,550	$ 9,692	105,400	$5,025	87,267	$1,618
Granted	6,728	643	11,150	654	18,133	488
Revaluation	—	1,257	—	4,013	—	2,919
Balance at end of year	123,278	$11,592	116,550	$9,692	105,400	$5,025

17 Dividends

Under the terms of the $1.1 billion financing entered into on December 1, 2006 ($500 million revolving credit facility, $250 million term loan facility, $350 million bridge loan facility), certain payments, including dividends on common shares, are subject to limitations. At December 31, 2006, future restricted payments are limited to $500,000.

Dividends on common shares totaled $32,581 (CDN $0.78 per share), $22,781 (CDN $0.56 per share) and $9,536 (CDN $0.25 per share) in 2006, 2005 and 2004, respectively.

18 Accumulated Other Comprehensive Income (Loss)

	Foreign Currency Translation Adjustment	Accrued Pension Liability Adjustment	Unrealized Gain on Foreign Currency Derivatives	Unrealized Gain (Loss) on Natural Gas Derivatives	Accumulated Other Comprehensive Loss
Balance December 31, 2003	$ 1,516	$(24,114)	$ 90	$ (354)	$(22,862)
Other comprehensive income (loss)	(9,420)	5,625	(90)	1,430	(2,455)
Balance December 31, 2004	(7,904)	(18,489)	—	1,076	(25,317)
Other comprehensive income (loss)	(1,454)	(15,494)	—	6,419	(10,529)
Balance December 31, 2005	(9,358)	(33,983)	—	7,495	(35,846)
Other comprehensive income (loss)	5,717	6,909	—	(10,465)	2,161
Impact of adopting FAS 158	—	(21,546)	—	—	(21,546)
Balance December 31, 2006	$(3,641)	$(48,620)	$ —	$ (2,970)	$(55,231)

The accrued pension liability adjustment is shown net of income tax benefit (expense) of $8,934, $4,218, and ($2,457) for 2006, 2005, and 2004 respectively. The unrealized gain on foreign currency derivatives is shown net of income tax expense of ($90). The unrealized gain (loss) on natural gas derivatives is shown net of income tax benefit (expense) of $5,978, ($3,876), and ($669) for 2006, 2005 and 2004, respectively.

The net amount of foreign currency gain (loss) related to instruments designated as a hedge of the foreign currency exposure of the Company's net investment in foreign operations which has been included in the foreign currency translation adjustment was $404, $6,158 and ($2,158) for 2006, 2005 and 2004, respectively.

19 Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income adjusted for preferred share dividends and subordinated note interest by the weighted average shares outstanding plus share equivalents that would arise from a) the exercise of share options, deferred share units, restricted shares and performance units, and b) the conversion of preferred shares and subordinated notes. The per share amounts disclosed on the Consolidated Statements of Income are based on the following:

	2006	2005	2004
Numerator for basic earnings per share—			
Net income available to common shareholders	$ 643,114	$ 585,816	$ 454,942
Dividends on preferred shares, including part VI.I tax (Note 13)	—	—	2,461
Interest on subordinated notes, net of income tax	—	—	5,257
Numerator for diluted earnings per share	$ 643,114	$ 585,816	$ 462,660
Common shares outstanding—December 31	47,213,592	48,051,619	49,737,180
Non-vested restricted shares	(163,884)	(210,003)	(171,504)
Weighted average impact of shares repurchased (issued)	331,455	705,925	(1,263,632)
Denominator for basic earnings per share	47,381,163	48,547,541	48,302,044
Adjustment for share options	97,760	202,061	554,164
Adjustment for deferred share units	119,037	110,243	94,433
Adjustment for restricted shares	128,324	106,847	55,289
Adjustment for performance units	146,167	33,832	35,139
Adjustment for preferred shares	—	—	2,284,644
Adjustment for subordinated notes	—	—	1,908,213
Denominator for diluted earnings per share	47,872,451	49,000,524	53,233,926

20 Segmented Information

The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	2006	2005	2004
Sales			
Canada	$1,114,469	$ 978,898	$ 825,680
United States	2,661,134	2,053,829	1,705,710
	$3,775,603	$3,032,727	$2,531,390
Capital assets and goodwill			
Canada	$ 217,309	$ 213,621	
United States	1,694,518	842,565	
	$1,911,827	$1,056,186	

Sales information by product group is as follows:

	2006	2005	2004
Steel mill products	$2,162,220	$1,801,153	$1,573,201
Tubular products	1,613,383	1,231,574	958,189
	$3,775,603	$3,032,727	$2,531,390

21 Commitments

a) The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases are as follows:

2007	$ 8,698
2008	6,461
2009	2,371
2010	1,608
2011	1,138
	20,276
2012 - 2015	3,367
	$23,643

Rental expenses incurred under operating leases during 2006, 2005, and 2004 were $8,580, $8,485, and $9,202 respectively.

b) The Company and its subsidiaries have commitments under service and supply contracts for the period to 2018. Payments required under these contracts are as follows:

2007	$ 74,934
2008	61,410
2009	43,147
2010	24,513
2011	12,913
	216,917
2012 - 2018	49,070
	$265,987

Payments made in relation to these commitments during 2006, 2005, and 2004 were $116,001, $65,053, and $63,016, respectively.

c) At December 31, 2006, commitments to complete capital programs in progress total $119,560.

22 Supplemental Information

	2006	2005	2004
Allowance for doubtful accounts	$ 1,794	$ 1,055	$ 833
Doubtful accounts charged to expense	$ 485	$ 338	$ (170)
Interest income	$33,117	$16,798	$ 3,709
Other interest expense	$ 599	$ 177	$ 240
Miscellaneous income	$ 846	$ 2,607	$ 3,110
Research and development expense	$ 2,137	$ 3,234	$ 1,829
Interest paid	$28,064	$37,984	$54,814

23 Significant Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

a) Reconciliation of net income between accounting principles generally accepted in the United States and Canada:

	2006	2005	2004
Net income available to common shareholders as reported under U.S. GAAP	$ 643,114	$ 585,816	$ 454,942
Adjustments relating to amortization of capital assets(i)	(6,320)	(4,094)	(2,460)
Adjustments relating to sale-leaseback(ii)	2,136	2,367	2,839
Adjustments relating to natural gas hedge(iii)	—	—	321
Adjustments relating to change in accounting(iv)	—	—	(14,250)
Adjustments relating to valuation allowance on net deferred income tax asset(v)	—	—	(10,500)
Net income available to common shareholders, in accordance with Canadian GAAP	$ 638,930	$ 584,089	$ 430,892
Earnings per common share:			
Basic	$ 13.48	$ 12.03	$ 8.92
Diluted	$ 13.35	$ 11.92	$ 8.24
Net income available to common shareholders, in accordance with Canadian GAAP	$ 638,930	$ 584,089	$ 430,892
Dividends on preferred shares	—	—	2,461
Interest on subordinated notes	—	—	5,257
Numerator for diluted earnings per share	$ 638,930	$ 584,089	$ 438,610
Common shares outstanding—December 31	47,213,592	48,051,619	49,737,180
Non-vested restricted shares	(163,884)	(210,003)	(171,504)
Weighted average impact of shares repurchased (issued)	331,455	705,925	(1,263,632)
Denominator for basic earnings per share	47,381,163	48,547,541	48,302,044
Adjustment for share options	97,760	202,061	554,164
Adjustment for deferred share units	119,037	110,243	94,433
Adjustment for restricted shares	128,324	106,847	55,289
Adjustment for performance units	146,167	33,832	35,139
Adjustment for preferred shares	—	—	2,284,644
Adjustment for subordinated notes	—	—	1,908,213
Denominator for diluted earnings per share	47,872,451	49,000,524	53,233,926

(i) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP. United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation. United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs have been capitalized.

(ii) U.S. GAAP requires the financing method of accounting for a 2000 sale and leaseback transaction which involves real property resulting in interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, the transaction has been afforded operating lease treatment and lease expense is incurred.

(iii) U.S. GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counter party bankruptcy) of the natural gas hedge over the remaining life of the contract. As the contract expired in 2004, the impact of AG 13 for Canadian GAAP purposes was insignificant.

(iv) U.S. GAAP requires the cumulative effect of a change in accounting principle to be recorded, net of income taxes, as a charge to income in the current period. For Canadian GAAP, the change has been applied retroactively with restatement of prior periods, as discussed in Note 5.

(v) The adjustment represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i) above for explanation of the principal differences.

b) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

	2006	2005
i) Current assets		
Balance under U.S. GAAP	$1,480,013	$1,517,086
Adjustment relating to fair value of natural gas hedge	—	(11,841)
Adjustment relating to investment in joint venture	764	538
Balance under Canadian GAAP	$1,480,777	$1,505,783
ii) Investment in joint venture		
Balance under U.S. GAAP	$ 3,267	$ 2,776
Adjustment relating to investment in joint venture	(3,267)	(2,776)
Balance under Canadian GAAP	$ —	$ —
iii) Capital assets		
Balance under U.S. GAAP	$1,313,517	$1,056,186
Adjustments relating to the capitalization of interest	13,902	13,902
Adjustments relating to commissioning costs	112,233	112,233
Adjustments relating to amortization of capital assets	(16,821)	(6,528)
Adjustments relating to 2000 sale-leaseback transaction	(103,909)	(112,804)
Adjustment relating to investment in joint venture	2,547	2,569
Balance under Canadian GAAP	$1,321,469	$1,065,558
iv) Deferred pension liability (asset)		
Balance under U.S. GAAP	$ 43,328	$ 44,584
Adjustments relating to accrued pension liability	(75,217)	(74,542)
Balance under Canadian GAAP	$ (31,889)	$ (29,958)
v) Current liabilities		
Balance under U.S. GAAP	$ 432,586	$ 335,793
Adjustments relating to 2000 sale-leaseback transaction	(11,464)	(10,716)
Adjustment relating to investment in joint venture	44	331
Adjustments relating to natural gas contract	(4,602)	—
Balance under Canadian GAAP	$ 416,564	$ 325,408
vi) Long-term debt		
Balance under U.S. GAAP	$ 879,675	$ 313,053
Adjustments relating to 2000 sale-leaseback transaction	(110,320)	(116,484)
Balance under Canadian GAAP	$ 769,355	$ 196,569

	2006	2005
vii) Deferred income taxes—long-term liability		
Balance under U.S. GAAP	$ 491,052	$ 191,973
Adjustments relating to the capitalization of interest	5,172	5,172
Adjustments relating to commissioning costs	41,751	41,751
Adjustments relating to amortization of capital assets	(6,824)	(2,851)
Adjustments relating to minimum pension liability	26,597	17,663
Adjustments relating to 2000 sale-leaseback transaction	6,633	5,290
Adjustments relating to natural gas contract	1,632	(4,346)
Balance under Canadian GAAP	$ 566,013	$ 254,652
viii) Common shares		
Balance under U.S. GAAP	$ 414,934	$ 419,272
Adjustment relating to translation of convenience method	(40,733)	(40,733)
Balance under Canadian GAAP	$ 374,201	$ 378,539
ix) Retained earnings		
Balance under U.S. GAAP	$1,875,067	$1,341,659
Adjustments relating to the capitalization of interest	8,730	8,730
Adjustments relating to commissioning costs	70,482	70,482
Adjustments relating to amortization of capital assets	(9,997)	(3,677)
Adjustments relating to 2000 sale-leaseback transaction	11,246	9,110
Adjustment relating to translation of convenience method	(47,700)	(47,700)
Balance under Canadian GAAP	$1,907,828	$1,378,604
x) Accumulated other comprehensive income		
Balance under U.S. GAAP	$ (55,231)	$ (35,846)
Adjustments relating to minimum pension liability	48,620	33,983
Adjustments relating to natural gas hedge	2,970	(7,495)
Adjustment relating to translation of convenience method	88,433	88,433
Balance under Canadian GAAP—Cumulative translation adjustment	$ 84,792	$ 79,075

Under U.S. GAAP the equity method of accounting for the Company's investment in a jointly controlled enterprise is required, as the investment is not controlled. Under Canadian GAAP, the Company has followed the proportionate consolidation method of accounting for its investment.

Under U.S. GAAP, the Company has recorded the changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in accumulated other comprehensive income. Under Canadian GAAP, this is not required.

Under U.S. GAAP, the Company has recorded a pension liability for underfunded plans representing the excess of unfunded projected benefit obligations over pension assets. Unrecognized prior service cost and net experience losses have been charged directly to shareholders' equity, net of related deferred income taxes.

When the Company changed reporting currencies effective January 1, 1999, the translation of convenience method was used for Canadian GAAP. U.S. GAAP requires that the U.S. dollar amounts be determined using the historical rates in effect when the underlying transactions occurred.

c) U.S. GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

	2006	2005	2004
Cash derived from operating activities	$ 423,997	$ 638,289	$ 485,697
Cash (applied to) derived from financing activities	535,437	(361,222)	(222,454)
Cash applied to investing activities	(1,523,024)	(61,941)	(27,292)
Effect of exchange rate changes on cash and cash equivalents	14,953	13,005	(12,441)
Cash position at beginning of year	583,208	355,077	131,567
Cash position at December 31	$ 34,571	$ 583,208	$ 355,077

d) Additional disclosure required under Canadian GAAP:

i) The total interest paid, excluding interest on the subordinated notes, was $19,470, $29,273, and $33,538 in 2006, 2005 and 2004 respectively.

The total fair value of the Company's long-term debt was $809,535 (2005—$211,563) and the current portion was $27,215 (2005—$nil).

ii) A summary of the impact of accounting standards which have not yet been adopted due to delayed effective dates follows:

In January 2005, the CICA issued accounting standards Section 3855, *Financial Instruments—Recognition and Measurement*; Section 3865, *Hedges*; and Section 1530, *Comprehensive Income*. Section 3855 prescribes when and at what amounts financial instruments are recognized on the balance sheet and how resulting gains and losses are to be presented. Section 3865 specifies how hedge accounting is to be applied and the disclosures required when hedge accounting is applied. Sections 1530 introduces a new requirement to present certain gains and losses temporarily outside net income. The new standards must be adopted at the same time and are effective for fiscal years beginning on or after October 1, 2006. The Company will adopt the standards effective January 1, 2007. The impact of adopting these standards on the Canadian GAAP consolidated financial statements is not yet determinable as it will be dependent on outstanding positions and their fair values at the time of transition.

f) Following are the 2004 balance sheet, and the income statement and statement of cash flows for the year ended December 31, 2004 reported under Canadian GAAP. Previously reported figures have been restated a) to reflect the adoption of CICA Handbook Section 3860 "Financial Instruments—Disclosure and Presentation", as described above, and b) to reclassify the long-term deferred tax asset balance against the long-term deferred tax liability.

IPSCO Inc. Consolidated Balance Sheet
As of December 31
(thousands of U.S. dollars)

	2004
CURRENT ASSETS	
Cash and cash equivalents	$ 355,077
Accounts receivable	
Trade, less allowances	325,246
Other, including current portion of mortgages receivable	13,344
Inventories	434,526
Prepaid expenses	8,212
Future income taxes	45,212
	1,181,617
NON-CURRENT ASSETS	
Capital assets	1,075,512
Mortgages receivable	14,243
Deferred financing costs, less amortization	7,336
Deferred pension asset	16,181
	1,113,272
TOTAL ASSETS	$2,294,889
CURRENT LIABILITIES	
Accounts payable and accrued charges	$ 196,610
Accrued payroll and related liabilities	39,130
Income taxes payable	90,656
Current portion of long-term debt	14,286
Other current liabilities	4,168
	344,850
LONG-TERM LIABILITIES	
Long-term debt	393,053
Future income taxes	167,348
	560,401
SHAREHOLDERS' EQUITY	
Common shares	384,093
Contributed surplus	1,489
Retained earnings	923,530
Cumulative translation adjustment	80,526
	1,389,638
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,294,889

IPSCO Inc. Consolidated Statement of Income

Year ended December 31

(thousands of U.S. dollars except per share data)

	2004
Sales	$2,452,675
Cost of sales	
Manufacturing and raw material	1,660,009
Amortization of capital assets	77,161
	1,737,170
Gross income	715,505
Selling, research and administration	61,467
Operating income	654,038
Other expenses (income)	
Interest on long-term debt	45,336
Other interest income, net	(3,469)
Foreign exchange gain	(2,749)
Gain on sale of assets held for sale	(4,925)
Income before income taxes	619,845
Income taxes	188,953
NET INCOME	$ 430,892
EARNINGS PER COMMON SHARE	
Basic	$ 8.92
Diluted	$ 8.24

IPSCO Inc. Consolidated Statement of Cash Flow

Year Ended December 31

(thousands of U.S. dollars)

	2004
CASH DERIVED FROM (APPLIED TO)	
Operating activities	
Working capital provided by operations	
Net income	$ 430,892
Amortization of capital assets	77,161
Amortization of deferred charges	1,291
Stock based compensation	1,123
Change in deferred pension asset	(11,574)
Future income taxes	96,701
Gain on sale of assets held for sale	(4,925)
	590,669
Change in non-cash operating working capital	
Trade receivables	(146,191)
Other receivables	(5,017)
Income taxes recoverable	33,054
Inventories	(137,446)
Prepaid expenses	(5,114)
Accounts payable and accrued charges	47,114
Accrued payroll and related liabilities	23,506
Income and other taxes payable	91,126
Other current liabilities	(6,004)
	(104,972)
	485,697
Financing activities	
Proceeds from issuance of common shares pursuant to share option plan	30,364
Common share dividends	(9,536)
Redemption of preferred shares	(108,996)
Redemption of subordinated notes	(100,000)
Issuance (repayment) of long-term debt	(34,286)
	(222,454)
Investing activities	
Expenditures for capital assets	(29,068)
Proceeds from sale of assets held for sale	4,759
Proceeds from (issuance of) mortgages receivable, net	(2,983)
Purchase of investments	—
	(27,292)
Effect of exchange rate changes on cash and cash equivalents	(12,441)
INCREASE IN CASH AND CASH EQUIVALENTS	223,510
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	131,567
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 355,077

24 Contingencies and Environmental Expenditures

The Company's past and present operations include activities that are subject to federal, provincial, state and local environmental requirements, particularly relating to air, water and solid and hazardous waste management. The Company is engaged in various ongoing environmental monitoring and compliance programs, voluntary remediation activities, and capital improvement projects. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install additional pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. As of December 31, 2006, the Company had approximately $7,300 reserved for environmental liabilities in the consolidated balance sheet. The Company believes the liability for these matters was adequately reserved at December 31, 2006 and that material additional losses related to environmental matters are not reasonably possible.

The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that the resolution of these matters will not have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

25 Quarterly Information (unaudited)

Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal the total for the year.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006				
Sales	$902,896	$893,558	$996,867	$982,282
Gross income	279,467	261,551	314,577	252,556
Net income	150,701	156,368	197,089	138,956
Earnings per share				
Basic	3.15	3.28	4.19	2.95
Diluted	3.12	3.25	4.15	2.92
2005				
Sales	$766,738	$687,674	$726,079	$852,236
Gross income	267,587	230,353	224,875	258,421
Net income	154,768	126,853	134,027	170,168
Earnings per share				
Basic	3.11	2.60	2.81	3.56
Diluted	3.06	2.57	2.78	3.52

IPSCO Inc.

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2006					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 1,055	$ 485	$ 273[5]	$ 19[2]	$ 1,794
Allowance for customer claims	5,177	5,902	2,353[1][6]	7,138[3]	6,294
Allowance for valuation of assets held for sale	19,862	—	(12,139)[8]	—	7,723
Alllowance for valuation of deferred tax assets	39,768	(7,237)	—	—	32,531
Total	$65,862	$ (850)	$ (9,513)	$ 7,157	$48,342
Year ended December 31, 2005					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 833	$ 338	$ —	$ 116[2]	$ 1,055
Allowance for customer claims	7,520	4,124	54[1]	6,521[3]	5,177
Allowance for valuation of assets held for sale	19,218	—	644[1]	—	19,862
Alllowance for valuation of deferred tax assets[7]	—	39,768	—	—	39,768
Total	$27,571	$44,230	$ 698	$ 6,637	$65,862
Year ended December 31, 2004					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 3,214	$ (170)	$ —	$ 2,211[2]	$ 833
Allowance for customer claims	3,543	7,615	93[1]	3,731[3]	7,520
Allowance for valuation of assets held for sale	17,810	—	1,408[1]	—	19,218
Alllowance for valuation of deferred tax assets	43,649	—	—	43,649[4]	—
Total	$68,216	$ 7,445	$ 1,501	$49,591	$27,571

(1) Exchange rate fluctuations

(2) Uncollectible accounts written off, net of recoveries

(3) Claims settled with customers

(4) Allowance reversed as realization of benefit was more likely than not

(5) Includes $273 of Bad Debt Liabilities assumed on acquisition of NS Group

(6) Includes $2,372 of Claim Liabilities assumed on acquisition of NS Group

(7) Prior year balance restated to reflect actual capital losses as filed in the Company's tax return

(8) Asset disposal

Exhibit 23.1

IPSCO Inc.
2006 Form 10-K

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-11732) pertaining to the IPSCO Inc. Incentive Share Plan of our reports dated February 26, 2007, with respect to the consolidated financial statements of IPSCO Inc., IPSCO Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of IPSCO Inc., included herein, and our report included in the succeeding paragraph with respect to the financial statement schedule of IPSCO Inc. included in this Annual Report on Form 10-K for the year ended December 31, 2006.

Our audits also included the financial statement schedule of IPSCO Inc. listed in Item 15(a). This schedule is the responsibility of IPSCO Inc.'s management. Our responsibility is to express an opinion based on our audits. In our opinion, as to which the date is February 26, 2007, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Chicago, Illinois
February 26, 2007

Exhibit 31.1

Certification

(Section 302 — Sarbanes-Oxley Act of 2002)

I, David Sutherland, certify that:

1. I have reviewed this annual report on Form 10-K of IPSCO Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 1 day of March, 2007

/s/ David Sutherland
David Sutherland
President and Chief Executive Officer, IPSCO Inc.

Exhibit 31.2

Certification

(Section 302 — Sarbanes-Oxley Act of 2002)

I, Vicki L. Avril, certify that:

1. I have reviewed this annual report on Form 10-K of IPSCO Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 1 day of March, 2007

/s/ Vicki L. Avril
Vicki L. Avril
Senior Vice President and Chief Financial Officer, IPSCO Inc.

Certification

(Section 906—Sarbanes-Oxley Act of 2002)

In connection with the report of IPSCO Inc. (the "Company") on the Form 10-K for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this 1 day of March, 2007

/s/ David Sutherland
David Sutherland
President and Chief Executive Officer,
IPSCO Inc.

/s/ Vicki L. Avril
Vicki L. Avril
Senior Vice President and Chief Financial Officer,
IPSCO Inc.

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Shareholder and corporate information

REGISTERED HEADQUARTERS
P.O. Box 1670, Armour Road
Regina, Saskatchewan S4P 3C7
1-800-667-1616

OPERATIONAL HEADQUARTERS
650 Warrenville Road, Suite 500
Lisle, Illinois 60532

ANNUAL MEETING
April 26, 2007 at 9:00 a.m. CST
Turvey Centre, Armour Road
Regina, Saskatchewan

INVESTOR RELATIONS CONTACT
Thomas C. Filstrup
Director, Investor Relations
1-630-810-4772
1-877-594-7726
tfilstrup@ipsco.com

COMPANY INFORMATION CONTACT
Kelly Brossart
Corporate Communications Officer
1-306-924-7475
1-800-667-1616
kbrossart@ipsco.com

IPSCO WEBSITE
www.ipsco.com
Our website offers a wide variety of investor and other corporate information, as well as links to IPSCO regulatory filings.

REGISTRAR AND TRANSFER AGENT
In Canada:
Computershare Trust Company of Canada

In the United States:
Computershare Trust Company Inc.

North America: 1-800-564-6253

International: 514-982-7555

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
Shareholders of record may enroll in the Plan and have their dividends automatically reinvested in IPSCO Inc. shares. Optional cash payments of up to CDN $5,000 per quarter may also be applied to the purchase of Common Shares. All service, brokerage and administration fees of the Plan are paid by the Company. Please address inquiries about the Plan to:

Computershare Investor Services
Attn: Dividend Investment Department
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1

Or by calling toll free 1-800-564-6253

Or by visiting our website in the Investor Information section under Dividends.

DIVIDENDS
Dividends are paid to U.S. shareholders in U.S. dollars and are subject to Canadian withholding tax which will be deducted at the source. The withholding tax may be eligible for a foreign tax credit against U.S. federal income tax.

STOCK SPLIT HISTORY
February 28, 1998 3-for-2
June 28, 1984 2-for-1

COMMON STOCK – NYSE
(High and low values in U.S. dollars; dividend values in Canadian dollars)

Market price	High	Low	Dividend
4Q 2006	**$107.05**	**$81.00**	**$0.18**
3Q 2006	**$ 98.97**	**$80.52**	**$0.20**
2Q 2006	**$111.60**	**$82.65**	**$0.20**
1Q 2006	**$108.50**	**$82.28**	**$0.20**

COMMON STOCK – TSX
(All values in Canadian dollars)

Market price	High	Low	Dividend
4Q 2006	**$122.80**	**$91.35**	**$0.18**
3Q 2006	**$110.86**	**$90.00**	**$0.20**
2Q 2006	**$126.99**	**$91.00**	**$0.20**
1Q 2006	**$126.00**	**$96.10**	**$0.20**

STOCK EXCHANGES
Common stock of IPSCO Inc. is listed on the New York (NYSE) and Toronto (TSX) Stock Exchanges under the exchange symbol IPS.

FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (Dividends Reinvested)



800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005
2006
$620
IPSCO
$325
S&P/TSX Steel
$185
S&P/TSX

OFFICERS

Burton Joyce
Chairman of the Board

David Sutherland
President and Chief Executive Officer

John Tulloch
Executive Vice President – Steel and Chief Commercial Officer

Vicki Avril
Senior Vice President and Chief Financial Officer

Joseph Russo
Senior Vice President and Chief Technical Officer

David Britten
Vice President, Corporate Development

Barry Hodson
Vice President and General Sales Manager, Canadian Tubular Products

Leslie Lederer
Vice President, General Counsel and Corporate Secretary

Peter MacPhail
Vice President of Primary Operations

Greg Maindonald
Vice President, Operations Services

Daniel Miksta
Vice President and General Sales Manager, Steel Products

Raymond Rarey
Vice President and Chief Human Resources Officer

Philip Marusarz
Corporate Controller

Gregory Burnett
Treasurer

Robert Eisner
Assistant Treasurer

John Comrie, Q.C.
Assistant Secretary

Michele Klebuc-Simes
Assistant Secretary

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